Statement of Management’s Responsibility
for Financial Information
Management of Bank of Montreal (the bank) is responsible for the preparation and presentation of the annual consolidated financial statements, Management’s Discussion and Analysis (MD&A) and all other information in the Annual Report.
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and meet the applicable requirements of the Canadian Securities Administrators (CSA) and the Securities and Exchange Commission (SEC) in the United States. The financial statements also comply with the provisions of the
Bank Act (Canada)
and related regulations, including interpretations of IFRS by our regulator, the Office of the Superintendent of Financial Institutions Canada. The MD&A has been prepared in accordance with the requirements of securities regulators, including National Instrument 51-102
Continuous Disclosure Obligations
of the CSA.
The consolidated financial statements and information in the MD&A necessarily include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration given to materiality. In addition, in preparing the financial information we must interpret the requirements described above, make determinations as to the relevancy of information to be included, and make estimates and assumptions that affect reported information. The MD&A also includes information regarding the impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because events and circumstances in the future may not occur as expected.
The financial information presented in the bank’s Annual Report is consistent with that in the consolidated financial statements.
In meeting our responsibility for the reliability and timeliness of financial information, we maintain and rely on a comprehensive system of internal controls, including organizational and procedural controls, disclosure controls and procedures, and internal control over financial reporting. Our system of internal controls includes written communication of our policies and procedures governing corporate conduct and risk management; comprehensive business planning; effective segregation of duties; delegation of authority and personal accountability; escalation of relevant information for decisions regarding public disclosure; careful selection and training of personnel; and accounting policies that we regularly update. Our internal controls are designed to provide reasonable assurance that transactions are authorized, assets are safeguarded and proper records are maintained, and that we are in compliance with all regulatory requirements. The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules, and by an internal audit staff, which conducts periodic audits of all aspects of our operations.
As of October 31, 2024, we, as the bank’s Chief Executive Officer and Chief Financial Officer, have determined that the bank’s internal control over financial reporting is effective. We have certified Bank of Montreal’s annual filings with the CSA and with the SEC pursuant to National Instrument 52-109,
Certification of Disclosure in Issuers’ Annual and Interim Filings and the Securities Exchange Act of 1934
.
In order to provide their audit opinions on our consolidated financial statements and on the bank’s internal control over financial reporting, the Shareholders’ Auditors audit our system of internal controls over financial reporting and conduct work to the extent that they consider appropriate. Their audit opinion on the bank’s internal control over financial reporting as of October 31, 2024 is set forth on page 133.
The Board of Directors, based on recommendations from its Audit and Conduct Review Committee, reviews and approves the financial information contained in the Annual Report, including the MD&A. The Board of Directors and its relevant committees oversee management’s responsibilities for the preparation and presentation of financial information, maintenance of appropriate internal controls, compliance with legal and regulatory requirements, management and control of major risk areas, and assessment of significant and related party transactions.
The Audit and Conduct Review Committee, which is comprised entirely of independent directors, is also responsible for selecting the Shareholders’ Auditors and reviewing the qualifications, independence and performance of both the Shareholders’ Auditors and internal audit. The Shareholders’ Auditors and the bank’s Chief Auditor have full and free access to the Board of Directors, its Audit and Conduct Review Committee and other relevant committees to discuss audit, financial reporting and related matters.
The Office of the Superintendent of Financial Institutions Canada conducts examinations and inquiries into the affairs of the bank as are deemed necessary to ensure that the provisions of the
Bank Act
, with respect to the safety of the depositors, are being duly observed and that the bank is in sound financial condition.
KPMG LLP, the independent auditors appointed by the shareholders of the Bank who have audited the consolidated financial statements, have also audited the effectiveness of the Bank’s internal control over financial reporting as at October 31, 2024 and have issued their report on page 133.

Darryl White	Tayfun Tuzun	Toronto, Canada
Chief Executive Officer	Chief Financial Officer	December 5, 2024

BMO Financial Group 207th Annual Report 2024	127

INDEPENDENT AUDITOR’S REPORT

[THIS PAGE INTENTIONALLY LEFT BLANK]

128	BMO Financial Group 207th Annual Report 2024

[THIS PAGE INTENTIONALLY LEFT BLANK]

BMO Financial Group 207th Annual Report 2024	129

INDEPENDENT AUDITOR’S REPORT

[THIS PAGE INTENTIONALLY LEFT BLANK]

130	BMO Financial Group 207th Annual Report 2024

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Bank of Montreal
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Bank of Montreal (the Bank) as of October 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Bank as of October 31, 2024 and 2023, and its financial performance and its cash flows for the years then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Bank’s internal control over financial reporting as of October 31, 2024, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated December 5, 2024 expressed an unqualified opinion on the effectiveness of the Bank’s internal control over financial reporting
.
Basis for Opinion
These consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the Audit and Conduct Review Committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Assessment of the Allowance for Credit Losses for Loans
As discussed in Notes 1 and 4 to the consolidated financial statements, the Bank’s allowance for credit losses (ACL) for loans as at October 31, 2024 was $4,356 million. The Bank’s ACL consists of an allowance for impaired loans and an allowance for performing loans (APL), both calculated under the IFRS 9
Financial Instruments
expected credit losses framework. The APL is calculated for each exposure in the loan portfolio as a function of the key modelled inputs being probability of default (PD), exposure at default (EAD) and loss given default (LGD). In establishing the APL, the Bank’s methodology attaches probability weightings to four economic scenarios, which represent the Bank’s judgment about a range of forecast economic variables – a base case scenario being the Bank’s view of the most probable outcome, as well as upside, downside and severe downside scenarios. Where there has been a significant increase in credit risk, a lifetime APL is recorded; otherwise, 12 months of an APL is generally recorded. The Bank’s methodology for determining significant increase in credit risk is primarily based on the change in PD between the origination date and reporting date and is assessed using probability weighted scenarios. The Bank uses Experienced Credit Judgment (ECJ) to reflect factors not captured in the results produced by the APL models. The allowance for individually significant impaired loans is determined based on estimated recoveries for a specific loan based on all events and conditions that are relevant to the loan.
We identified the assessment of the ACL for loans as a critical audit matter. Significant auditor judgment was required due to a high degree of measurement uncertainty in the Bank’s key modelled inputs, methodology and judgments and their resulting impact on the APL, as described above, including the impact of the macroeconomic environment. Assessing the APL also required significant auditor attention and complex auditor judgment to evaluate the results of audit procedures. Significant auditor judgment was also required due to a high degree of measurement uncertainty and management judgment involved in the assessment of the estimated recoveries for individually significant impaired loans. Further, specialized skills and knowledge, including experience in the industry, were required to apply audit procedures and evaluate the results of those procedures.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Bank’s ACL process, with the involvement of credit risk, economics, valuations, and information technology professionals with specialized skills, industry knowledge and relevant experience. This included internal controls related to (1) monitoring and periodic validation of the models used to derive the key modelled inputs, (2) monitoring of the methodology for identifying significant increase in credit risk, and (3) review of the economic variables, probability weighting of scenarios and ECJ. We also evaluated the design and tested the operating effectiveness of certain internal controls over the Bank’s ACL process related to loan reviews and the allowance for individually significant impaired loans. This included internal controls related to the determination of loan risk grades for wholesale loans and the assessment of estimated recoveries for individually significant impaired loans. We involved credit risk and economics professionals with specialized skills, industry knowledge and relevant experience, who assisted in evaluating the (1) key modelled inputs and the APL methodology including the determination of significant increases in credit risk by evaluating the methodology for compliance with IFRS 9 and re-calculating
model monitoring tests in respect of the key modelled inputs and thresholds used for significant increases in credit risk, (2) economic variables and probability weighting of scenarios used in the models by assessing the variables and scenarios against external economic data, and (3) ECJ overlays to the APL used by the Bank by applying our knowledge of the industry and credit judgment to assess management’s judgments. For a selection of wholesale loans, we developed an independent estimate of the loan risk grades using the Bank’s borrower risk rating scale and compared that to the Bank’s assigned loan risk grade. For a selection of individually significant impaired loans, we evaluated the adequacy of the impaired loans allowance by assessing the estimated recoveries relevant to each loan, and, where appropriate, we involved credit risk and valuations professionals with specialized skills, industry knowledge and relevant experience to assist in the evaluation.

BMO Financial Group 207th Annual Report 2024	131

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Assessment of the Measurement of the Fair Value of Certain Securities
As discussed in Notes 1, 3 and 18 to the consolidated financial statements, the Bank’s securities portfolio included $281,692 million of securities as at October 31, 2024 that are measured at fair value. Included in these amounts are certain securities for which the Bank determines fair value using models that use significant unobservable inputs and third-party net asset valuations (NAVs). Unobservable inputs require the use of significant judgment. Certain of the significant unobservable inputs used in the valuation of such securities include NAVs and multiples.
We identified the assessment of the measurement of the fair value of certain securities as a critical audit matter. Significant auditor judgment was required because there was a high degree of measurement uncertainty in the significant unobservable inputs. Significant auditor attention and complex auditor judgment was required to evaluate the results of audit procedures. Further, specialized skills and knowledge, including experience in the industry, were required to apply audit procedures and evaluate the results of those procedures.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Bank’s process to determine the fair value of certain securities with the involvement of valuation and information technology professionals with specialized skills, industry knowledge and relevant experience. This included controls related to (1) the assessment of rate sources used in independent price verification, and (2) segregation of duties and access controls. We also evaluated the design and tested the operating effectiveness of the controls related to (1) independent price verification, and (2) review of third-party NAVs or fair value determined by model-based valuation approaches. We tested, with involvement of valuation professionals with specialized skills, industry knowledge and relevant experience, the fair value of a selection of securities, and we (1) compared the NAVs to external information or (2) tested management’s process of estimating the fair value by testing the appropriateness of the methods used, evaluating the reasonableness of certain assumptions including multiples, and testing the mathematical accuracy of calculations.
Assessment of Income Tax Uncertainties
As discussed in Notes 1 and 23 to the consolidated financial statements, in determining the provision for income taxes, the Bank interprets tax legislation, case law and administrative positions, and, based on its judgment, records a provision for an estimate of the amount required to settle tax obligations.
We identified the assessment of income tax uncertainties as a critical audit matter. Significant auditor judgment was required because there was a high degree of subjectivity in assessing the need to record a provision, based on interpretation of tax legislation, case law and administrative positions, for these uncertainties and estimating the amount of such provision, if necessary. This required significant auditor attention and complex auditor judgment to evaluate the results of audit procedures. Further, specialized skills and knowledge, including experience in the industry, were required to apply audit procedures and evaluate the results of those audit procedures.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Bank’s process for evaluating income tax uncertainties with the involvement of tax professionals with specialized skills, industry knowledge and relevant experience. This included controls related to the (1) interpretation of tax legislation, case law and administrative positions and the evaluation of the technical merits of tax positions, and (2) determination of the best estimate of the provision required for these uncertainties. We involved tax professionals with specialized skills, industry knowledge and relevant experience, who assisted in (1) evaluating, based on their knowledge and experience, the Bank’s interpretations of tax legislation, case law and administrative positions and the assessment of certain tax uncertainties and expected outcomes, including, if applicable, the measurement thereof, (2) reading advice obtained by the Bank from external counsel and evaluating its impact on the Bank’s provision, if necessary, and (3) reading correspondence with taxation authorities and evaluating its impact on the Bank’s provision, if necessary.
Assessment of the Valuation of Insurance-related Liabilities and Transition to IFRS 17
As discussed in Notes 1 and 15 to the consolidated financial statements, the Bank’s insurance-related liabilities as at October 31, 2024 were $18,770 million. The Bank’s methodology for determining insurance-related liabilities incorporates judgments regarding financial and non-financial
risk assumptions. The key financial risk assumption is the discount rate which is comprised of a risk-free rate and an illiquidity premium that reflects the characteristics of the underlying insurance-related liabilities. The key non-financial
risk assumptions include mortality, policy lapse and expenses. As discussed in Note 1, the Bank adopted International Financial Reporting Standard 17, Insurance Contracts (IFRS 17) and recorded a $1,106 million after-tax
decrease in shareholders’ equity and a $2,181 million increase in its insurance-related liabilities primarily as a result of applying the fair value approach for contracts issued prior to November 1, 2022. The key methods and assumptions used to calculate the Bank’s adjustments were the selection and application of the cashflow method, discount rate, explicit risk adjustment and the determination of certain fair value assumptions from a market participant perspective used to calculate the transition contractual service margin (CSM).
We identified the assessment of the valuation of insurance-related liabilities and the transition to IFRS 17 as a critical audit matter. Significant auditor judgment was required due to the high degree of measurement uncertainty in the Bank’s modelled inputs, methodology and key assumptions, and their resulting impact on insurance-related liabilities. Assessing the insurance-related liabilities also required significant auditor attention and complex auditor judgment to evaluate the results of the audit procedures performed. Further, specialized skills and knowledge, including experience in the industry, were required to apply audit procedures and evaluate the results of those procedures.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Bank’s valuation of insurance-related liabilities process and the Bank’s process to calculate the CSM upon transition. This included controls related to (1) the development and review of key financial and non-financial
risk assumptions, and the actuarial models used to calculate insurance-related liabilities; and (2) the development and review of the fair value approach and key assumptions used to calculate the transition CSM, both with the assistance of actuarial professionals with specialized skills, industry knowledge and relevant experience. We involved actuarial professionals with specialized skills, industry knowledge and relevant experience, who assisted in evaluating (1) the key non-financial
assumptions, being mortality, policy lapses and expenses, by comparing them to the Bank’s internal and external experience studies, and (2) the impact of assumption changes on the CSM or the consolidated statement of income, by assessing assumption changes and other evidence. We also tested a selection of the underlying evidence and documentation, such as executed policyholder insurance contracts. We assessed the illiquidity premiums used in the determination of the discount rate by comparing a selection against market data for financial instruments with similar illiquidity characteristics. For the transition to IFRS 17, we also involved actuarial professionals with specialized skills, industry knowledge and relevant experience, who assisted in evaluating (1) key assumptions including discount rate, explicit risk adjustment and certain fair value assumptions from a market participant perspective, by comparing them to publicly available market data, and (2) the transition CSM models by examining the methodology and selection and application of the cash flow method.

Chartered Professional Accountants, Licensed Public Accountants
We have served as the Bank’s auditor since 2004 and as joint auditor for the prior 14 years.
Toronto, Canada
December 5, 2024

132	BMO Financial Group 207th Annual Report 2024

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Bank of Montreal
Opinion on Internal Control Over Financial Reporting
We have audited Bank of Montreal’s internal control over financial reporting as of October 31, 2024, based on the criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, Bank of Montreal (the Bank) maintained, in all material respects, effective internal control over financial reporting as of October 31, 2024, based on the criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Bank as of October 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated December 5, 2024 expressed an unqualified opinion on those consolidated financial statements.
Basis for Opinion
The Bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under the heading Management’s Annual Report on Disclosure Controls and Procedures and Internal Control over Financial Reporting, on page 117 of Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants, Licensed Public Accountants
Toronto, Canada
December 5, 2024

BMO Financial Group 207th Annual Report 2024	133

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Income

For the Year Ended October 31 (Canadian $ in millions, except as noted)	2024	2023
Interest, Dividend and Fee Income
Loans	$40,069	$34,310
Securities (Notes 3 and 10) (1)	15,038	11,392
Securities borrowed or purchased under resale agreements	6,843	5,859
Deposits with banks	4,035	4,013
	65,985	55,574
Interest Expense
Deposits	34,580	26,547
Securities sold but not yet purchased and securities lent or sold under repurchase agreements	8,907	7,299
Subordinated debt	456	430
Other liabilities (Note 14)	2,574	2,617
	46,517	36,893
Net Interest Income	19,468	18,681
Non-Interest Revenue
Securities commissions and fees	1,106	1,025
Deposit and payment service charges	1,626	1,517
Trading revenues (losses) (Notes 10 and 18)	2,377	(216)
Lending fees	1,464	1,548
Card fees	847	700
Investment management and custodial fees	2,056	1,851
Mutual fund revenues	1,324	1,244
Underwriting and advisory fees	1,399	1,107
Securities gains, other than trading (Note 3)	200	180
Foreign exchange gains, other than trading	263	234
Insurance service results (Note 15)	340	389
Insurance investment results (Note 15)	105	171
Share of profit in associates and joint ventures	207	185
Other revenues	13	643
	13,327	10,578
Total Revenue	32,795	29,259
Provision for Credit Losses (Notes 4 and 10)	3,761	2,178
Non-Interest Expense
Employee compensation (Notes 21 and 22)	10,872	11,460
Premises and equipment (Note 9)	4,117	4,870
Amortization of intangible assets (Note 11)	1,112	1,008
Advertising and business development	837	812
Communications	388	367
Professional fees	583	863
Association, clearing and annual regulator fees	321	272
Other	1,269	1,482
	19,499	21,134
Income Before Provision for Income Taxes	9,535	5,947
Provision for income taxes (Note 23)	2,208	1,510
Net Income	$7,327	$4,437
Attributable to:
Bank shareholders	$7,318	$4,425
Non-controlling interest in subsidiaries	9	12
Net Income	$7,327	$4,437
Earnings Per Common Share (Canadian $) (Note 24)
Basic	$9.52	$5.77
Diluted	9.51	5.76
Dividends per common share	6.12	5.80

(1)
Includes interest income on securities measured at fair value through other comprehensive income (FVOCI) and amortized cost, calculated using the effective interest rate method, of $7,826 million for the year ended October 31, 2024 ($6,027 million in 2023).

The accompanying notes are an integral part of these consolidated financial statements.
Certain comparative figures have been reclassified for changes in accounting policy (Note 1).

Darryl White	Jan Babiak
Chief Executive Officer	Chair, Audit and Conduct Review Committee

134	BMO Financial Group 207th Annual Report 2024

Consolidated Statement of Comprehensive Income

For the Year Ended October 31 (Canadian $ in millions)	2024	2023
Net Income	$7,327	$4,437
Other Comprehensive Income, net of taxes (Note 23)
Items that will subsequently be reclassified to net income
Net change in unrealized gains (losses) on fair value through OCI debt securities
Unrealized gains (losses) on fair value through OCI debt securities arising during the year	217	(74)
Reclassification to earnings of (gains) during the year	(83)	(31)
	134	(105)
Net change in unrealized gains (losses) on derivatives designated as cash flow hedges
Gains (losses) on derivatives designated as cash flow hedges arising during the year (Note 8)	2,512	(1,292)
Reclassification to earnings/goodwill of losses on derivatives designated as cash flow hedges during the year (Note 10)	1,417	973
	3,929	(319)
Net gains on translation of net foreign operations
Unrealized gains on translation of net foreign operations	287	1,399
Unrealized (losses) on hedges of net foreign operations	(100)	(373)
	187	1,026
Items that will not be subsequently reclassified to net income
Net unrealized gains on fair value through OCI equity securities arising during the year	9	–
Net (losses) on remeasurement of pension and other employee future benefit plans (Note 22)	(69)	(1)
Net (losses) on remeasurement of own credit risk on financial liabilities designated at fair value	(633)	(291)
	(693)	(292)
Total Other Comprehensive Income, net of taxes (Note 23)	3,557	310
Total Comprehensive Income	$10,884	$4,747
Attributable to:
Bank shareholders	$10,875	$4,735
Non-controlling interest in subsidiaries	9	12
Total Comprehensive Income	$10,884	$4,747
The accompanying notes are an integral part of these consolidated financial statements.
Certain comparative figures have been reclassified for changes in accounting policy (Note 1).

BMO Financial Group 207th Annual Report 2024	135

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheet

As at October 31 (Canadian $ in millions)	2024	2023
Assets
Cash and Cash Equivalents (Note 2)	$65,098	$77,934
Interest Bearing Deposits with Banks (Note 2)	3,640	4,109
Securities (Notes 3 and 10)
Trading	168,926	123,718
Fair value through profit or loss	19,064	16,733
Fair value through other comprehensive income	93,702	62,819
Debt securities at amortized cost	115,188	116,814
	396,880	320,084
Securities Borrowed or Purchased Under Resale Agreements (Note 4)	110,907	115,662
Loans (Notes 4, 6 and 10)
Residential mortgages	191,080	177,250
Consumer instalment and other personal	92,687	104,042
Credit cards	13,612	12,294
Business and government	384,993	366,886
	682,372	660,472
Allowance for credit losses (Note 4)	(4,356)	(3,807)
	678,016	656,665
Other Assets
Derivative instruments (Note 8)	47,253	39,976
Customers’ liability under acceptances (Note 12)	359	8,111
Premises and equipment (Note 9)	6,249	6,241
Goodwill (Notes 10 and 11)	16,774	16,728
Intangible assets (Notes 10 and 11)	4,925	5,216
Current tax assets	2,219	2,052
Deferred tax assets (Note 23)	3,024	3,420
Receivable from brokers, dealers and clients	31,916	53,002
Other (Note 12)	42,387	37,806
	155,106	172,552
Total Assets	$1,409,647	$1,347,006
Liabilities and Equity
Deposits (Note 13)	$982,440	$910,879
Other Liabilities
Derivative instruments (Note 8)	58,303	50,193
Acceptances (Note 14)	359	8,111
Securities sold but not yet purchased (Note 14)	35,030	43,774
Securities lent or sold under repurchase agreements (Note 6)	110,791	106,108
Securitization and structured entities’ liabilities (Notes 6 and 7)	40,164	27,094
Insurance-related liabilities (Note 15)	18,770	14,458
Payable to brokers, dealers and clients	34,407	53,754
Other (Note 14)	36,720	48,284
	334,544	351,776
Subordinated Debt (Note 16)	8,377	8,228
Total Liabilities	$1,325,361	$1,270,883
Equity
Preferred shares and other equity instruments (Note 17)	8,087	6,958
Common shares (Note 17)	23,921	22,941
Contributed surplus	354	328
Retained earnings	46,469	44,006
Accumulated other comprehensive income	5,419	1,862
Total shareholders’ equity	84,250	76,095
Non-controlling interest in subsidiaries (Note 17)	36	28
Total Equity	84,286	76,123
Total Liabilities and Equity	$1,409,647	$1,347,006
The accompanying notes are an integral part of these consolidated financial statements.
Certain comparative figures have been reclassified for changes in accounting policy (Note 1).

136	BMO Financial Group 207th Annual Report 2024

Consolidated Statement of Changes in Equity

For the Year Ended October 31 (Canadian $ in millions)	2024	2023
Preferred Shares and Other Equity Instruments (Note 17)
Balance at beginning of year	$6,958	$6,308
Issued during the year	2,379	650
Redeemed during the year	(1,250)	–
Balance at End of Year	8,087	6,958
Common Shares (Note 17)
Balance at beginning of year	22,941	17,744
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	905	1,609
Issued under the Stock Option Plan	74	61
Treasury shares sold	1	14
Issued to align capital position with increased regulatory requirements as announced by OSFI (Note 17)	–	3,360
Issued for acquisitions (Notes 10 and 17)	–	153
Balance at End of Year	23,921	22,941
Contributed Surplus
Balance at beginning of year	328	317
Stock option expense, net of options exercised (Note 21)	15	11
Net premium (discount) on sale of treasury shares	11	(2)
Other	–	2
Balance at End of Year	354	328
Retained Earnings
Balance at beginning of year	44,006	45,117
Impact from accounting policy changes (Note 1)	–	(974)
Net income attributable to bank shareholders	7,318	4,425
Dividends on preferred shares and distributions payable on other equity instruments (Note 17)	(386)	(331)
Dividends on common shares (Note 17)	(4,458)	(4,148)
Equity issue expense	(11)	(73)
Net discount on sale of treasury shares	–	(10)
Balance at End of Year	46,469	44,006
Accumulated Other Comprehensive (Loss) on Fair Value through OCI Securities, net of taxes
Balance at beginning of year	(464)	(359)
Unrealized gains (losses) on fair value through OCI debt securities arising during the year	217	(74)
Unrealized gains on fair value through OCI equity securities arising during the year	9	–
Reclassification to earnings of (gains) during the year	(83)	(31)
Balance at End of Year	(321)	(464)
Accumulated Other Comprehensive (Loss) on Cash Flow Hedges, net of taxes
Balance at beginning of year	(5,448)	(5,129)
Gains (losses) on derivatives designated as cash flow hedges arising during the year (Note 8)	2,512	(1,292)
Reclassification to earnings/goodwill of losses on derivatives designated as cash flow hedges during the year (Note 10)	1,417	973
Balance at End of Year	(1,519)	(5,448)
Accumulated Other Comprehensive Income on Translation of Net Foreign Operations, net of taxes
Balance at beginning of year	6,194	5,168
Unrealized gains on translation of net foreign operations	287	1,399
Unrealized (losses) on hedges of net foreign operations	(100)	(373)
Balance at End of Year	6,381	6,194
Accumulated Other Comprehensive Income on Pension and Other Employee Future Benefit Plans, net of taxes
Balance at beginning of year	943	944
(Losses) on remeasurement of pension and other employee future benefit plans (Note 22)	(69)	(1)
Balance at End of Year	874	943
Accumulated Other Comprehensive Income on Own Cr edit Risk on Financial Liabilities Designated at Fair Value, net of taxes
Balance at beginning of year	637	928
(Losses) on remeasurement of own credit risk on financial liabilities designated at fair value	(633)	(291)
Balance at End of Year	4	637
Total Accumulated Other Comprehensive Income	5,419	1,862
Total Shareholders’ Equity	84,250	76,095
Non-Controlling Interest in Subsidiaries (Note 17)
Balance at beginning of year	28	–
Acquisition (Note 10)	–	16
Net income attributable to non-controlling interest in subsidiaries	9	12
Dividends to non-controlling interest in subsidiaries	(3)	–
Other	2	–
Balance at End of Year	36	28
Total Equity	$84,286	$76,123
The accompanying notes are an integral part of these consolidated financial statements.
Certain comparative figures have been reclassified for changes in accounting policy (Note 1).

BMO Financial Group 207th Annual Report 2024	137

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Cash Flows

For the Year Ended October 31 (Canadian $ in millions)	2024	2023
Cash Flows Provided by Operating Activities
Net Income	$7,327	$4,437
Adjustments to determine net cash flows provided by operating activities:
Securities (gains), other than trading (Note 3)	(200)	(180)
Depreciation of premises and equipment (Note 9)	970	1,022
Depreciation of other assets	28	62
Amortization of intangible assets (Note 11)	1,112	1,008
Provision for credit losses (Note 4)	3,761	2,178
Deferred taxes (Note 23)	153	(708)
Share of (profit) in associates and joint ventures	(207)	(185)
Changes in operating assets and liabilities:
Trading securities	(42,700)	(13,290)
Derivative assets	(85)	14,373
Derivative liabilities	2,123	(14,924)
Current income taxes	257	(990)
Accrued interest receivable and payable	785	1,956
Insurance-related liabilities	4,312	3,257
Brokers, dealers and clients receivable and payable	1,529	405
Other items and accruals, net	(7,099)	4,028
Deposits	68,441	32,721
Loans	(24,636)	(25,094)
Securities sold but not yet purchased	(8,786)	5,652
Securities lent or sold under repurchase agreements	3,766	(5,130)
Securities borrowed or purchased under resale agreements	5,480	(885)
Securitization and structured entities’ liabilities	12,699	(122)
Net Cash Provided by Operating Activities	29,030	9,591
Cash Flows Provided by (Used in) Financing Activities
Liabilities of subsidiaries	(12,071)	2,068
Proceeds from issuance of covered bonds (Note 13)	–	8,027
Redemption/buyback of covered bonds (Note 13)	(2,327)	(10,743)
Proceeds from issuance of subordinated debt (Note 16)	1,000	1,150
Repayment of subordinated debt (Note 16)	(1,000)	(1,179)
Proceeds from issuance of preferred shares, net of issuance costs (Note 17)	2,368	648
Redemption of preferred shares (Note 17)	(1,250)	–
Net proceeds from issuance of common shares (Note 17)	67	3,339
Net sale of treasury shares (Note 17)	1	14
Cash dividends and distributions paid	(3,840)	(2,703)
Cash dividends paid to non-controlling interest	(3)	–
Repayment of lease liabilities	(357)	(353)
Net Cash Provided by (Used in) Financing Activities	(17,412)	268
Cash Flows (Used in) Investing Activities
Interest bearing deposits with banks	515	1,680
Purchases of securities, other than trading	(86,980)	(50,149)
Maturities of securities, other than trading	27,323	20,905
Proceeds from sales of securities, other than trading	36,177	23,186
Net purchases of premises and equipment and software (Notes 9 and 11)	(1,564)	(1,677)
Acquisitions (Note 10) (1)	–	(15,102)
Net Cash (Used in) Investing Activities	(24,529)	(21,157)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	75	1,766
Net (decrease) in Cash and Cash Equivalents	(12,836)	(9,532)
Cash and Cash Equivalents at Beginning of Year	77,934	87,466
Cash and Cash Equivalents at End of Year (Note 2)	$65,098	$77,934
Supplemental Disclosure of Cash Flow Information
Net cash provided by operating activities includes:
Interest paid in the year (2)	$45,092	$33,747
Income taxes paid in the year	2,450	2,591
Interest received in the year	63,108	52,112
Dividends received in the year	2,481	2,349

(1)
This amount is net of cash and cash equivalents of $3,646 million acquired as part of acquisitions during the year ended October 31, 2023. To mitigate changes in the Canadian dollar equivalent of the Bank of the West purchase price on closing, we entered into forward contracts, which qualified for hedge accounting.

(2)	Includes dividends paid on securities sold but not yet purchased.
The accompanying notes are an integral part of these consolidated financial statements.
Certain comparative figures have been reclassified for changes in accounting policy (Note 1).

138	BMO Financial Group 207th Annual Report 2024

Note 1: Basis of Presentation
Bank of Montreal (the bank or BMO) is a chartered bank under the
Bank Act (Canada)
and is a public company incorporated in Canada. We are a highly diversified financial services company, providing a broad range of personal and commercial banking, wealth management and investment banking products and services. The bank’s head office is at 129 rue Saint-Jacques, Montreal, Quebec. Our executive offices are at 100 King Street West, 1 First Canadian Place, Toronto, Ontario. Our common shares are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange.
We have prepared these consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). We also comply with interpretations of IFRS by our regulator, the Office of the Superintendent of Financial Institutions (OSFI).
Our consolidated financial statements have been prepared on a historical cost basis, except for the revaluation of the following items: assets and liabilities held for trading; financial assets and liabilities measured or designated at fair value through profit or loss (FVTPL); financial assets measured or designated at FVOCI; financial assets and liabilities designated as hedged items in qualifying fair value hedge relationships; cash-settled share-based payment liabilities; defined benefit pension and other employee future benefit liabilities; and insurance-related liabilities.
These consolidated financial statements were authorized for issue by the Board of Directors on December 5, 2024.
Basis of Consolidation
These consolidated financial statements are inclusive of the financial statements of our subsidiaries as at October 31, 2024. We conduct business through a variety of corporate structures, including subsidiaries, structured entities (SEs), associates and joint ventures. Subsidiaries are those entities where we exercise control through our ownership of the majority of the voting shares. We also hold interests in SEs, which we consolidate when we control the SEs. These are more fully described in Note 7. All of the assets, liabilities, revenues and expenses of our subsidiaries and consolidated SEs are included in our consolidated financial statements. All intercompany transactions and balances are eliminated on consolidation.
We hold investments in associates, where we exert significant influence over operating and financing decisions (generally companies in which we own between 20% and 50% of the voting shares). These are accounted for using the equity method. The equity method is also applied to our investments in joint ventures, which are entities where we exercise joint control through an agreement with other shareholders. Under the equity method of accounting, investments are initially recorded at cost, and the carrying amount is increased or decreased to recognize our share of an investee’s net income or loss, including other comprehensive income or loss. Additional information regarding accounting for investments in associates and joint ventures is included in Note 12.
Material Accounting Policies
To facilitate a better understanding of our consolidated financial statements, we have disclosed our material accounting policies throughout the following notes with the related financial disclosures by major caption:

Translation of Foreign Currencies
We conduct business in a variety of foreign currencies and present our consolidated financial statements in Canadian dollars, which is our functional currency. Monetary assets and liabilities, as well as non-monetary
assets and liabilities measured at fair value, that are denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the balance sheet date.
Non-monetary
assets and liabilities not measured at fair value are translated into Canadian dollars at historical rates. Revenues and expenses denominated in foreign currencies are translated using the average exchange rate for the year.
Unrealized gains and losses arising from translating our net investment in foreign operations into Canadian dollars, net of related hedging activities and applicable income taxes, are included in our Consolidated Statement of Comprehensive Income within net gains on translation of net foreign operations. When we dispose of a foreign operation such that control, significant influence or joint control is lost, the cumulative amount of the gain (loss) on translation and any applicable hedging activities and related income taxes is reclassified to our Consolidated Statement of Income as part of the gain or loss on disposition.
Foreign currency translation gains and losses on equity securities measured at FVOCI that are denominated in foreign currencies are included in accumulated other comprehensive income on FVOCI equity securities, net of taxes, in our Consolidated Statement of Changes in Equity. All other foreign currency translation gains and losses are included in foreign exchange gains, other than trading, in our Consolidated Statement of Income as they arise.

BMO Financial Group 207th Annual Report 2024	139

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

From time to time, we enter into foreign exchange hedge contracts to reduce our exposure to changes in the value of foreign currencies. Realized and unrealized gains and losses that arise on the mark-to-market
of foreign exchange contracts related to economic hedges are included in non-interest
revenue in our Consolidated Statement of Income. Changes in the fair value of derivative contracts that qualify for hedge accounting are recorded in our Consolidated Statement of Comprehensive Income within net change in unrealized gains (losses) on derivatives designated as cash flow hedges, with the spot/forward differential (the difference between the foreign currency exchange rate at the inception of the contract and the rate at the end of the contract) recorded in interest income (expense) over the term of the hedge.
Revenue
Dividend Income
Dividend income is recognized when the right to receive payment is established. This is the ex-dividend
date for listed equity securities.
Fee Income
Fee income is recognized based on the purpose of the fee and the terms specified in the contract with customers, generally when we have completed our obligations as specified in the contract. Payment is typically due when our obligation has been satisfied or shortly thereafter, so there is generally no significant financing component associated with payments due to us. For contracts where the transaction price includes variable consideration, revenue is only recognized to the extent that it is highly probable. When another party is involved in providing a service to a customer, we determine whether we act as a principal or an agent, which may require judgment. If we act as a principal (i.e. when we control the services in the contract before they are transferred to customers), we present revenue separately from the amount paid to the other party; otherwise, we present revenue net of the amount paid to the other party.
Securities commissions and fees
are earned in BMO Wealth Management (BMO WM) and BMO Capital Markets (BMO CM) on brokerage transactions executed for customers, generally as a fixed fee per share traded, and the commissions and related clearing expense are recognized on trade date. There are also fees based on a percentage of the customer’s portfolio holdings that entitle them to investment advice and a certain number of trades, which are recorded over the period to which the fees relate.
Deposit and payment service charges
are primarily earned in Personal and Commercial Banking (P&C), and include monthly account maintenance fees and other activity-based fees earned on deposit and cash management services. Fees are recognized over time when account maintenance and cash management services are provided, or at a point in time when an income-generating activity is performed.
Card fees
are earned in P&C and primarily include interchange income, late fees and annual fees. Card fees are recorded when the related services are provided, except for annual fees, which are recorded evenly throughout the year. Interchange income is calculated as a percentage of the transaction amount and/or a fixed price per transaction, as established by the payment network, and is recognized when the card transaction is settled. Reward costs for our cards are recorded as a reduction in card fees when redeemed.
Investment management and custodial fees
are earned in BMO WM and are based primarily on the balance of assets under management or assets under administration, as at the period end, for investment management, custodial, estate and trustee services provided. Fees are recorded over the period the services are performed.
Mutual fund revenues
are earned in BMO WM as fees for fund management services, which are primarily calculated and recorded based on a percentage of the fund’s net asset value. The fees are recorded over the period the services are performed.
Underwriting and advisory fees
are earned in BMO CM and arise from securities offerings in which we act as an underwriter or agent, structuring and administering loan syndications, and fees earned from providing mergers and acquisitions services and structuring advice. Underwriting and advisory fees are generally recognized when the services are completed.
Leases
We are lessors in both financing leases and operating leases. Leases are classified as financing leases if they transfer substantially all the risks and rewards incidental to ownership of the leased asset to the lessee. Otherwise they are classified as operating leases, as we retain substantially all the risks and rewards of asset ownership.
As lessor in a financing lease, a loan is recognized equal to the investment in the lease, which is calculated as the present value of the minimum payments to be received from the lessee, discounted at the interest rate implicit in the lease, plus any unguaranteed residual value we expect to recover at the end of the lease. Finance lease income is recognized in interest, dividend and fee income, loans, in our Consolidated Statement of Income.
Assets under operating leases are recorded in other assets in our Consolidated Balance Sheet. Rental income is recognized on a straight-line basis over the term of the lease in non-interest
revenue, other, in our Consolidated Statement of Income. Depreciation on these assets is recognized on a straight-line basis over the term of the lease in non-interest
expense, other, in our Consolidated Statement of Income.
Refer to Note 9 for our policy on lessee accounting.
Assets
Held-for-Sale
Non-current
non-financial
assets classified as
held-for-sale
are measured at the lower of their carrying amount and fair value less costs to sell and are presented within other assets in our Consolidated Balance Sheet. Subsequent to its initial classification, a non-current
asset is no longer depreciated or amortized, and any subsequent write-down in fair value less costs to sell is recognized in non-interest
revenue, other, in our Consolidated Statement of Income.

140	BMO Financial Group 207th Annual Report 2024

Interbank Offered Rate Reform – Phase 2 Amendments
Effective November 1, 2020, we early adopted the IASB’s IBOR Phase 2 amendments to IFRS 9
Financial Instruments
(IFRS 9), IAS 39
Financial Instruments: Recognition and Measurement
(IAS 39), IFRS 7
Financial Instruments: Disclosures
(IFRS 7) and IFRS 4
Insurance Contracts
(IFRS 4), as well as IFRS 16
Leases.
These amendments address issues that arise from implementation of Interbank Offered Rate (IBOR) reform, as IBORs will be replaced with alternative reference rates (ARRs). As at October 31, 2024, BMO had transitioned all exposure to sterling, euro, Swiss franc, Japanese yen and USD LIBOR and Canadian Dollar Offered Rate (CDOR) settings to ARRs.
The following table presents quantitative information as at October 31, 2023, which includes financial instruments that referenced remaining CDOR and BA rate settings, or demand facilities that were subject to remediation to amend the benchmark interest rate. BMO has transitioned all exposure to CDOR settings to ARRs as at October 31, 2024.

(Canadian $ in millions)	2023
Non-derivative assets (1)	$44,370
Non-derivative liabilities (1)	4,584
Derivative notional amounts (2) (3)	1,779,140
Authorized and committed loan commitments (4) (5) (6)	55,548

(1)	All amounts presented based on contractual amounts outstanding at October 31, 2023, with the exception of securities, recorded in non-derivative assets, presented based on carrying value.
(2)
Notional amounts represent the amount to which a rate or price is applied in order to calculate the amount of cash that must be exchanged under the contract. Notional amounts do not represent assets or liabilities and therefore are not recorded in our Consolidated Balance Sheet.

(3)
Includes certain cross-currency swap positions where both the pay and receive legs referenced a CDOR or BA rate. For those derivatives, the table above includes the notional amounts for both the pay and receive legs in the relevant columns aligning with the CDOR or BA rate exposure.

(4)
Excludes personal lines of credit and credit cards that are unconditionally cancellable at our discretion. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

(5)
Includes loan commitments where our customers have the option to draw from their facility in multiple currencies. Amounts drawn will be subject to prevailing IBORs for the foreign currency, including those that are in scope of IBOR reform.

(6)	Commitments include backstop liquidity facilities provided by the bank to external parties.
Use of Estimates and Judgments
The preparation of the consolidated financial statements requires management to make estimates and judgments that affect the carrying amounts of certain assets and liabilities, certain amounts reported in net income and other related disclosures.
The most significant assets and liabilities for which we must make estimates and judgments include the allowance for credit losses (ACL); financial instruments measured at fair value; pension and other employee future benefits; impairment of securities and investments in associates and joint ventures; income taxes and deferred tax assets; goodwill and intangible assets; insurance contract liabilities; provisions, including legal proceedings and restructuring charges; transfers of financial assets; consolidation of SEs; and the valuation of the assets and liabilities related to our acquisition of Bank of the West. We make judgments in assessing the business model for financial assets, as well as whether substantially all risks and rewards have been transferred in respect of transfers of financial assets and whether we control SEs, as discussed in Notes 6 and 7, respectively. If actual results were to differ from the estimates, the impact would be recorded in future periods.
The economic outlook is subject to several risks that could lead to a less favourable outcome for the North American economy. These include potential higher tariffs on U.S. imports, an escalation of conflicts in the Middle East and Ukraine, heightened tensions between the United States and China over trade relations and Taiwan, tensions between Canada and India, and a possible strike by U.S. East and Gulf Coast dockworkers in January 2025. In addition, the Canadian dollar faces downside risks from possible U.S. tariffs and the upcoming renegotiation of the Canada-United States-Mexico Trade Agreement (CUSMA) in 2026. The impacts on our business, results of operations, reputation, financial performance and condition, including the potential for credit, counterparty and mark-to-market
losses, and on our credit ratings and regulatory capital and liquidity ratios, as well as the impacts on our customers and competitors, will depend on future developments, which remain uncertain. By their very nature, the estimates and judgments we make for the purposes of preparing our consolidated financial statements relate to matters that are inherently uncertain. However, we have detailed policies and internal controls in place that are intended to ensure the judgments made in estimating these amounts are well controlled and independently reviewed, and that our policies are consistently applied from period to period. We believe that our estimates of the value of our assets and liabilities are appropriate as at October 31, 2024.
Allowance for Credit Losses
The expected credit loss (ECL) model requires the recognition of credit losses generally based on 12 months of expected losses for performing loans and the recognition of lifetime losses on performing loans that have experienced a significant increase in credit risk since origination.
The determination of a significant increase in credit risk takes into account many different factors and varies by product and risk segment. The bank’s methodology for determining a significant increase in credit risk is based on the change in probability of default (PD) between origination and reporting date, assessed using probability-weighted scenarios, as well as certain other criteria, such as 30 days past due and watchlist status. The assessment of a significant increase in credit risk requires experienced credit judgment.

BMO Financial Group 207th Annual Report 2024	141

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In determining whether there has been a significant increase in credit risk and in calculating the amount of ECL, we must rely on estimates and exercise judgment regarding matters for which the ultimate outcome is unknown. These judgments include changes in circumstances that may cause future assessments of credit risk to be materially different from current assessments, which could require an increase or decrease in the ACL. The calculation of ECL includes the explicit incorporation of forecasts of future economic conditions. We have developed models incorporating specific macroeconomic variables that are relevant to each portfolio. Key economic variables for our retail portfolios include our primary operating markets of Canada and the United States, and regional markets where considered significant. Forecasts are developed internally by our Economics group, considering external data and our view of future economic conditions. We exercise experienced credit judgment to incorporate multiple economic forecasts, which are probability-weighted in the determination of the final ECL. The allowance is sensitive to changes in both economic forecasts and the probability weight assigned to each forecast scenario.
Additional information regarding the ACL is included in Note 4.
Financial Instruments Measured at Fair Value
Fair value measurement techniques are used to value various financial assets and financial liabilities, and are also used in performing impairment testing on certain non-financial
assets.
Additional information regarding our fair value measurement techniques is included in Note 18.
Pension and Other Employee Future Benefits
Our pension and other employee future benefit expense is calculated by our independent actuaries using assumptions determined by management. If actual experience were to differ from the assumptions used, we would recognize this difference in other comprehensive income.
Pension and other employee future benefit expense, plan assets and defined benefit obligations are also sensitive to changes in discount rates. We determine discount rates for all of our plans using high-quality AA-rated corporate bond yields with terms matching the plans’ specific cash flows.
Additional information regarding our accounting for pension and other employee future benefits is included in Note 22.
Impairment of Securities and Investments in Associates and Joint Ventures
Debt securities measured at amortized cost or FVOCI are assessed for impairment using the ECL model. For securities determined to have low credit risk, the ACL is measured at an amount equal to
12-month
ECL.
We review our investments in associates and joint ventures, included within other assets, at each quarter-end reporting period in order to identify and evaluate any investments that show indications of possible impairment. For these investments, a significant or prolonged decline in fair value to an amount below their cost is objective evidence of impairment.
Additional information regarding our accounting for debt securities measured at amortized cost or FVOCI and investments in associates and joint ventures, ACL and the determination of fair value is included in Notes 3, 12 and 18.
Income Taxes and Deferred Tax Assets
The provision for income taxes is calculated based on the expected tax treatment of transactions recorded in either our Consolidated Statement of Income, our Consolidated Statement of Comprehensive Income or our Consolidated Statement of Changes in Equity. In determining the provision for income taxes, we interpret tax legislation, case law and administrative positions in numerous jurisdictions and, based on our judgment, record our estimate of the amount required to settle tax obligations. We also make assumptions about the expected timing of the reversal of deferred tax assets and liabilities. If our interpretations and assumptions differ from those of tax authorities, or if the timing of reversals is not as expected, our provision for income taxes could increase or decrease in future periods. The amount of any such increase or decrease cannot be reasonably estimated.
Deferred tax assets are recognized only when it is probable that sufficient taxable profit will be available in future periods against which deductible temporary differences or unused tax losses and tax credits may be utilized. We are required to assess whether it is probable that our deferred tax assets will be realized. The factors used to assess the probability of realization are our past experience of income and capital gains, our forecast of future net income before taxes, and the remaining expiration period of tax loss carryforwards and tax credits. Changes in our assessment of these factors could increase or decrease our provision for income taxes in future periods.
Additional information regarding our accounting for income taxes is included in Note 23.
Goodwill and Intangible Assets
For the purpose of impairment testing, goodwill is allocated to our groups of cash-generating units (CGUs), which represent the lowest level within the bank at which goodwill is monitored for internal management purposes. Impairment testing is performed at least annually, by comparing the carrying values and the recoverable amounts of the CGUs to which goodwill has been allocated to determine whether the recoverable amount of each group is greater than its carrying value. If the carrying value of the group were to exceed its recoverable amount, an impairment calculation would be performed. The recoverable amount of a CGU is the higher of its fair value less costs to sell and value in use.
In determining fair value less costs to sell, we employ a discounted cash flow model consistent with those we use when we acquire a business. This model is dependent on assumptions related to revenue growth, discount rates, synergies achieved on acquisition and the availability of comparable acquisition data. Changes in any of these assumptions would affect the determination of fair value for each CGU in a different manner. We exercise judgment and make assumptions in determining fair value less costs to sell, and differences in judgment and assumptions could affect the determination of fair value and any resulting impairment write-down.
Intangible assets with a definite life are amortized to income on either a straight-line or an accelerated basis over a period not exceeding
15
years, depending on the nature of the asset. We test definite-life intangible assets for impairment when circumstances indicate the carrying value may not be recoverable. Indefinite-life intangible assets are tested annually for impairment. If any intangible assets are determined to be impaired, we write them down to their recoverable amount, the higher of value in use and fair value less costs to sell, when this is less than the carrying value.
Additional information regarding goodwill and intangible assets is included in Note 11.

142	BMO Financial Group 207th Annual Report 2024

Insurance Contract Liabilities
Insurance contract liabilities represent estimates of fulfilment cash flows, which include a risk adjustment, and the contractual service margin (CSM). Fulfilment cash flows include estimates of future cash flows related to the remaining coverage period and for previously incurred claims, which are then discounted and probability-weighted. This is based on non-financial
risk assumptions including mortality, policy lapses and expenses, which are based on a combination of industry and entity-specific data and, in the case of expenses, on historical analysis of which expenses are attributable to insurance operations. These assumptions are reviewed at least annually and updated to reflect actual experience and market conditions. In addition, we add a risk adjustment for non-financial
risk to bring the confidence level on the sufficiency for reserves to 70% – 75%. The CSM is a component of the liability representing the unearned profit we recognize as we provide services.
Additional information regarding insurance contract liabilities is included in Note 15.
Provisions
A provision, including those for legal proceedings and restructuring charges, is recognized if, as a result of a past event, the bank has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. A provision is recorded at the best estimate of the amount required to settle an obligation as at the balance sheet date, taking into consideration the risks and uncertainties associated with the obligation. Management and external experts are involved in estimating any provision, as necessary. The actual costs of settling some obligations may be substantially higher or lower than the amount of the provisions.
Additional information regarding provisions is included in Note 25.
Transfers of Financial Assets
We enter into transactions in which we transfer financial assets, typically loans or mortgage-backed securities, to a structured entity or third party to obtain alternate sources of funding or as part of our trading activities. We assess whether substantially all of the risks and rewards of, or control over, the assets have been transferred in order to determine whether they qualify for derecognition. Where we continue to be exposed to substantially all of the prepayment, interest rate and/or credit risk associated with the securitized assets, they do not qualify for derecognition. We continue to recognize the assets and the related cash proceeds as secured financing in our Consolidated Balance Sheet.
Additional information regarding transferred financial assets is included in Note 6.
Consolidation of Structured Entities
The securitization vehicles we sponsor typically have limited decision-making authority. The structure of these vehicles limits the activities they can undertake, the types of assets they can hold and the funding of their activities. We control and consolidate these vehicles when we have the key decision-making powers necessary to obtain the majority of the benefits from their activities.
For certain investments in limited partnerships, we exercise judgment in determining whether we control an entity. Based on an assessment of our interests and rights, we have determined that we do not control certain entities, even though we may have an ownership interest greater than 50%. This may be the case when we are not the general partner in an arrangement and the general partner’s rights most significantly affect the returns of the entity. Additionally, we have determined that we control certain entities despite having an ownership interest of less than 50%. This may be the case when we are the general partner in an arrangement and the general partner’s rights most significantly affect the returns of the entity.
Additional information regarding SEs is included in Notes 7 and 21.
Acquisition of Bank of the West – Valuation of Assets and Liabilities
Significant judgments and assumptions were used in determining the fair value of the Bank of the West assets acquired and liabilities assumed, including the loan portfolio, core-deposit and other relationship intangible assets and fixed maturity deposits.
For loans, the determination of fair value involved estimating the cash flows that are expected to be received on all purchased loans and discounting these back to their present value. We estimated expected cash flows based on models that incorporate management’s best estimate of current key assumptions such as default rates, loss severity, timing of prepayments and collateral. In determining the discount rate, we considered various factors, including our cost to raise funds in the current market, the risk premium associated with the loans and the cost to service the portfolios.
For core-deposit intangible assets, fair value was determined using a discounted cash flow approach, comparing the present value of the cost to maintain the acquired deposits to the cost of alternative funding. The present value of the cost to maintain the acquired deposits includes an estimate of future interest costs and operating expenses for the core deposits acquired. Core deposits are those that we considered to be stable, below-market sources of funding. Deposit run-off
was estimated using historical attrition data, and comparing this to market sources at the date of acquisition.
We calculated the fair value of wealth management and credit card customer relationships acquired based on the excess of estimated future cash inflows (i.e. revenue from the acquired relationships) over the related estimated cash outflows (i.e. operating costs and contributory asset charges) over the estimated life of the customer base.
The determination of the fair value of fixed maturity deposits involved estimating the cash flows to be paid and discounting these back to their present value. The timing and amount of cash flows included significant management judgment regarding the likelihood of early redemption and the timing of withdrawals by customers. Discount rates were based on the prevailing rates we were paying on similar deposits at the date of acquisition.
The fair value of all other assets and liabilities, including real estate properties, was calculated using market data where possible, as well as management judgment, to determine the price that would be obtained in an arms-length transaction between knowledgeable, willing parties.
Additional information regarding our accounting for the acquisition is included in Notes 4 and 10.

BMO Financial Group 207th Annual Report 2024	143

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Changes in IFRS and Accounting Policies
IFRS 17 Insurance Contracts
Effective November 1, 2023, we adopted IFRS 17
Insurance Contracts
(IFRS 17), which provides a comprehensive approach to accounting for all types of insurance contracts and replaced existing IFRS 4
Insurance Contracts
(IFRS 4).
IFRS 17 fundamentally changes the accounting for insurance contracts, with two key changes for the bank that impact the timing of income recognition:
Firstly, IFRS 17 requires us to group insurance contracts, where contracts have similar risks, were written in the same fiscal year and have similar expected profitability. IFRS 4 had no similar grouping requirement. We then measure these groups of contracts based on our estimates of the present value of future cash flows that are expected to arise as we fulfill the contracts, plus an explicit risk adjustment for insurance-specific risk. To the extent that discounted future cash inflows exceed discounted, risk-adjusted future cash outflows, a CSM is recorded, representing unearned profits that will be recognized over the duration of the insurance contracts. If a group of insurance contracts is expected to experience losses, these losses are recorded in income immediately in non-interest
revenue, insurance service results. Releases in expected fulfilment cash outflows, risk adjustment and CSM will be recognized in our Consolidated Statement of Income in insurance service results over the term of the related insurance contracts. We will use this approach for all insurance contracts, except for creditor insurance and direct participating contracts. We will apply a modified approach to our direct participating products, including segregated funds, whereby their initial measurement is consistent with other insurance contracts, but the variability in financial variables is recorded through CSM versus income, representing variability of our own share of the fees. For our creditor business, with a coverage period of one year or less, we will defer premiums received and recognize them in income over the coverage period and recognize a liability for claims only once a loss is incurred.
Under IFRS 4, gains or losses on new contracts were recognized in income immediately.
The second key difference under IFRS 17 compared to IFRS 4 is the rate used to discount our insurance contract liabilities. Under IFRS 17, the discount rate comprises a risk-free rate and an illiquidity premium that reflects the characteristics of these liabilities. Under IFRS 4, the discount rate was connected to the yield of the assets held to support insurance contract liabilities. We have elected the accounting policy choice under IFRS 17 to recognize the impact of changes in the discount rate and financial assumptions on insurance contract liabilities in our Consolidated Statement of Income in non-interest
revenue, insurance investment results.
On transition, we were required to apply a full retrospective approach, where we restated prior periods as if we had always applied IFRS 17, unless impracticable, in which case we were to apply either the modified retrospective approach, where we applied specific modifications to the full retrospective approach, or the fair value approach, where we determined the fair value of the CSM as the difference between the fair value of a group of contracts, including certain fair value assumptions from a market participant perspective, and our fulfilment cash flows at the date of transition. We applied the full retrospective approach to our creditor business and the fair value approach to all other products written prior to November 1, 2022. The impact of adopting IFRS 17 as at November 1, 2022 was an increase in assets of
$
1,075 million, an increase in liabilities of $2,181 million and a decrease in shareholders’ equity of $1,106 million after-tax.
The CSM qualifies as Tier 1 Capital. We applied the change retrospectively, as though we had always accounted for insurance contracts under IFRS 17.
IAS 40 Investment Property
On transition to IFRS 17, we voluntarily changed our accounting policy for the measurement of investment properties, included in insurance-related assets in other assets in our Consolidated Balance Sheet, from cost to fair value. This better aligns our returns on investment properties with gains and losses from our insurance business. IAS 40
Investment Property
(IAS 40) permits either measurement approach. We applied the change retrospectively, as if we had always accounted for investment properties at fair value. The result was an increase in other assets of $
132 million and an increase in shareholders’ equity of $132 million after-tax
at November 1, 2022.
Transition Impacts
The following table shows the impact of these combined changes at November 1, 2022:

(Canadian $ in millions)		November 1, 2022 previously reported	IFRS 17 impacts	IAS 40 accounting policy change impacts	November 1, 2022 restated
Assets
Other Assets
	Deferred tax assets	$1,175	$418	$(51)	$1,542
	Other
	Insurance-related assets	2,575	657	183	3,415
Total Assets		$3,750	$1,075	$132	$4,957
Liabilities
Other Liabilities
	Insurance-related liabilities	$11,201	$2,181	$–	$13,382
	Other
	Deferred tax liabilities	102	–	–	102
Total Liabilities		$11,303	$2,181	$–	$13,484
The impact of these changes on our Common Equity Tier 1 (CET1) Ratio was not material.

144	BMO Financial Group 207th Annual Report 2024

IFRS 9 Financial Instruments
Effective November 1, 2023, we voluntarily changed our accounting policy to account for regular way contracts to buy or sell financial assets on trade date, instead of on settlement date. This change was applied retrospectively, as is required for changes in accounting policy, as if we had always recorded securities transactions on trade date. Regular way contracts are those that will be settled within a timeframe established by market convention or regulation. The change resulted in an increase in both assets and liabilities of $
52.5 billion as at October 31, 2023.
IAS 12 Income Taxes
Effective November 1, 2023, we adopted an amendment to IAS 12
Income Taxes
(IAS 12). This amendment narrows the IAS 12 exemption to exclude transactions that give rise to equal and offsetting temporary differences (e.g. leases and asset retirement obligations). Upon adoption of the amendment, we record separate deferred tax assets and liabilities related to the assets and liabilities that give rise to these temporary differences. There was no impact on our Consolidated Balance Sheet, as the balances are eligible for offset when levied by the same tax authority.
Future Changes in IFRS and Accounting Policies
IFRS 9 Financial Instruments
In May 2024, the IASB issued amendments to IFRS 9 which introduce additional guidance in two areas. The first relates to financial assets with contingent features and when these features can be considered consistent with a basic lending arrangement, in which case the instrument can be measured at amortized cost. The second relates to the timing of derecognition of financial liabilities when payment takes place through an electronic payment system and certain conditions are met. These amendments will be effective for our fiscal year beginning November 1, 2026 and we are currently assessing their impact on our consolidated financial statements.
IAS 12 Income Taxes
In May 2023, the IASB issued an amendment to IAS 12. The amendment addresses concerns around accounting for the global minimum top-up
tax as outlined in the
two-pillar
plan for international tax reform developed by members of the Organisation for Economic
Co-operation
and Development/G20 Inclusive Framework on Base Erosion and Profit Shifting. The amendment to IAS 12 includes temporary mandatory relief from recognizing and disclosing deferred taxes related to the top-up
tax. We have applied the temporary mandatory relief related to deferred taxes in jurisdictions in which we operate where the top-up
tax legislation has been enacted or substantively enacted. The global minimum tax rules will be effective for our fiscal year beginning November 1, 2024, and as a result, we expect an increase in our effective tax rate in fiscal 2025
o
f
 up to 65 basis points.
IFRS 18 Presentation and Disclosure in Financial Statements
In April 2024, the IASB issued IFRS 18
Presentation and Disclosure in Financial Statements
(IFRS 18), which will replace IAS 1
Presentation of Financial Statements
, and will be effective for our fiscal year beginning November 1, 2027. IFRS 18 requires changes to how information is grouped and presented in the financial statements, and requires that certain management performance measures be included in the financial statements. We are currently assessing the impact of the standard on the presentation of our consolidated financial statements.

Note 2: Cash and Interest Bearing Deposits with Banks
Cash and Cash Equivalents

(Canadian $ in millions)	2024	2023
Cash and deposits with banks (1)	$62,823	$75,528
Cheques and other items in transit, net	2,275	2,406
Total cash and cash equivalents	$65,098	$77,934

(1)	Includes deposits with the Bank of Canada, the U.S. Federal Reserve and other central banks.
Cheques and Other Items in Transit, Net
Cheques and other items in transit are recorded at cost and represent the net position of the uncleared cheques and other items in transit between us and other banks.
Cash Restrictions
We are required to maintain reserves or minimum balances with certain central banks, regulatory bodies and counterparties totalling $
80 million as at October 31, 2024 ($125 million as at October 31, 2023).
Interest Bearing Deposits with Banks
Deposits with banks are recorded at amortized cost and include acceptances we have purchased that were issued by other banks. Interest income earned on these deposits is recorded on an accrual basis.

BMO Financial Group 207th Annual Report 2024	145

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3: Securities
Securities are divided into five types, each with a different purpose and accounting treatment. The types of securities we hold are as follows:
Trading securities
are securities purchased for resale over a short period of time. Trading securities are recorded at FVTPL. Transaction costs and changes in fair value are recorded in our Consolidated Statement of Income in trading revenues (losses).
Fair value through profit or loss securities
are measured at fair value, with changes in fair value and related transaction costs recorded in our Consolidated Statement of Income in securities gains, other than trading, except as noted below. This category includes the following:
Securities Designated at FVTPL
In order to qualify for this designation, the security must have a reliably measurable fair value, and the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the gains and losses on a different basis. Securities must be designated on initial recognition, and the designation is irrevocable. If these securities were not designated at FVTPL, they would be accounted for at either FVOCI or amortized cost.
We designate certain securities held by our insurance subsidiaries that support our insurance and investment contract liabilities at FVTPL, since the changes in financial variables used to calculate insurance and investment contract liabilities are recorded through our Consolidated Statement of Income in each period. This designation aligns the accounting result with the way the portfolio is managed in order to reduce an accounting mismatch with respect to unrealized gains and losses, as the change in fair value of the securities, investment contract liabilities designated at fair value and the impact of the change in discount rates and financial assumptions on insurance contract liabilities are all recorded through the Consolidated Statement of Income in non-interest revenue, insurance investment results. These securities had a fair value of
$
12,214 million as at October 31, 2024 ($10,003
million as at October 31, 2023). The maximum exposure to credit risk from securities designated at FVTPL is the carrying value of these securities.
Securities Mandatorily Measured at FVTPL
Securities managed on a fair value basis, but not held for trading, or debt securities with cash flows that do not represent solely payments of principal and interest, and equity securities not held for trading or designated at FVOCI, are classified as FVTPL. The fair value of these investments of $6,850 million as at October 31, 2024 ($6,730 million as at October 31, 2023) is recorded in securities in our Consolidated Balance Sheet.
Investments in Low Income Housing Tax Credit (LIHTC) entities are included in this balance as they are classified as FVTPL, with both changes in fair value of the investments and the benefit of tax credits received recorded in non-interest
revenue, securities gains, other than trading. The fair value of these investments was $900 million as at October 31, 2024 ($808 million as at October 31, 2023).
Debt securities at FVOCI
are debt securities purchased with the objective of both collecting contractual cash flows and selling the securities. The securities’ cash flows represent solely payments of principal and interest. These securities may be sold in response to, or in anticipation of, changes in interest rates and any resulting prepayment risk, changes in credit risk, changes in foreign currency risk or changes in funding sources or terms, or in order to meet liquidity needs.
Debt securities measured at FVOCI are initially recorded at fair value plus transaction costs. They are subsequently measured at fair value, with unrealized gains and losses recorded in our Consolidated Statement of Comprehensive Income until the security is sold or impaired. Gains and losses on disposal and impairment losses (recoveries) are recorded in our Consolidated Statement of Income in non-interest
revenue, securities gains, other than trading. Interest income earned is recorded in our Consolidated Statement of Income in interest, dividend and fee income, securities, using the effective interest method.
Equity securities at FVOCI
are equity securities for which we have elected to record changes in the fair value of the instrument in other comprehensive income as opposed to FVTPL. Gains or losses recorded on these instruments will never be recognized in profit or loss. Equity securities measured at FVOCI are not subject to an impairment assessment.
Debt securities at amortized cost
are debt securities purchased or originated with the objective of collecting contractual cash flows, and those cash flows represent solely payments of principal and interest. These securities are initially recorded at fair value plus transaction costs and are subsequently measured at amortized cost, using the effective interest method. Impairment losses (recoveries) are recorded in our Consolidated Statement of Income in non-interest
revenue, securities gains, other than trading. Interest income earned and amortization of premiums, discounts and transaction costs are recorded in our Consolidated Statement of Income in interest, dividend and fee income, securities.
We account for all of our securities transactions using trade date accounting in our Consolidated Balance Sheet.
Impairment Review
Debt securities at amortized cost or FVOCI are assessed for impairment using the ECL model, with the exception of those determined to have low credit risk, where the ACL is measured at an amount equal to
12-month
ECL. A debt security is considered to have low credit risk if it has a low risk of default, and if the borrower has a strong capacity to meet its contractual cash flow obligations in the near term and adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce the ability of the borrower to fulfill its contractual cash flow obligations. All of our debt securities have a credit risk rating of investment grade.
Debt securities at amortized cost totalling $115,188 million as at October 31, 2024 ($116,814 million as at October 31, 2023) are net of allowances for credit losses of $3 million as at October 31, 2024 ($3 million as at October 31, 2023).
Debt securities at FVOCI totalling $93,702 million as at October 31, 2024 ($62,819 million as at October 31, 2023) are net of allowances for credit losses of $4 million as at October 31, 2024 ($3 million as at October 31, 2023).
Fair Value Measurement
For traded securities, quoted market value is considered to be fair value. Quoted market value is based on bid or ask prices, depending on which is the most appropriate to measure fair value. Where market quotes are not available, we use estimation techniques to determine fair value. Additional information regarding fair value measurement techniques is included in Note 18.

146	BMO Financial Group 207th Annual Report 2024

Remaining Term to Maturity of Securities
The following table shows the remaining terms to maturity of securities:

(Canadian $ in millions, except as noted)	Term to maturity						2024	2023
	Within 1 year	1 to 3 years	3 to 5 years	5 to 10 years	Over 10 years	No maturity	Total	Total
Trading Securities
Issued or guaranteed by:
Canadian federal government	$620	$1,353	$1,933	$1,664	$4,466	$–	$10,036	$11,370
Canadian provincial and municipal governments	1,983	460	760	944	3,438	–	7,585	7,170
U.S. federal government	896	8,123	1,933	5,709	7,587	–	24,248	20,132
U.S. states, municipalities and agencies	4	52	35	269	205	–	565	279
Other governments	719	1,206	1,185	569	170	–	3,849	2,540
NHA MBS, U.S. agency MBS and CMO (1)	427	451	898	1,089	38,130	–	40,995	21,517
Corporate debt	1,590	3,283	4,234	3,936	2,147	–	15,190	11,933
Trading loans	–	66	195	214	–	–	475	450
Corporate equity	–	–	–	–	–	65,983	65,983	48,327
Total trading securities	6,239	14,994	11,173	14,394	56,143	65,983	168,926	123,718
FVTPL Securities
Issued or guaranteed by:
Canadian federal government	276	7	–	11	109	–	403	216
Canadian provincial and municipal governments	2	10	34	113	1,419	–	1,578	1,166
U.S. federal government	5	–	–	–	1,522	–	1,527	2,088
Other governments	25	–	–	–	–	–	25	48
NHA MBS, U.S. agency MBS and CMO (1)	–	–	13	8	–	–	21	19
Corporate debt	143	270	355	1,012	7,000	–	8,780	7,362
Corporate equity	–	–	–	–	–	6,730	6,730	5,834
Total FVTPL securities	451	287	402	1,144	10,050	6,730	19,064	16,733
FVOCI Securities
Issued or guaranteed by:
Canadian federal government
Amortized cost	12,552	5,951	10,703	4,686	–	–	33,892	20,579
Fair value	12,571	5,975	10,861	4,770	–	–	34,177	20,100
Yield (%)	3.48	2.95	3.55	2.93	–	–	3.33	3.05
Canadian provincial and municipal governments
Amortized cost	665	496	2,265	2,496	17	–	5,939	5,281
Fair value	666	496	2,286	2,533	15	–	5,996	5,055
Yield (%)	3.29	3.08	4.01	3.45	4.19	–	3.61	3.23
U.S. federal government
Amortized cost	1,423	1,750	4,344	9,516	–	–	17,033	6,245
Fair value	1,422	1,743	4,283	9,517	–	–	16,965	5,880
Yield (%)	4.00	4.00	3.83	4.19	–	–	4.06	3.77
U.S. states, municipalities and agencies
Amortized cost	423	652	714	2,789	547	–	5,125	5,486
Fair value	420	640	702	2,766	540	–	5,068	5,301
Yield (%)	2.22	2.56	3.36	4.59	5.32	–	4.04	4.22
Other governments
Amortized cost	3,912	616	1,115	–	–	–	5,643	7,064
Fair value	3,918	614	1,124	–	–	–	5,656	6,969
Yield (%)	2.87	3.42	4.00	–	–	–	3.15	3.11
NHA MBS, U.S. agency MBS and CMO (1)
Amortized cost	58	1,381	7,390	4,396	8,345	–	21,570	16,421
Fair value	58	1,373	7,360	4,356	8,146	–	21,293	15,765
Yield (%)	0.85	2.79	4.44	3.66	3.81	–	3.92	4.76
Corporate debt
Amortized cost	1,748	581	492	1,473	97	–	4,391	3,676
Fair value	1,733	579	497	1,470	91	–	4,370	3,589
Yield (%)	2.35	4.24	3.45	2.00	5.32	–	2.67	5.43
Corporate equity
Cost	–	–	–	–	–	135	135	129
Fair value	–	–	–	–	–	177	177	160
Total cost or amortized cost	20,781	11,427	27,023	25,356	9,006	135	93,728	64,881
Total fair value	20,788	11,420	27,113	25,412	8,792	177	93,702	62,819
Yield (%)	3.27	3.16	3.89	3.71	3.92	–	3.61	3.80
Amortized Cost Securities (2)
Issued or guaranteed by:
Canadian federal government
Amortized cost	1,056	1,276	97	36	–	–	2,465	4,908
Fair value	1,014	1,259	96	34	–	–	2,403	4,905
Yield (%)	1.79	1.72	2.71	2.83	–	–	1.81	1.83
Canadian provincial and municipal governments
Amortized cost	1,699	1,523	952	314	–	–	4,488	4,613
Fair value	1,621	1,392	890	313	–	–	4,216	4,605
Yield (%)	1.90	2.52	2.73	3.20	–	–	2.38	2.26
U.S. federal government
Amortized cost	13,237	15,145	14,670	8,587	3,782	–	55,421	56,878
Fair value	13,023	14,521	13,444	7,421	2,910	–	51,319	51,063
Yield (%)	1.40	1.30	1.58	1.56	2.04	–	1.49	1.50
U.S. states, municipalities and agencies
Amortized cost	–	–	–	182	–	–	182	190
Fair value	–	–	–	180	–	–	180	179
Yield (%)	–	–	–	4.65	–	–	4.65	4.66
Other governments
Amortized cost	289	378	14	–	–	–	681	948
Fair value	283	378	14	–	–	–	675	779
Yield (%)	0.91	2.51	0.86	–	–	–	1.80	1.82
NHA MBS, U.S. agency MBS and CMO (1)
Amortized cost	971	3,280	2,179	1,502	34,841	–	42,773	47,590
Fair value	934	3,148	2,072	1,348	31,117	–	38,619	41,134
Yield (%)	1.13	1.64	2.08	1.99	2.77	–	2.58	2.61
Corporate debt
Amortized cost	335	1,034	102	42	7,665	–	9,178	1,687
Fair value	331	972	105	40	7,601	–	9,049	1,506
Yield (%)	1.55	2.49	2.68	1.02	5.03	–	4.57	1.80
Total carrying value	17,587	22,636	18,014	10,663	46,288	–	115,188	116,814
Total fair value	17,206	21,670	16,621	9,336	41,628	–	106,461	104,171
Yield (%)	1.45	1.53	1.72	1.72	3.09	–	2.19	2.01
Total carrying value of securities	45,065	49,337	56,702	51,613	121,273	72,890	396,880	320,084
Total by Currency (Canadian $ equivalent)
Canadian dollar	21,661	14,764	17,213	12,539	17,759	27,434	111,370	98,301
U.S. dollar	19,843	34,105	38,834	38,760	103,301	43,715	278,558	215,990
Other currencies	3,561	468	655	314	213	1,741	6,952	5,793
Total securities	$45,065	$49,337	$56,702	$51,613	$121,273	$72,890	$396,880	$320,084

(1)
These amounts are either supported by insured mortgages or issued by U.S. agencies and government-sponsored enterprises. NHA refers to the National Housing Act, MBS refers to mortgage-backed securities and CMO refers to collateralized mortgage obligations.

(2)	The carrying values of securities that are part of fair value hedging relationships are adjusted for related gains (losses) on hedge contracts.
Yields in the table above are calculated using the cost of the security and the contractual interest rate associated with each security, adjusted for any amortization of premiums and discounts. Tax effects are not taken into consideration. The terms to maturity included in the table above are based on the contractual maturity dates of the securities. Actual maturities could differ, as issuers may have the right to call or prepay obligations.
Certain comparative figures have been reclassified for changes in accounting policy (Note 1).

BMO Financial Group 207th Annual Report 2024	147

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Unrealized Gains and Losses on FVOCI Securities
The following table summarizes unrealized gains and losses on FVOCI securities:

(Canadian $ in millions)				2024				2023
	Cost or amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost or amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Issued or guaranteed by:
Canadian federal government	$33,892	$303	$(18)	$34,177	$20,579	$14	$(493)	$20,100
Canadian provincial and municipal governments	5,939	82	(25)	5,996	5,281	2	(228)	5,055
U.S. federal government	17,033	100	(168)	16,965	6,245	–	(365)	5,880
U.S. states, municipalities and agencies	5,125	24	(81)	5,068	5,486	5	(190)	5,301
Other governments	5,643	20	(7)	5,656	7,064	13	(108)	6,969
NHA MBS, U.S. agency MBS and CMO	21,570	58	(335)	21,293	16,421	12	(668)	15,765
Corporate debt	4,391	31	(52)	4,370	3,676	3	(90)	3,589
Corporate equity	135	42	–	177	129	31	–	160
Total	$93,728	$660	$(686)	$93,702	$64,881	$80	$(2,142)	$62,819
Unrealized gains (losses) may be offset by related (losses) gains on hedge contracts.
Certain comparative figures have been reclassified for changes in accounting policy (Note 1).
Interest, Dividend and Fee Income
Interest, dividend and fee income has been included in our Consolidated Statement of Income as follows. Related income for trading securities is included under trading-related revenue in Note 18.

(Canadian $ in millions)	2024	2023
FVTPL securities	$161	$66
FVOCI securities	3,874	2,517
Amortized cost securities	3,952	3,510
Total	$7,987	$6,093
Non-Interest
Revenue
Net gains and losses from securities, excluding gains and losses on trading securities, have been included in our Consolidated Statement of Income as follows:

(Canadian $ in millions)	2024	2023
FVTPL securities	$87	$144
FVOCI securities – realized gains (1)	114	36
Impairment on FVOCI and amortized cost securities	(1)	–
Securities gains, other than trading	$200	$180

(1)	Gains are net of (losses) on hedge contracts.
Gains and losses on trading securities are included under trading-related revenue in Note 18.
Interest and dividend income and gains on se
curi
ties held in our Insurance business are recorded in
non-interest
revenue, insurance investment results, in our Consolidated Statement of Income as follows:

(Canadian $ in millions)	2024	2023
Interest and dividend income	$515	$454
Gains (losses) from securities designated at FVTPL (1)	1,270	(282)
Realized gains from FVOCI securities	1	–
Total interest and dividend income and gains held in our Insurance business	$1,786	$172

(1)	Gains (losses) on these securities may be offset by certain (losses) gains from changes in insurance-related liabilities, as described above under Securities Designated at FVTPL.

Note 4: Loans and Allowance for Credit Losses
Loans
Loans are initially measured at fair value plus directly attributable costs, and are subsequently measured at amortized cost using the effective interest method, where the objective of the business model is to collect contractual cash flows and the cash flows of those loans represent solely payments of principal and interest; otherwise, the loans are measured at FVTPL. Where the loans are held with the objective of both collecting contractual cash flows and selling the loans, and the cash flows represent solely payments of principal and interest, the loans are measured at FVOCI. The effective interest method allocates interest income over the expected term of the loan by applying the effective interest rate to the carrying amount of the loan. The effective interest rate is defined as the rate that discounts estimated future cash flows through the expected term of the loan to the gross carrying amount of the loan. Under the effective interest method, the amount recognized in interest, dividend and fee income, loans, varies over the term of the loan based on the principal outstanding. The treatment of interest income for impaired loans is described below.

148	BMO Financial Group 207th Annual Report 2024

Securities Borrowed or Purchased Under Resale Agreements
Securities borrowed or purchased under resale agreements represent the amounts we will receive as a result of our commitment to return or resell securities that we have borrowed or purchased, back to the original lender or seller, on a specified date at a specified price. We account for these instruments as if they were loans.
Lending Fees
Lending fees primarily arise in P&C and BMO CM. The accounting treatment for lending fees varies depending on the transaction. Certain loan origination, restructuring and renegotiation fees are recorded as interest income over the term of the loan, while other lending fees are taken into income at the time of loan origination. Commitment fees are calculated as a percentage of the facility balance at the end of each period. The fees are recorded as interest income over the term of the loan, unless we believe the loan commitment will not be used. In the latter case, commitment fees are recorded as lending fees earned over the commitment period. Loan syndication fees are payable and included in lending fees at the time the syndication is completed.
Impaired Loans
We classify a loan as impaired (Stage 3) when one or more loss events have occurred, such as bankruptcy or payment default, or when collection of the full amount of principal and interest is no longer reasonably assured. Loans are in default when the borrower is unlikely to pay its credit obligations in full without recourse by the bank, such as realizing security, or when the borrower’s payments are more than a defined number of days past due.
Generally, consumer loans in both Canada and the United States are classified as impaired when payment is contractually 90 days past due, or one year past due for residential mortgages if guaranteed by the Government of Canada. Credit card loans are immediately written off when principal or interest payments are 180 days past due, and are not reported as impaired. In Canada, consumer instalment loans, other personal loans and some small business loans are normally written off when payment is one year past due. In the United States, consumer loans are generally written off when payment is 180 days past due, except for non-real
estate term loans, which are generally written off when payment is 120 days past due. For the purpose of measuring the amount to be written off, the determination of the recoverable amount includes the value of any collateral and an estimate of future recoveries.
Corporate and commercial loans are classified as impaired when we determine there is no longer reasonable assurance that principal or interest will be collected in their entirety on a timely basis. Generally, we consider corporate and commercial loans to be impaired when payments are 90 days past due. Corporate and commercial loans are written off following a review on an individual loan basis that confirms all reasonable recovery attempts have been exhausted.
Overdrafts are considered to be past due once the customer has breached an advised limit or has been advised of a limit lower than currently outstanding or, in the case of retail overdrafts, has not brought the overdraft down to a $nil balance within a specified time period.
A loan will be reclassified to performing status when we determine that there is reasonable assurance of full and timely repayment of interest and principal in accordance with the terms and conditions of the loan, and that none of the criteria for classification of the loan as impaired continues to apply.
Once a loan has been identified as impaired, we continue to recognize interest income based on the original effective interest rate on the loan amount net of its related allowance. In the periods following the recognition of impairment, adjustments to the allowance for these loans to reflect the time value of money are recognized as interest income. Interest income on impaired loans of $
306 million was recognized for the year ended October 31, 2024 ($161 million in 2023).
Allowance for Credit Losses
The ACL recorded in our Consolidated Balance Sheet is maintained at a level that we consider adequate to absorb credit-related losses on our loans and other credit instruments. The ACL amounted to $4,936 million as at October 31, 2024 ($4,267 million as at October 31, 2023), of which $4,356 million ($3,807 million as at
October 31, 2023) was recorded in loans and $580 million ($460 million as at October 31, 2023) was recorded in other liabilities in our Consolidated Balance Sheet.
Significant changes in the gross balances, including originations, maturities, sales, write-offs and repayments in the normal course of operations, impact the ACL. In addition, ECL on the purchased performing loans we acquired in the Bank of the West acquisition was recorded on the acquisition date, consistent with the process we follow for loans that we originate. An initial provision for credit losses (PCL) of

$705
million was recorded in our Consolidated Statement of Income on the date of the acquisition.
Allowance on Performing Loans
We maintain an allowance in order to cover impairment in the existing portfolio for loans that have not yet been individually identified as impaired. Our approach to establishing and maintaining the allowance on performing loans is based on the requirements of IFRS 9, considering guidelines issued by OSFI.
Under the IFRS 9 ECL methodology, an allowance is recorded for ECL on financial assets regardless of whether there has been an actual impairment. We recognize an ACL at an amount generally equal to
12-month
ECL, if the credit risk at the reporting date has not increased significantly since initial recognition (Stage 1). We will record ECL over the remaining life of performing financial assets that are considered to have experienced a significant increase in credit risk (Stage 2).
The determination of a significant increase in credit risk takes into account many different factors and varies by product and risk segment. Our methodology for determining a significant increase in credit risk is based on the change in PD between origination and reporting date, assessed using probability-weighted scenarios, as well as certain other criteria, such as
30-day
past due and watchlist status.

BMO Financial Group 207th Annual Report 2024	149

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For each exposure, ECL is a function of PD, exposure at default (EAD) and loss given default (LGD), with the timing of the expected loss also considered, and is estimated by incorporating forward-looking economic information and using experienced credit judgment to reflect factors not captured in ECL models.
PD represents the likelihood that a loan will not be repaid and will go into default in either a
12-month
horizon for Stage 1 or a lifetime horizon for Stage 2. PD for each individual financial asset is modelled based on historical data and is estimated based on current market conditions and reasonable and supportable information about future economic conditions.
EAD is modelled based on historical data and represents an estimate of the amount of credit exposure outstanding at the time a default may occur. For off-balance
sheet and undrawn amounts, EAD includes an estimate of any further amounts to be drawn at the time of default.
LGD is the amount that may not be recovered in the event of default and is modelled based on historical data and reasonable and supportable information about future economic conditions, where appropriate. LGD takes into consideration the amount and quality of any collateral held.
We consider past events, current market conditions and reasonable and supportable forward-looking information about future economic conditions in determining the amount of expected losses. In assessing information about possible future economic conditions, we utilize multiple economic scenarios, including our base case scenario, which in our view represents the most probable outcome, as well as upside, downside and severe downside scenarios, all of which are developed by our Economics group. Key economic variables used in the determination of the ACL reflect the geographic diversity of our portfolios, where appropriate.
In considering the lifetime of a loan, the contractual period of the loan, including prepayment, extension and other options, is generally used. For revolving instruments, such as credit cards, which may not have a defined contractual period, the lifetime is based on historical behaviour.
Our ECL methodology also requires the use of experienced credit judgment to incorporate the estimated impact of factors that are not captured in the modelled ECL results. We applied experienced credit judgment to reflect the continuing impact of the uncertain environment on credit conditions and the economy.
Allowance on Impaired Loans
We review our loans on an ongoing basis to assess whether any loans should be classified as impaired and whether an allowance or write-off
should be recorded (excluding credit card loans, which are written off when principal or interest payments are 180 days past due). The review of individually significant impaired loans is conducted at least quarterly by the account managers, each of whom assesses the ultimate collectability and estimated recoveries for a specific loan based on all events and conditions that are relevant to the loan. This assessment is then reviewed and approved by an independent credit officer.
Individually Significant Impaired Loans
To determine the amount we expect to recover from an individually significant impaired loan, we use the value of the estimated future cash flows discounted at the loan’s original effective interest rate. The determination of estimated future cash flows of a collateralized impaired loan reflects our best estimate of the realization of the underlying security, net of expected costs and any amounts legally required to be paid to the borrower. This estimate may change over time as new information becomes available or as work-out strategies evolve, resulting in revisions to the allowance. Security can vary by type of loan and may include cash, securities, real estate properties, accounts receivable, guarantees, inventory or other capital assets.
Individually Insignificant Impaired Loans
Residential mortgages, consumer instalment loans, other personal loans and some small business loans are individually insignificant and may be assessed individually or collectively for losses at the time of impairment, taking into account historical loss experience and expectations of future economic conditions.
Collectively assessed loans are grouped together by similar risk characteristics, such as type of instrument, geographic location, industry, type of collateral and term to maturity.

150	BMO Financial Group 207th Annual Report 2024

The following table shows the continuity in the loss allowance, by product type, for the years ended October 31, 2024 and 2023. Transfers represent the amount of ECL that moved between stages during the year; for example, from a
12-month
(Stage 1) to a lifetime (Stage 2) ECL measurement basis. Net remeasurement represents the ECL impact due to transfers between stages, as well as changes in economic forecasts and credit quality. Model changes include new calculation models or methodologies.

(Canadian $ in millions)				2024				2023
	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Loans: Residential mortgages
Balance as at beginning of year	$73	$151	$10	$234	$59	$67	$16	$142
Transfer to Stage 1	132	(130)	(2)	–	92	(92)	–	–
Transfer to Stage 2	(26)	42	(16)	–	(18)	27	(9)	–
Transfer to Stage 3	(1)	(29)	30	–	(1)	(12)	13	–
Net remeasurement of loss allowance	(142)	170	36	64	(94)	106	15	27
Loan originations	24	–	–	24	26	–	–	26
Loan purchases	–	–	–	–	31	–	–	31
Derecognitions and maturities	(3)	(13)	–	(16)	(4)	(9)	–	(13)
Model changes	(1)	(5)	–	(6)	(19)	63	–	44
Total PCL (2)	(17)	35	48	66	13	83	19	115
Write-offs (3)	–	–	(5)	(5)	–	–	(10)	(10)
Recoveries of previous write-offs	–	–	7	7	–	–	7	7
Foreign exchange and other	–	–	(41)	(41)	1	1	(22)	(20)
Balance as at end of year	$56	$186	$19	$261	$73	$151	$10	$234
Loans: Consumer instalment and other personal
Balance as at beginning of year	$220	$434	$152	$806	$111	$304	$102	$517
Transfer to Stage 1	301	(283)	(18)	–	265	(254)	(11)	–
Transfer to Stage 2	(44)	91	(47)	–	(52)	93	(41)	–
Transfer to Stage 3	(7)	(133)	140	–	(18)	(104)	122	–
Net remeasurement of loss allowance	(237)	355	437	555	(264)	438	309	483
Loan originations	54	–	–	54	58	6	–	64
Loan purchases	–	–	–	–	179	–	–	179
Derecognitions and maturities	(16)	(38)	(12)	(66)	(34)	(43)	–	(77)
Model changes	15	46	–	61	(26)	(8)	–	(34)
Total PCL (2)	66	38	500	604	108	128	379	615
Write-offs (3)	–	–	(623)	(623)	–	–	(371)	(371)
Recoveries of previous write-offs	–	–	195	195	–	–	74	74
Foreign exchange and other	(89)	(1)	(49)	(139)	1	2	(32)	(29)
Balance as at end of year	$197	$471	$175	$843	$220	$434	$152	$806
Loans: Credit cards
Balance as at beginning of year	$188	$308	$–	$496	$115	$250	$–	$365
Transfer to Stage 1	226	(226)	–	–	172	(172)	–	–
Transfer to Stage 2	(64)	64	–	–	(45)	45	–	–
Transfer to Stage 3	(6)	(290)	296	–	(3)	(147)	150	–
Net remeasurement of loss allowance	(182)	633	308	759	(146)	366	216	436
Loan originations	76	–	–	76	77	1	–	78
Loan purchases	–	–	–	–	25	–	–	25
Derecognitions and maturities	(8)	(27)	–	(35)	(7)	(36)	–	(43)
Model changes	4	9	–	13	–	–	–	–
Total PCL (2)	46	163	604	813	73	57	366	496
Write-offs (3)	–	–	(720)	(720)	–	–	(436)	(436)
Recoveries of previous write-offs	–	–	171	171	–	–	103	103
Foreign exchange and other	(1)	1	(55)	(55)	–	1	(33)	(32)
Balance as at end of year	$233	$472	$–	$705	$188	$308	$–	$496
Loans: Business and government
Balance as at beginning of year	$1,043	$1,155	$533	$2,731	$746	$789	$439	$1,974
Transfer to Stage 1	601	(575)	(26)	–	306	(291)	(15)	–
Transfer to Stage 2	(278)	394	(116)	–	(173)	236	(63)	–
Transfer to Stage 3	(9)	(310)	319	–	(25)	(161)	186	–
Net remeasurement of loss allowance	(599)	1,189	1,748	2,338	(446)	735	308	597
Loan originations	278	8	–	286	276	4	–	280
Loan purchases	–	–	–	–	470	–	–	470
Derecognitions and maturities	(147)	(308)	(11)	(466)	(126)	(193)	–	(319)
Model changes	53	57	–	110	(17)	(51)	–	(68)
Total PCL (2)	(101)	455	1,914	2,268	265	279	416	960
Write-offs (3)	–	–	(1,802)	(1,802)	–	–	(372)	(372)
Recoveries of previous write-offs	–	–	194	194	–	–	81	81
Foreign exchange and other	(50)	88	(302)	(264)	32	87	(31)	88
Balance as at end of year	$892	$1,698	$537	$3,127	$1,043	$1,155	$533	$2,731
Total as at end of year	$1,378	$2,827	$731	$4,936	$1,524	$2,048	$695	$4,267
Comprising: Loans	$1,143	$2,560	$653	$4,356	$1,264	$1,859	$684	$3,807
Other credit instruments (4)	235	267	78	580	260	189	11	460

(1)	Includes changes in allowance for purchased credit impaired (PCI) loans.
(2)	Excludes PCL on other assets of $10 million for the year ended October 31, 2024 ($(8) million for the year ended October 31, 2023).
(3)
Generally, we continue to seek recovery on amounts that were written off during the year, unless the loan is sold, we no longer have the right to collect or we have exhausted all reasonable efforts to collect.

(4)	Other credit instruments, including off-balance sheet items, are recorded in other liabilities in our Consolidated Balance Sheet.

BMO Financial Group 207th Annual Report 2024	151

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Credit Risk Exposure
The following table sets out our credit risk exposure for all loans carried at amortized cost, FVOCI or FVTPL as at October 31, 2024 and 2023. Stage 1 represents performing loans carried with up to a
12
-month
ECL, Stage 2 represents performing loans carried with a lifetime ECL and Stage 3 represents loans with a lifetime ECL that are credit impaired.

(Canadian $ in millions)				2024				2023
	Stage 1 (1)	Stage 2	Stage 3 (2) (3)	Total	Stage 1 (1)	Stage 2	Stage 3 (2) (3)	Total
Loans: Residential mortgages
Exceptionally low	$1	$–	$–	$1	$2	$–	$–	$2
Very low	86,730	5,631	–	92,361	85,423	171	–	85,594
Low	52,111	15,080	–	67,191	51,366	10,820	–	62,186
Medium	7,402	5,329	–	12,731	5,289	5,434	–	10,723
High	268	2,622	–	2,890	282	2,015	–	2,297
Not rated (4)	14,207	1,042	–	15,249	15,906	118	–	16,024
Impaired	–	–	657	657	–	–	424	424
Gross residential mortgages	160,719	29,704	657	191,080	158,268	18,558	424	177,250
ACL	56	185	10	251	73	146	5	224
Carrying amount	160,663	29,519	647	190,829	158,195	18,412	419	177,026
Loans: Consumer instalment and other personal
Exceptionally low	9,162	145	–	9,307	1,547	4	–	1,551
Very low	20,466	903	–	21,369	37,924	180	–	38,104
Low	26,125	4,575	–	30,700	21,406	1,052	–	22,458
Medium	7,405	5,526	–	12,931	7,971	5,686	–	13,657
High	789	2,017	–	2,806	759	2,127	–	2,886
Not rated (4)	14,522	475	–	14,997	24,426	411	–	24,837
Impaired	–	–	577	577	–	–	549	549
Gross consumer instalment and other personal	78,469	13,641	577	92,687	94,033	9,460	549	104,042
ACL	183	447	168	798	208	415	152	775
Carrying amount	78,286	13,194	409	91,889	93,825	9,045	397	103,267
Loans: Credit cards (5)
Exceptionally low	1,660	–	–	1,660	1,605	–	–	1,605
Very low	2,166	1	–	2,167	1,946	1	–	1,947
Low	2,110	60	–	2,170	1,884	70	–	1,954
Medium	4,544	824	–	5,368	3,860	890	–	4,750
High	746	922	–	1,668	533	763	–	1,296
Not rated (4)	430	149	–	579	651	91	–	742
Impaired	–	–	–	–	–	–	–	–
Gross credit cards	11,656	1,956	–	13,612	10,479	1,815	–	12,294
ACL	161	421	–	582	134	267	–	401
Carrying amount	11,495	1,535	–	13,030	10,345	1,548	–	11,893
Loans: Business and government (6)
Acceptable
Investment grade	191,742	3,437	–	195,179	202,731	3,886	–	206,617
Sub-investment grade	147,713	15,078	–	162,791	126,535	26,260	–	152,795
Watchlist	238	22,535	–	22,773	1,078	11,520	–	12,598
Impaired	–	–	4,609	4,609	–	–	2,987	2,987
Gross business and government	339,693	41,050	4,609	385,352	330,344	41,666	2,987	374,997
ACL	743	1,507	475	2,725	849	1,031	527	2,407
Carrying amount	338,950	39,543	4,134	382,627	329,495	40,635	2,460	372,590
Total gross loans and acceptances	590,537	86,351	5,843	682,731	593,124	71,499	3,960	668,583
Total net loans and acceptances	589,394	83,791	5,190	678,375	591,860	69,640	3,276	664,776
Commitments and financial guarantee contracts
Acceptable
Investment grade	198,132	787	–	198,919	195,149	1,721	–	196,870
Sub-investment grade	68,177	6,647	–	74,824	54,148	14,158	–	68,306
Watchlist	59	8,765	–	8,824	254	4,137	–	4,391
Impaired	–	–	1,373	1,373	–	–	687	687
Gross commitments and financial guarantee contracts	266,368	16,199	1,373	283,940	249,551	20,016	687	270,254
ACL	235	267	78	580	260	189	11	460
Carrying amount (7) (8)	$266,133	$15,932	$1,295	$283,360	$249,291	$19,827	$676	$269,794

(1)
Includes $163 million ($1,676 million as at October 31, 2023) of residential mortgages and $12,431 million ($5,720 million as at October 31, 2023) of business and government loans that are classified and measured at FVTPL.

(2)	Includes Bank of the West PCI loans.
(3)	92% of Stage 3 loans were either fully or partially collateralized as at October 31, 2024 (93% as at October 31, 2023).
(4)
Includes purchased portfolios and certain cases where an internal risk rating is not assigned. Alternative credit risk assessments, rating methodologies, policies and tools are used to manage credit risk for these portfolios
.

(5)	Credit card loans are immediately written off when principal or interest payments are 180 days past due, and as a result are not reported as impaired in Stage 3.
(6)	Includes customers’ liability under acceptances.
(7)
Represents the total contractual amounts of undrawn credit facilities and other off-balance
sheet exposures, excluding personal lines of credit and credit cards that are unconditionally cancellable at our discretion.

(8)	Certain commercial borrower commitments are conditional and may include recourse to counterparties.
Certain comparative figures have been reclassified for changes in accounting policy (Note 1).

152	BMO Financial Group 207th Annual Report 2024

Loans and ACL by geographic region as at October 31, 2024 and 2023 are as follows:

(Canadian $ in millions)	2024				2023
	Gross amount	ACL on impaired loans (1)	ACL on performing loans (2)	Net amount	Gross amount	ACL on impaired loans (1)	ACL on performing loans (2)	Net amount
By geographic region (3)
Canada	$392,398	$461	$1,531	$390,406	$365,455	$457	$1,272	$363,726
United States	277,718	192	2,141	275,385	283,355	227	1,833	281,295
Other countries	12,256	–	31	12,225	11,662	–	18	11,644
Total	$682,372	$653	$3,703	$678,016	$660,472	$684	$3,123	$656,665

(1)	Excludes ACL on impaired loans of $78 million for other credit instruments, which is included in other liabilities ($11 million as at October 31, 2023).
(2)	Excludes ACL on performing loans of $502 million for other credit instruments, which is included in other liabilities ($449 million as at October 31, 2023).
(3)	Geographic region is based upon the country of ultimate risk.
Certain comparative figures have been reclassified for changes in accounting policy (Note 1).
Impaired (Stage 3) loans, including the related allowances, as at October 31, 2024 and 2023 are as follows:

(Canadian $ in millions)	2024			2023
	Gross impaired amount	ACL on impaired loans (1)	Net impaired amount	Gross impaired amount	ACL on impaired loans (1)	Net impaired amount
Residential mortgages	$657	$10	$647	$424	$5	$419
Consumer instalment and other personal	577	168	409	549	152	397
Business and government (2)	4,609	475	4,134	2,987	527	2,460
Total	$5,843	$653	$5,190	$3,960	$684	$3,276
By geographic region (3)
Canada	$2,513	$461	$2,052	$1,629	$457	$1,172
United States	3,327	192	3,135	2,331	227	2,104
Other countries	3	–	3	–	–	–
Total	$5,843	$653	$5,190	$3,960	$684	$3,276

(1)	Excludes ACL on impaired loans of $78 million for other credit instruments, which is included in other liabilities ($11 million as at October 31, 2023).
(2)	Includes customers’ liability under acceptances.
(3)	Geographic region is based upon the country of ultimate risk.
Purchased Loans
Purchased loans are initially measured at fair value and identified as either purchased performing loans (those for which timely principal and interest payments continue to be made), or PCI loans (those for which the timely collection of interest and principal is no longer reasonably assured). These loans are subsequently measured at amortized cost or fair value, depending on the business model.
Purchased Performing Loans
For loans with fixed terms, the fair value/par value difference, referred to as the fair value mark, is amortized into interest income over the expected life of the loan using the effective interest method. For loans with revolving terms, the fair value mark is amortized into net interest income on a straight-line basis over the contractual term of the loan. As loans are repaid, the remaining unamortized fair value mark related to the loan is recorded in interest income in the period the loan is repaid. All purchased performing loans were initially recorded in Stage 1 for purposes of determining
ECL
.
Following our acquisition of Bank of the West on February 1, 2023, we recognized purchased performing loans with a fair value of $76,068 million. Fair value reflected estimates of expected future credit losses at the acquisition date of $1,047 million, as well as interest rate premiums or discounts relative to prevailing market rates. Gross contractual receivables amounted to $78,931 million. As at October 31, 2024, purchased performing loans recorded in our Consolidated Balance Sheet totalled $45,697 million ($68,025 million as at October 31, 2023), including a remaining fair value mark of $(1,483) million ($(2,317) million as at October 31, 2023).
Purchased Credit Impaired Loans
We regularly
re-evaluate
the amounts we expect to collect on PCI loans. Increases in expected cash flows result in a recovery of

PCL and either a reduction in any previously recorded ACL or, if no ACL exists, an increase in the current carrying value of the purchased loans. Decreases in expected cash flows result in a charge to the PCL and an increase in the ACL. We record interest income using the effective interest method over the effective life of the loan. PCI loans are presented within Stage 3.
On February 1, 2023, we recognized PCI loans with a total fair value of $415 million, including a fair value mark of $(168) million. As at October 31, 2024, PCI loans recorded
i
n our Consolidated Balance Sheet totalled $123 million ($219 million as at October 31, 2023), including a remaining fair value mark of $(20) million ($(61) million as at October 31, 2023).

BMO Financial Group 207th Annual Report 2024	153

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Loans Past Due Not Impaired
Loans that are past due but not classified as impaired are loans for which customers have failed to make payments when contractually due but for which we expect the full amount of principal and interest payments to be collected, or loans that are held at fair value. The following table presents loans that are past due but not classified as impaired as at October 31, 2024 and 2023. Loans for which payment is less than 30 days past due have been excluded, as they are not generally representative of the borrowers’ ability to meet their payment obligations.

(Canadian $ in millions)	2024			2023
	30 to 89 days	90 days or more (1)	Total	30 to 89 days	90 days or more (1)	Total
Residential mortgages	$696	$15	$711	$707	$9	$716
Credit cards, consumer instalment and other personal	734	173	907	1,003	129	1,132
Business and government	689	16	705	826	18	844
Total	$2,119	$204	$2,323	$2,536	$156	$2,692

(1)	Fully secured loans with amounts between 90 and 180 days past due that we have not classified as impaired totalled $16 million as at October 31, 2024 ($10 million as at October 31, 2023).
ECL Sensitivity and Key Economic Variables
The allowance for performing loans is sensitive to changes in both economic forecasts and the probability weight assigned to each forecast scenario. Many of the factors have a high degree of interdependency, although there is no single factor to which loan loss allowances as a whole are sensitive.
The upside scenario as at October 31, 2024, assumes a materially stronger economic environment than the base case forecast, with lower unemployment rates.
As at October 31, 2024, our base case scenario depicts an economic environment with higher unemployment rates in the near term, largely in response to elevated interest rates and tighter lending conditions, and a moderate economic recovery over the medium term as inflation is expected to ease further and lead to lower interest rates. Our base case forecast as at October 31, 2023 depicted a weak economic environment in the near term, while improving over the medium term.
If we assumed a
100
% weight on the base case forecast and included the impact of loan migration by restaging, with other assumptions held constant including the application of experienced credit judgment, the allowance for performing loans would be approximately $
2,625
million as at October 31, 2024 ($
2,625
 million as at October 31, 2023) compared to the reported allowance for performing loans of $
4,205
 million ($
3,572
 million as at October 31, 2023).
Effective the second quarter of 2024, we added a fourth scenario to reflect a less severe downside (downside scenario), which improves the continuum of economic forecasts used in the allowance estimation. As at October 31, 2024, our downside scenario assumes a significant escalation of the Ukraine war and sharp contraction in the Canadian and U.S. economies in the near term, followed by a relatively slow recovery. Our severe downside scenario depicts a deeper contraction in the Canadian and U.S. economies than in the downside scenario. The severe downside scenario as at October 31, 2023 broadly depicted a similar economic environment over the projection period. If we assumed a
100% severe downside economic forecast and included the impact of loan migration by restaging, with other assumptions held constant, including the application of experienced credit judgment, the allowance for performing loans would be approximately $
7,500
million as at October 31, 2024 ($
6,025
 million as at October 31, 2023) compared to the reported allowance for performing loans of $
4,205
million ($
3,572
 million as at October 31, 2023).
Actual results in a recession will differ, as our loan portfolio will change through time due to migration, growth, risk mitigation actions and other factors. In addition, our allowance will reflect the four economic scenarios used in assessing the allowance, with often unequal weightings attached to each scenario, which can change through time.
The following tables show the key economic variables used to estimate the allowance for performing loans forecast over the next 12 months or lifetime measurement period. While the values disclosed below are national variables, we use regional variables in the underlying models and consider factors impacting particular industries where appropriate.

As at October 31, 2024
Scenarios
All figures are average annual values	Upside		Base		Downside		Severe downside
	First 12 months	Remaining horizon (1)	First 12 months	Remaining horizon (1)	First 12 months	Remaining horizon (1)	First 12 months	Remaining horizon (1)
Real GDP growth rates (2)
Canada	4.6%	2.6%	1.8%	1.9%	(2.3) %	1.3%	(3.6) %	1.2%
United States	4.3%	2.4%	1.9%	1.9%	(2.1) %	1.4%	(3.4) %	1.3%
Corporate BBB 10-year spread
Canada	1.3%	1.8%	1.9%	2.0%	3.6%	3.0%	4.2%	3.5%
United States	0.9%	1.6%	1.6%	2.0%	3.4%	3.1%	4.6%	3.6%
Unemployment rates
Canada	5.3%	4.8%	7.0%	6.8%	8.8%	9.4%	9.8%	10.5%
United States	3.4%	3.0%	4.7%	4.4%	6.7%	7.3%	7.6%	8.4%
Housing Price Index (2)
Canada (3)	5.9%	5.4%	1.6%	3.0%	(10.9) %	(1.0) %	(19.0) %	(5.0) %
United States (4)	5.9%	4.0%	2.8%	2.6%	(9.6) %	(1.0) %	(19.3) %	(4.3) %

(1)	The remaining forecast period is two years.
(2)	Real gross domestic product (GDP) and housing price index are averages of quarterly year-over-year growth rates.
(3)	In Canada, we use the Housing Price Index Benchmark Composite.
(4)	In the United States, we use the National Case-Shiller House Price Index.

154	BMO Financial Group 207th Annual Report 2024

	As at October 31, 2023
	Scenarios
All figures are average annual values	Upside		Base		Severe downside
	First 12 months	Remaining horizon (1)	First 12 months	Remaining horizon (1)	First 12 months	Remaining horizon (1)
Real GDP growth rates (2)
Canada	3.2%	2.6%	0.4%	1.9%	(3.9)%	1.2%
United States	4.1%	2.5%	1.4%	2.0%	(3.5)%	1.4%
Corporate BBB 10-year spread
Canada	1.7%	1.8%	2.4%	2.0%	4.2%	3.5%
United States	1.4%	1.7%	2.2%	2.1%	4.6%	3.5%
Unemployment rates
Canada	4.2%	3.7%	5.9%	5.7%	9.3%	10.1%
United States	2.9%	2.5%	4.2%	4.1%	7.5%	8.3%
Housing Price Index (2)
Canada (3)	9.9%	6.9%	5.5%	4.5%	(20.2)%	(5.0)%
United States (4)	2.7%	3.7%	(0.5)%	2.3%	(19.2)%	(4.3)%

(1)	The remaining forecast period is two years.
(2)	Real gross domestic product (GDP) and housing price index are averages of quarterly year-over-year growth rates.
(3)	In Canada, we use the Housing Price Index Benchmark Composite.
(4)	In the United States, we use the National Case-Shiller House Price Index.
The ECL approach requires the recognition of credit losses generally based on 12 months of expected losses for performing loans (Stage 1) and the recognition of lifetime expected losses on performing loans that have experienced a significant increase in credit risk since origination (Stage 2). Under our current probability-weighted scenarios, if all of
our performing loans were in Stage 1, our models would generate an allowance for performing loans of approximately $3,050 million ($2,800 million as at October 31, 2023) compared to the reported allowance for performing loans of $4,205 million as at October 31, 2024 ($3,572 million as at October 31, 2023).
Renegotiated Loans
From time to time we modify the contractual terms of a loan due to the poor financial condition of the borrower. Modifications may include reductions in interest rates, maturity date extensions, payment holidays, payment forgiveness or debt consolidation. We assess renegotiated loans for impairment in line with our existing policies for impairment. When an impaired loan is renegotiated, it will return to performing status when none of the criteria for classification as impaired continue to apply and the borrower has demonstrated good payment behaviour on the restructured terms over a period of time.
The carrying value of loans with lifetime ACL modified during the year ended October 31, 2024 was $1,595 million ($1,005 million in 2023). As at
October 31, 2024, $3 million ($26 million as at October 31, 2023) of loans previously modified saw their loss allowance during the year change from lifetime to
12-month
ECL.
Foreclosed Assets
Property or other assets that we receive from borrowers to satisfy their loan commitments are classified as either held for own use or held-for-sale
according to management’s intention, recorded initially at fair value for assets held for own use and at the lower of carrying value or fair value less costs to sell for any assets held-for-sale.
Assets held for own use are subsequently accounted for in accordance with the relevant asset classification and assets held-for-sale
are assessed for impairment.
As at October 31, 2024, real estate properties
held-for-sale
totalled $67 million ($18 million as at October 31, 2023). These properties are disposed of when considered appropriate. We do not occupy foreclosed properties for our own business use.
Collateral
Collateral is used to manage credit risk related to securities borrowed or purchased under resale agreements, residential mortgages, consumer instalment and other personal loans, and business and government loans. Additional information on our collateral requirements is included in Notes 14 and 25, as well as in the blue-tinted font in the Enterprise-Wide Risk Management section of our Management’s Discussion and Analysis.

Note 5: Risk Management
We have an enterprise-wide approach to the identification, assessment, management (including mitigation), monitoring and reporting of risks faced across our organization. The key risks related to our financial instruments are classified as credit and counterparty, market, and liquidity and funding risk. Macroeconomic factors, including interest rates and unemployment rates, impact certain risks as outlined in the Enterprise-Wide Risk Management section of our Management’s Discussion and Analysis, and where those risks are related to financial instruments, they have been included in the blue-tinted font as referenced below. The blue-tinted text and tables in the Enterprise-Wide Risk Management section of our Management’s Discussion and Analysis form an integral part of these consolidated financial statements.

BMO Financial Group 207th Annual Report 2024	155

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Credit and Counterparty Risk
Credit and counterparty risk is the potential for loss due to the failure of a borrower, endorser, guarantor or counterparty to repay a loan or honour another predetermined financial obligation. Credit risk arises predominantly with respect to loans, over-the-counter
and centrally cleared derivatives and other credit instruments. This is the most significant measurable risk that we face.
Our risk management practices and key measures are disclosed in the blue-tinted font in the Enterprise-Wide Risk Management section of our Management’s Discussion and Analysis. Additional information on credit risk related to loans and derivatives is included in Notes 4 and 8, respectively.
Market Risk
Market risk is the potential for adverse changes in the value of our assets and liabilities resulting from changes in market variables such as interest rates, foreign exchange rates, credit spreads, equity and commodity prices and their implied volatilities. We incur market risk in our trading and underwriting activities, as well as in our structural banking activities.
Our market risk management practices and key measures are disclosed in the blue-tinted font in the Enterprise-Wide Risk Management section of our Management’s Discussion and Analysis.
Liquidity and Funding Risk
Liquidity and funding risk is the potential for loss if we are unable to meet our financial commitments in a timely manner at reasonable prices as they become due. Financial commitments include liabilities to depositors and suppliers, as well as lending, investment and pledging commitments. It is our policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, even in times of stress. Managing liquidity and funding risk is essential to maintaining enterprise soundness and safety, depositor confidence and earnings stability.
Our liquidity and funding risk management practices and key measures are disclosed in the blue-tinted font in the Enterprise-Wide Risk Management section of our Management’s Discussion and Analysis.

Note 6: Transfers of Financial Assets
Transfers of Financial Assets that do not Qualify for Derecognition
Loan Securitization
We sell Canadian residential
and commercial

mortgages to third-party Canadian securitization programs, including the Canada Mortgage Bond program, and directly to third-party investors under the National Housing Act Mortgage-Backed Securities (NHA MBS) program. We assess whether substantially all of the risks and rewards of, or control over, the loans have been transferred in order to determine whether they qualify for derecognition. Under these programs, we are entitled to payment over time of the excess of the sum of interest and fees collected from customers, in connection with the mortgages that were sold, over the yield paid to investors, less credit losses and other costs. We also act as counterparty in interest rate swap agreements, where we pay the interest due to Canada Mortgage Bond holders and receive the interest on the underlying mortgages, which are converted into MBS through the NHA MBS program and sold to Canada Housing Trust.
For some of these sales, we continue to be exposed to substantially all of the prepayment, interest rate and credit risk associated with the securitized mortgages, so they did not qualify for derecognition. We continue to recognize the mortgages in our Consolidated Balance Sheet and the related cash proceeds are recognized as secured financing as part of securitization and structured entities’ liabilities in our Consolidated Balance Sheet. The interest and fees collected, net of the yield paid to investors, are recorded in net interest income using the effective interest method over the term of the securitization. Credit losses associated with the mortgages are recorded in the PCL. During the year ended October 31, 2024, we sold $
3,687 million of mortgages to these programs ($4,950 million in 2023).
The following table presents the carrying values and fair values of transferred assets that did not qualify for derecognition and the associated liabilities relating to loan securitizations:

(Canadian $ in millions)	2024		2023
	Carrying value (1)	Fair value	Carrying value (1)	Fair value
Assets
Trading securities (2)	$106	$–	$277	$–
Loans	9,277	–	7,317	–
Other related assets (3)	6,952	–	8,430	–
Total	$16,335	$16,118	$16,024	$15,266
Associated liabilities (4)	$15,790	$15,598	$14,937	$14,244

(1)	Carrying value of loans is net of ACL , where applicable.
(2)	Trading securities represent CMO issued by third-party sponsored vehicles, where we do not substantially transfer all of the risks and rewards of ownership to third-party investors.
(3)
Other related assets represent payments received on account of mortgages pledged under securitization programs that have not yet been applied against the associated liabilities. The payments received are held in permitted instruments on behalf of the investors in the securitization vehicles until principal payments are required to be made on the associated liabilities. In order to compare all assets supporting the associated liabilities, this amount is added to the carrying value of the securitized assets in the table above.

(4)	Associated liabilities are recognized in securitization and structured entities’ liabilities in our Consolidated Balance Sheet.

156	BMO Financial Group 207th Annual Report 2024

Securities Lent or Sold Under Repurchase Agreements
Securities lent or sold under repurchase agreements represent short-term funding transactions in which we sell securities that we own and simultaneously commit to repurchase the same securities at a specified price on a specified date in the future. We retain substantially all the risks and rewards associated with the securities and we continue to recognize them in our Consolidated Balance Sheet, with the obligation to repurchase these securities recorded as secured borrowing transactions at the amount owing. The carrying value of these securities approximates the carrying value of the associated liabilities due to their short-term nature. As at October 31, 2024, the carrying values of securities lent and securities sold under repurchase agreements were $12,913 million and $97,878 million, respectively
($13,559 million and $92,549 million, respectively, as at October 31, 2023). The interest expense related to these liabilities is recorded on an accrual basis in interest expense, securities sold but not yet purchased and securities lent or sold under repurchase agreements, in our Consolidated Statement of Income.
Continuing Involvement in Transferred Financial Assets that Qualify for Derecognition
We retain the servicing rights, representing our continuing involvement, for certain mortgage and recreational vehicle loans purchased or originated in the United States that have been sold and derecognized. During the year ended October 31, 2024, we sold and derecognized $10,249 million of these loans ($364 million in 2023) and recognized a loss of $153 million (gain of $10 million in 2023) in non-interest revenue, other. As at October 31, 2024, the carrying value of the servicing rights was $169 million ($94 million as at October 31, 2023) and the fair value was $192 million ($120 million as at October 31, 2023).
We retain residual interests, representing our continuing involvement, for certain commercial mortgage loans purchased or originated in the United States that have been sold and derecognized. During the year ended October 31, 2024, we sold and derecognized $4,412 million of these loans ($1,302 million in 2023) and recognized a gain of $49 million upon transfer ($28 million in 2023). The carrying values of our retained interests classified as debt securities at amortized cost and loans carried at amortized cost were $7 million and $40 million, respectively, as at October 31, 2024 ($8 million and $38 million, respectively, as at October 31, 2023). Fair value was equal to carrying value on these dates.
In addition, we hold U.S. government agency CMO issued by third-party sponsored vehicles, which we may further securitize by packaging them into new CMO prior to selling to third-party investors. If we have not substantially transferred all of the risks and rewards of ownership to third-party investors, we continue to recognize these CMO and the related cash proceeds as secured financing in our Consolidated Balance Sheet. During the year, we sold CMO that qualified for derecognition, where retained interests represent our continuing involvement and are managed as part of larger portfolios held for trading, liquidity or hedging purposes. Where we sold these CMO, associated gains and losses are recognized in non-interest
revenue, trading revenues (losses). As at October 31, 2024, the fair value of our retained interests in these CMO was $6 million, classified as trading securities in our Consolidated Balance Sheet ($9 million as at October 31, 2023). Refer to Note 3 for further information.
As noted above, we sell Canadian residential
and commercial

mortgages to third-party Canadian securitization programs, including the Canada Mortgage Bond program, and directly to third-party investors under the NHA MBS program. Some of these sales qualified for derecognition as we have transferred substantially all of the risks and rewards associated with the securitized mortgages. During the year ended October 31, 2024, we sold and derecognized $2,157 million of these loans ($1,186 million in 2023) and recognized a gain of $90 million ($53 million in 2023) in non-interest
revenue, other. We retain some residual interests associated with the loans, representing our continuing involvement. The carrying value of our retained interests, classified as loans carried at fair value
, was $146 million as at October 31, 2024 ($56 million as at October 31, 2023).

Note 7: Structured Entities
We enter into certain transactions in the ordinary course of business which involve the establishment of SEs to facilitate or secure customer transactions and to obtain alternate sources of funding. We are required to consolidate a SE if we control the entity. We control a SE when we have power over the SE, exposure to variable returns as a result of our involvement, and the ability to exercise power to affect the amount of our returns.
In assessing whether we control a SE, we consider the entire arrangement to determine the purpose and design of the SE, the nature of any rights held through contractual arrangements, and whether we are acting as principal or agent.
We perform a reassessment of consolidation if facts and circumstances indicate that there have been changes to one or more of the elements of control over the SE. If the reassessment determines that we no longer control the SE, we will derecognize the related assets (including goodwill), liabilities and non-controlling
interest at their carrying amounts and recognize any consideration received or retained interest at fair value, with any difference recognized as a gain or loss in our Consolidated Statement of Income. Information regarding our basis of consolidation is included in Note 1.
Consolidated Structured Entities
Bank Securitization Vehicles
We use securitization vehicles to securitize our Canadian credit card loans, Canadian real estate lines of credit and Canadian auto loans in order to obtain alternate sources of funding. The structure of these vehicles limits the activities they can undertake and the types of assets they can hold, and the vehicles have limited decision-making authority. The vehicles issue term asset-backed securities (ABS) to fund their activities. We control and consolidate these vehicles, as we have the key decision-making powers necessary to obtain the majority of the benefits of their activities.

BMO Financial Group 207th Annual Report 2024	157

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the carrying values and fair values of assets and liabilities related to these consolidated securitization vehicles:

(Canadian $ in millions)	2024		2023
	Carrying value (1)	Fair value	Carrying value (1)	Fair value
Assets
Credit cards	$10,964	$10,964	$9,506	$9,506
Consumer instalment and other personal (2)	3,732	3,728	4,695	4,670
Total	$14,696	$14,692	$14,201	$14,176
Associated liabilities (3)	$9,151	$9,146	$10,376	$10,177

(1)	Carrying value of loans is net of ACL.
(2)	Includes real estate lines of credit and auto loans.
(3)	Associated liabilities are recognized in securitization and structured entities’ liabilities in our Consolidated Balance Sheet.
Capital and Funding Vehicles
We sponsor the Trust established in connection with the issuance of $1,250 million 4.300% Limited Recourse Capital Notes, Series 1 (Series 1 LRCNs), $750 million 5.625% Limited Recourse Capital Notes, Series 2 (Series 2 LRCNs),

$
1,000 million 7.325% Limited Recourse Capital Notes, Series 3 (Series 3 LRCNs), US$1,000 million 7.700% Limited Recourse Capital Notes, Series 4 (Series 4 LRCNs) and US$750 million 7.300% Limited Recourse Capital Notes, Series 5 (Series 5 LRCNs), which holds $1,250 million of BMO issued
Non-Cumulative

5-Year
Rate Reset Class B Preferred Shares, Series 48
(Non-Viability
Contingent Capital (NVCC)), $750 million of BMO issued
Non-Cumulative

5-Year
Rate Reset Class B Preferred Shares, Series 49 (NVCC), $1,000 million of BMO issued
Non-Cumulative
5-Year
Rate Reset Class B Preferred Shares, Series 51 (NVCC), US$1,000 million of BMO issued
Non-Cumulative
5-Year
Rate Reset Class B Preferred Shares, Series 53 (NVCC) and US$750
million of BMO issued
Non-Cumulative
5-Year
Rate Reset Class B Preferred Shares, Series 54 (NVCC), issued concurrently with the Series 1, Series 2, Series 3, Series 4 and Series 5 LRCNs, respectively. We determined that we control and therefore consolidate this vehicle as we are exposed to its variable returns and have key decision-making powers over its activities. Refer to Note 17 for further information.
We have a funding vehicle, created under the covered bond program, that was established to guarantee payments due to the holders of bonds issued by us. We sell assets to this funding vehicle in exchange for an intercompany loan. Refer to Note 13 for further information on our covered bond deposit liabilities.
We have established a funding vehicle that issues commercial paper to third parties. We pledge collateral to secure the commercial paper in exchange for an intercompany loan. The amount of commercial paper issued by the vehicle totalled $9,682 million as at October 31, 2024 ($6,054 million as at October 31, 2023). Refer to Note 13 for further information on our commercial paper deposit liabilities.
For those vehicles that purchase assets from us or are designed to pass on our credit risk, we have determined that, based on either the rights of the arrangements or through our equity interest, we have significant exposure to the variable returns of the vehicles, and we control and therefore consolidate these vehicles. Additional information related to notes issued by, and assets sold to, these vehicles is provided in Notes 13 and 25, respectively.
Other
We have other consolidated SEs created to meet the needs of the bank and its customers. Aside from the exposure resulting from our involvement as a sponsor, we do not have other contractual or non-contractual
arrangements that require us to provide financial support to these consolidated SEs.
Unconsolidated Structured Entities
The table below presents amounts related to our interests in unconsolidated SEs:

(Canadian $ in millions)	2024			2023
	Customer securitization vehicles (1)	Capital vehicles	Other securitization vehicles	Customer securitization vehicles (1)	Capital vehicles	Other securitization vehicles
Interests recorded in our Consolidated Balance Sheet
Financial Assets
Cash and cash equivalents	$107	$5,536	$–	$184	$5,182	$–
Trading securities	170	–	21,485	518	–	3,346
FVTPL securities	40	–	–	23	–	–
FVOCI securities	1,484	–	–	1,393	–	–
Derivatives	1	–	–	23	–	–
Other	8	–	169	9	–	100
Total	$1,810	$5,536	$21,654	$2,150	$5,182	$3,446
Financial Liabilities
Deposits	$107	$5,536	$–	$184	$5,182	$–
Derivatives	3	–	–	–	–	–
Other	–	87	–	–	79	–
Total	$110	$5,623	$–	$184	$5,261	$–
Maximum exposure to loss (2)	$20,998	$1	$21,654	$21,740	$1	$3,446
Total assets of the entities	$12,956	$5,624	$87,611	$13,936	$5,260	$30,877

(1)
Securities held that are issued by our Canadian and U.S. customer securitization vehicles comprise
asset-backed commercial paper (ABCP) and are classified as either trading securities, FVTPL securities or FVOCI securities.

(2)	Maximum exposure to loss represents securities held, undrawn liquidity facilities, any remaining unfunded committed amounts to the BMO funded vehicle, derivative assets and other assets.

158	BMO Financial Group 207th Annual Report 2024

Customer Securitization Vehicles
We sponsor customer securitization vehicles (also referred to as bank-sponsored multi-seller conduits) that provide our customers with alternate sources of funding through the securitization of their assets. These vehicles provide clients with access to financing either from BMO or in the ABCP markets by allowing them to either sell their assets directly into the vehicle or indirectly by selling an interest in the securitized assets into the vehicle, which then issues ABCP to either investors or BMO to fund the purchases. The sellers remain responsible for servicing the transferred assets and are first to absorb any losses realized on those assets. We are not responsible for servicing or absorbing the first loss and none of the sellers are affiliated with BMO. We earn fees for providing services related to the securitizations, including liquidity, distribution and financial arrangement fees for supporting the ongoing operations of the vehicles. We have determined that we act as agent on behalf of the sellers and therefore do not control these vehicles.
We provide liquidity facilities to the market-funded vehicles, which may require that we provide them with additional financing if certain events occur. The total committed and undrawn amount under these liquidity facilities and the undrawn amount of the BMO funded vehicle as at October 31, 2024 was $
19,296 million ($19,775 million as at October 31, 2023). This is included within commitments outlined in Note 25. Our interests in these vehicles as at October 31, 2024 and 2023 have been included in the Unconsolidated Structured Entities table above.
Capital Vehicles
We also use capital vehicles to pass on our credit risk to security holders of the vehicles. In these situations, we are not exposed to significant
default or credit risk. Our remaining exposure to variable returns is less than that of the note holders in these vehicles, who are exposed to our default and credit risk. We are not required to consolidate these vehicles.
Other Securitization Vehicles
Other securitization vehicles involve holdings in asset-backed securitizations. Where we sponsor SEs that securitize MBS into CMO, we may have interests through our holdings of CMO but we do not consolidate the SEs, as we do not have power to direct their relevant activities. These include government-sponsored agency securities such as U.S. government agency issuances. In determining whether we are a sponsor of a SE, we consider both qualitative and quantitative factors, including the purpose and nature of the entity, and our initial and continuing involvement. Subsequent to the securitization, we sell the CMO to third parties. Our maximum exposure to loss is limited to our on-balance
sheet investments in these entities, included in the Unconsolidated Structured Entities table above.
Where the asset-backed instruments in these securitizations are transferred to third parties, but we do not substantially transfer all risks and rewards of ownership to the third-party investors, we continue to recognize the transferred assets with the related cash proceeds recorded as secured financing in our Consolidated Balance Sheet in securitization and structured entities’ liabilities. As at October 31, 2024, these transferred assets were carried at fair value totalling $19,903 million ($3,127 million as at October 31, 2023), with $15,223 million ($1,781 million as at October 31, 2023) recognized in securitization and structured entities’ liabilities, also carried at fair value.
Where the asset-backed instruments in these securitizations are transferred to third parties and qualify for derecognition, we record the related gains or losses in non-interest
revenue, trading revenues (losses). We may also retain an interest in the CMO sold, which represents our continuing involvement. As at October 31, 2024, we held retained interests of $1,582 million ($219 million as at October 31, 2023) carried at fair value in our Consolidated Balance Sheet in securities, trading.
During the year ended October 31, 2024, we sold $31,832 million of MBS to these sponsored securitization vehicles ($11,779 million in 2023) and divested all interests in the securitized MBS, with any gains and losses recorded in our Consolidated Statement of Income in non-interest
revenue, trading revenues (losses).
We retain residual interests in certain commercial mortgage loans that have been either purchased or originated in the United States and then sold and derecognized through bank-sponsored SEs, which securitize these loans into MBS. During the year ended October 31, 2024, we sold and derecognized $1,730 million of these loans ($1,170 million in 2023) and recognized a gain of $19 million ($25 million in 2023). The carrying values of our retained interests classified as loans carried at amortized cost were $169 million as at October 31, 2024 ($100 million as at October 31, 2023). Fair value was equal to carrying value on these dates.
BMO Managed Funds
We have established a number of funds that we also manage. We assess whether or not we control these funds based on the economic interest we have in the funds, including investments in the funds and management fees earned from the funds, and any investors’ rights to remove us as investment manager. We consolidate only those funds that we control. Our total interest in unconsolidated BMO managed funds was $848 million as at October 31, 2024 ($870 million as at October 31, 2023), with $250 million included in FVTPL securities and $598 million included in trading securities in our Consolidated Balance Sheet as at October 31, 2024 ($181 million and $689 million, respectively, as at October 31, 2023).
Other Structured Entities
We purchase and hold investments in a variety of third-party SEs, including exchange-traded funds, mutual funds, limited partnerships, investment trusts, LIHTC entities and government-sponsored ABS vehicles, which are recorded in securities in our Consolidated Balance Sheet. We are considered to have an interest in these entities through our holdings and because we may act as a counterparty in certain derivatives contracts. We are not the investment manager or the sponsor of any of these entities. We are generally a passive investor and do not have power over the key decision-making activities of these entities. Our maximum exposure to loss from our investments is limited to the carrying amounts of our investments in these entities and any unutilized commitment we have provided.

BMO Financial Group 207th Annual Report 2024	159

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Sponsored Structured Entities
We may be deemed to be the sponsor of a SE if we are involved in its design, legal set-up
or marketing. We may also be deemed to be the sponsor of a SE if market participants would reasonably associate the entity with us. Any interests in securitization vehicles we have sponsored are disclosed in the Unconsolidated Structured Entities table above.
Financial Support Provided to Structured Entities
During the years ended October 31, 2024 and 2023, we did not provide any financial or non-financial
support to any consolidated or unconsolidated SEs when we were not contractually obligated to do so. Furthermore, we have no intention of providing such support in the future.

Note 8: Derivative Instruments
Derivative instruments are financial contracts that derive their value from underlying changes in interest rates, foreign exchange rates or other financial or commodity prices or indices.
Derivative instruments can be either regulated exchange-traded contracts or negotiated over-the-counter
contracts. We use these instruments for trading purposes, as well as to manage our exposures, mainly to foreign currency and interest rate fluctuations, as part of our asset/liability management program.
Types of Derivatives
Swaps
Swaps are contractual agreements between two parties to exchange a series of cash flows. The various swap agreements that we enter into are as follows:
•	Interest rate swaps – counterparties generally exchange fixed and floating rate interest payments based on a notional value in a single currency.
•	Cross-currency swaps – counterparties exchange fixed rate interest payments and principal amounts in different currencies.
•	Cross-currency interest rate swaps – counterparties exchange fixed and/or floating rate interest payments and principal amounts in different currencies.
•	Commodity swaps – counterparties generally exchange fixed and floating rate payments based on a notional value of a single commodity.
•
Equity swaps – counterparties exchange the return on an equity security or a group of equity securities for the return based on a fixed or floating interest rate or the return on another equity security or group of equity securities.

•	Credit default swaps – one counterparty pays the other a fee in exchange for that other counterparty agreeing to make a payment if a credit event occurs, such as bankruptcy or failure to pay.
•
Total return swaps – one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets, including returns such as interest earned on these assets, in exchange for amounts that are based on prevailing market funding rates.

Forwards and Futures
Forwards and futures are contractual agreements to either buy or sell a specified amount of a currency, commodity, interest rate-sensitive financial instrument or security at a specified price and date in the future.
Forwards are customized contracts transacted in the
over-the-counter
market. Futures are transacted in standardized amounts on regulated exchanges and are subject to daily cash margining.
Options
Options are contractual agreements that convey to the purchaser the right but not the obligation to either buy or sell a specified amount of a currency, commodity, interest rate financial instrument or security at a fixed future date or at any time within a fixed future period.
For options written by us, we receive a premium from the purchaser for accepting market risk.
For options purchased by us, we pay a premium for the right to exercise the option. Since we have no obligation to exercise the option, our primary exposure to risk is the potential credit risk if the writer of an over-the-counter
contract fails to meet the terms of the contract.
Caps, collars and floors are specialized types of written and purchased options. They are contractual agreements in which the writer agrees to pay the purchaser, based on a specified notional amount, the difference between the market rate and the prescribed rate of the cap, collar or floor. The writer receives a premium for selling this instrument.
A swaption is an option granting its owner the right but not the obligation to enter into an underlying swap.
A futures option is an option contract in which the underlying instrument is a single futures contract.
The main risks associated with these derivative instruments are related to exposure to movements in interest rates, foreign exchange rates, credit quality, value of the underlying financial instrument or commodity, as applicable, and the possible inability of counterparties to meet the terms of the contracts.

160	BMO Financial Group 207th Annual Report 2024

Embedded Derivatives
From time to time, we purchase or issue financial instruments containing embedded derivatives. The embedded derivative in a financial liability is separated from the host contract and carried at fair value if the economic characteristics of the derivative are not closely related to those of the host contract, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not measured at fair value. To the extent that we cannot reliably identify and measure the embedded derivative, the entire contract is carried at fair value, with changes in fair value reflected in our Consolidated Statement of Income. Embedded derivatives in certain of our guaranteed investment certificate deposits are accounted for separately from the host instrument and presented within deposits in our Consolidated Balance Sheet.
Contingent Features
Certain
over-the-counter
derivative instruments contain provisions that link the amount of collateral we are required to post or pay to our credit ratings, as determined by the major credit rating agencies. If our credit ratings were to be downgraded, certain counterparties to these derivative instruments could demand immediate and ongoing collateralization on derivative liability positions or request immediate payment. The aggregate fair value of all derivative instruments with collateral posting requirements that were in a liability position as at October 31, 2024 was $9,656 million ($10,323 million as at October 31, 2023), for which we have posted collateral of $8,882 million ($9,084 million as at October 31, 2023).
Risks Hedged
Interest Rate Risk
We manage interest rate risk through interest rate futures, interest rate swaps and options, which are linked to and adjust the interest rate sensitivity of a specific asset, liability, forecasted transaction or firm commitment, or a specific pool of transactions with similar risk characteristics.
Foreign Currency Risk
We manage foreign currency risk through currency futures, foreign currency options, cross-currency swaps, foreign exchange spot transactions, forward contracts and deposits denominated in foreign currencies.
Equity Price Risk
We manage equity price risk through total return swaps.
Trading Derivatives
Trading derivatives include derivatives entered into with customers to accommodate their risk management needs, market-making to facilitate customer-driven demand for derivatives, derivatives transacted on a limited basis to generate trading income from our principal trading positions, and certain derivatives entered into as part of our risk management strategy that do not qualify as hedges for accounting purposes (economic hedges).
We structure and market derivative products to enable customers to transfer, modify or reduce current or expected exposure to risks.
Principal trading activities include market-making and positioning activities. Market-making involves quoting bid and offer prices to other market participants with the intention of generating revenues based on spread and volume. Positioning activities involve managing market risk positions with the expectation of profiting from favourable movements in prices, rates or indices.
We may also economically hedge a portion of our U.S. dollar earnings through forward foreign exchange contracts and/or options to minimize fluctuations in our consolidated net income due to the translation of our U.S. dollar earnings. These contracts are recorded at fair value, with changes in fair value recorded in non-interest
revenue, trading revenues (losses), in our Consolidated Statement of Income. We entered into economic hedges in relation to the definitive agreement with BNP Paribas to acquire Bank of the West and its subsidiaries, which were then settled upon completion of the acquisition in 2023. Refer to Note 10 for further details.
Trading derivatives are recorded at fair value. Realized and unrealized gains and losses are generally recorded in non-interest
revenue, trading revenues (losses), in our Consolidated Statement of Income. Unrealized gains and losses on derivatives used to economically hedge certain exposures may be recorded in our Consolidated Statement of Income in the same line as the unrealized gains and losses arising from the exposures. Unrealized gains on trading derivatives are recorded as derivative instrument assets and unrealized losses are recorded as derivative instrument liabilities in our Consolidated Balance Sheet.
Fair Value of Trading and Hedging Derivatives
Fair value represents a
point-in-time
estimate that may change in subsequent reporting periods due to market conditions or other factors. A discussion of the fair value measurement of derivatives is included in Note 18.

BMO Financial Group 207th Annual Report 2024	161

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fair values of our derivative instruments are as follows:

(Canadian $ in millions)			2024			2023
	Gross assets	Gross liabilities	Net	Gross assets	Gross liabilities	Net
Trading
Interest Rate Contracts
Swaps	$3,203	$(5,707)	$(2,504)	$4,193	$(9,393)	$(5,200)
Forward rate agreements	477	(281)	196	360	(84)	276
Purchased options	2,574	–	2,574	3,221	–	3,221
Written options	–	(2,341)	(2,341)	–	(3,129)	(3,129)
Futures	21	(10)	11	6	(21)	(15)
Foreign Exchange Contracts (1)
Cross-currency swaps	1,989	(1,378)	611	1,887	(1,397)	490
Cross-currency interest rate swaps	9,777	(10,867)	(1,090)	10,340	(10,081)	259
Forward foreign exchange contracts	8,150	(6,096)	2,054	6,685	(5,469)	1,216
Purchased options	657	–	657	575	–	575
Written options	–	(528)	(528)	–	(448)	(448)
Commodity Contracts
Swaps	1,023	(1,097)	(74)	1,029	(743)	286
Purchased options	644	–	644	850	–	850
Written options	–	(607)	(607)	–	(787)	(787)
Futures	160	(117)	43	143	(127)	16
Equity Contracts	14,194	(25,673)	(11,479)	4,690	(11,460)	(6,770)
Credit Contracts
Purchased	1	(10)	(9)	13	(18)	(5)
Written	9	(1)	8	12	(9)	3
Total fair value – trading derivatives	$42,879	$(54,713)	$(11,834)	$34,004	$(43,166)	$(9,162)
Hedging
Interest Rate Contracts (2)
Cash flow hedges – swaps	$2,148	$(915)	$1,233	$693	$(3,784)	$(3,091)
Fair value hedges – swaps	1,464	(1,589)	(125)	4,877	(1,390)	3,487
Total swaps	3,612	(2,504)	1,108	5,570	(5,174)	396
Foreign Exchange Contracts
Cash flow hedges	699	(1,080)	(381)	333	(1,801)	(1,468)
Fair value hedges	–	(2)	(2)	69	(1)	68
Net investment hedges	–	(4)	(4)	–	(8)	(8)
Total foreign exchange contracts	699	(1,086)	(387)	402	(1,810)	(1,408)
Equity Contracts
Cash flow hedges	63	–	63	–	(43)	(43)
Total equity contracts	63	–	63	–	(43)	(43)
Total fair value – hedging derivatives (3)	4,374	(3,590)	784	5,972	(7,027)	(1,055)
Total fair value – trading and hedging derivatives	47,253	(58,303)	(11,050)	39,976	(50,193)	(10,217)
Less: impact of master netting agreements	(31,576)	31,576	–	(26,674)	26,674	–
Total	$15,677	$(26,727)	$(11,050)	$13,302	$(23,519)	$(10,217)

(1)	Gold contracts are included in foreign exchange contracts.
(2)	Includes the fair value of bond futures in fair value hedges rounded down to $nil million as at October 31, 2024 ($nil million as at October 31, 2023).
(3)	The fair values of hedging derivatives wholly or partially offset the changes in fair values of the related on-balance sheet financial instruments.
Assets are presented net of liabilities to customers where we have a legally enforceable right to offset amounts and we intend to settle contracts on a net basis.
Notional Amounts of Trading Derivatives
The notional amounts of our derivatives rep
res
ent the amount to which a rate or price is applied in order to calculate the amount of cash that must be exchanged under the contract. Notional amounts do not represent assets or liabilities and therefore are not recorded in our Consolidated Balance Sheet.

162	BMO Financial Group 207th Annual Report 2024

(Canadian $ in millions)			2024			2023
	Exchange-traded	Over-the-counter	Total	Exchange-traded	Over-the-counter	Total
Interest Rate Contracts
Swaps	$–	$16,390,827	$16,390,827	$–	$9,254,984	$9,254,984
Forward rate agreements	–	3,414,449	3,414,449	–	132,653	132,653
Purchased options	136,796	253,694	390,490	37,264	130,000	167,264
Written options	26,468	255,721	282,189	38,256	118,524	156,780
Futures	1,735,442	–	1,735,442	1,367,959	–	1,367,959
Total interest rate contracts	1,898,706	20,314,691	22,213,397	1,443,479	9,636,161	11,079,640
Foreign Exchange Contracts (1)
Cross-currency swaps	–	64,100	64,100	–	54,169	54,169
Cross-currency interest rate swaps	–	891,272	891,272	–	677,765	677,765
Forward foreign exchange contracts	–	679,250	679,250	–	563,716	563,716
Purchased options	3,572	76,576	80,148	1,851	51,143	52,994
Written options	3,248	88,210	91,458	2,282	55,370	57,652
Futures	1,751	–	1,751	4,035	–	4,035
Total foreign exchange contracts	8,571	1,799,408	1,807,979	8,168	1,402,163	1,410,331
Commodity Contracts
Swaps	–	20,328	20,328	–	18,574	18,574
Purchased options	43,931	5,495	49,426	30,397	5,319	35,716
Written options	45,440	4,268	49,708	31,351	4,218	35,569
Futures	36,071	–	36,071	35,285	–	35,285
Total commodity contracts	125,442	30,091	155,533	97,033	28,111	125,144
Equity Contracts	333,126	138,034	471,160	189,112	115,689	304,801
Credit Contracts
Purchased	–	23,350	23,350	–	16,927	16,927
Written	–	16,211	16,211	–	10,010	10,010
Total credit contracts	–	39,561	39,561	–	26,937	26,937
Total	$2,365,845	$22,321,785	$24,687,630	$1,737,792	$11,209,061	$12,946,853

(1)	Gold contracts are included in foreign exchange contracts.
Table excludes loan commitment derivatives with a notional amount of $2,498 million ($1,805 million as at October 31, 2023).
Derivatives Used in Hedge Accounting
We apply the requirements of IAS 39
Financial Instruments: Recognition and Measurement
for hedge accounting purposes. In accordance with our risk management strategy, we enter into various derivative contracts to hedge our interest rate, foreign currency and equity price exposures. We also use deposits, cross-currency swaps, foreign exchange forwards and options to hedge foreign currency exposure in our net investment in foreign operations.
When the hedged item is accounted for at FVTPL, there is a natural offset within the income statement with the related derivative. However, when we manage risks incumbent in instruments that are accounted for at amortized cost, including loans and deposits
, or FVOCI debt securities, we use hedge accounting in order to eliminate the mismatch between the hedged item and the mark-to-market
derivative.
To the extent these instruments used to manage risk qualify for hedge accounting, we designate them in accounting hedge relationships. Our structural market risk strategies, including our approach to managing interest rate and foreign exchange risk, are included in the blue-tinted font in the Structural
(Non-Trading)
Market Risk section of our Management’s Discussion and Analysis. In addition, our exposure to foreign exchange rate risk is discussed in the
Non-Trading
Foreign Exchange Risk section of our Management’s Discussion and Analysis. Our exposure to equity price risk and our approach to managing it are discussed in the Other Share-Based Compensation,
Mid-Term
Incentive Plans section of Note 21.
By using derivatives to hedge exposures to changes in interest rates, foreign exchange rates and equity prices, we are also exposed to the credit risk of the derivative counterparty. We mitigate credit risk by entering into transactions with high-quality counterparties, requiring the counterparties to post collateral, entering into master netting agreements or settling through centrally cleared counterparties.
To qualify as an accounting hedge, the hedging relationship must be designated and formally documented at its inception, detailing the particular risk management objective and strategy for the hedge and the specific asset, liability or cash flow being hedged, as well as how effectiveness is to be assessed. Changes in the fair value of the derivative must be highly effective in offsetting changes in the fair value or changes in the amount of future cash flows of the hedged item. We evaluate hedge effectiveness at the inception of the hedging relationship and on an ongoing basis, retrospectively and prospectively, primarily using a quantitative statistical regression analysis. We consider a hedging relationship highly effective when all of the following criteria are met: correlation between the variables in the regression is at least 0.8; the slope of the regression is within a range of 0.8 to 1.25; and the confidence level of the slope is at least 95%. The practice is different for our net investment hedge, which is discussed in the Net Investment Hedges section below.
Any ineffectiveness in a hedging relationship is recognized as it arises in non-interest
revenue, other, in our Consolidated Statement of Income.
Under the IASB’s Phase 1 Amendments to IAS 39 and IFRS 7, certain hedge accounting requirements were modified to provide relief from the uncertainty arising from IBOR reform during the period prior to replacement of IBORs. These amendments allowed us to assume the interest rate benchmarks that are the basis for cash flows of the hedged item and hedging instrument were not altered as a result of IBOR reform, thereby allowing hedge accounting to continue. They also provided an exception from the requirement to discontinue hedge accounting if a hedging relationship no longer met the effectiveness requirements solely as a result of IBOR reform. In addition, the IASB’s Phase 2 amendments to IAS 39 and IFRS 7 allowed us to amend hedge relationship documentation to reflect the changes required by IBOR reform when Phase 1 came to an end, without discontinuing the existing hedging relationships. We continued to apply these amendments during 2024 until all impacted
hedging relationships were transitioned.

BMO Financial Group 207th Annual Report 2024	163

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table outlines the notional amounts and average rates of derivatives and the carrying amounts of deposits designated as hedging instruments, by term to maturity, hedge type and risk type, where applicable.

(Canadian $ in millions, except as noted)		Remaining term to maturity					2024	2023
		Within 1 year	1 to 3 years	3 to 5 years	5 to 10 years	Over 10 years	Total	Total
Cash Flow Hedges
Interest rate risk – Interest rate swaps
Notional amount (1)		$62,887	$99,368	$64,333	$34,402	$5,882	$266,872	$186,679
Average fixed interest rate		4.59%	3.38%	3.54%	3.63%	3.79%	3.75%	4.20%
Foreign exchange risk – Cross-currency swaps and foreign exchange forwards (2)
CAD-USD pair	Notional amount	4,256	21,186	14,229	1,011	251	40,933	43,622
	Average fixed interest rate	1.96%	3.38%	3.24%	1.75%	3.02%	3.14%	2.77%
	Average exchange rate: CAD-USD	1.2589	1.3197	1.3532	1.3266	1.3122	1.3252	1.3218
CAD-EUR pair	Notional amount	717	13,171	3,310	–	201	17,399	16,386
	Average fixed interest rate	5.40%	3.44%	3.21%	–	2.97%	3.47%	3.15%
	Average exchange rate: CAD-EUR	1.4345	1.4177	1.4711	–	1.4870	1.4293	1.4352
Other currency pairs (3)	Notional amount	923	6,548	2,219	237	–	9,927	9,787
	Average fixed interest rate	2.54%	2.98%	4.22%	4.83%	–	3.26%	2.99%
	Average exchange rate: CAD-Non USD/EUR	1.4539	1.6847	1.2748	0.3257	–	1.5391	1.5221
Equity price risk – Total return swap (4)
Notional amount		20	460	–	–	–	480	451
Fair Value Hedges
Interest rate risk – Interest rate swaps
Notional amount (5)		51,525	42,933	56,909	33,010	3,901	188,278	169,368
Average fixed interest rate		4.53%	3.94%	3.71%	3.74%	3.80%	3.99%	3.91%
Interest rate risk – Bond futures (exchange-traded derivatives)
Notional amount		1,479	–	–	–	–	1,479	2,825
Average price in dollars		108	–	–	–	–	108	105
Foreign exchange risk – Cross-currency swaps (6)
USD-EUR pair	Notional amount	21	–	–	–	–	21	21
	Average fixed interest rate	3.25%	–	–	–	–	3.25%	3.25%
	Average exchange rate: USD-EUR	0.9706	–	–	–	–	0.9706	0.9706
USD-JPY pair	Notional amount	–	–	–	–	–	–	476
	Average fixed interest rate	–	–	–	–	–	–	(0.08)%
	Average exchange rate: USD-JPY	–	–	–	–	–	–	0.0076
Net Investment Hedges
Foreign exchange risk – Cross-currency swaps and foreign exchange forwards
CAD-CNH pair	Notional amount	677	–	–	–	–	677	650
Foreign exchange risk – Deposit liabilities
USD denominated deposit – carrying amount		16,053	–	–	–	–	16,053	13,154
GBP denominated deposit – carrying amount		300	–	–	–	–	300	157

(1)
The notional amount of interest rate swaps maturing after June 28, 2024 which referenced CDOR was $21,718 million
 as at
October 31, 2023
.

There are no derivatives referencing CDOR as at October 31, 2024.

(2)
Under certain hedge strategies using cross-currency swaps, a CAD leg is inserted to create two swaps designated as separate hedges (for example, a
EUR-USD
cross-currency swap split into
EUR-CAD
and
CAD-USD
cross-currency swaps). The relevant notional amount is grossed up in this table, as the cross-currency swaps are disclosed by
CAD-foreign
currency pair.

(3)
Includes
CAD-AUD,
CAD-CHF,
CAD-CNH,
CAD-GBP,
CAD-HKD,
CAD-JPY
 or
CAD-NOK
cross-currency swaps
,
where applicable. The notional amount of cross-currency swaps maturing after
June 28, 2024
 which referenced CDOR was $
nil million
 as at October 31, 2023.

(4)	The notional amount of total return swaps maturing after June 28, 2024 which referenced CDOR was $451 million as at October 31, 2023 .
(5)	The notional amount of interest rate swaps maturing after June 28, 2024 which referenced CDOR was $22,328 million as at October 31, 2023 .
(6)	The notional amount of cross-currency swaps maturing after June 28, 2024 which referenced CDOR was $nil million as at October 31, 2023 .
Cash Flow Hedges
Cash flow hedges modify exposure to variability in cash flows for variable interest rate bearing in
struments, foreign currency denominated assets and liabilities and certain cash-settled share-based payment grants subject to equity price risk. We use interest rate swaps with or without embedded options, cross-currency swaps, forwards and total return swaps to hedge this variability. We hedge the full amount of foreign exchange risk, but interest rate risk is hedged only to the extent of benchmark interest rates. The benchmark interest rate is a component of interest rate risk that is observable in the relevant financial markets; for example, Secured Overnight Financing Rate or Canadian Overnight Repo Rate Average (CORRA).
We determine the amount of the exposure to which hedge accounting is applied by assessing the potential impact of changes in interest rates, foreign exchange rates and equity prices on the future cash flows of floating rate loans and deposits, foreign currency denominated assets and liabilities and certain cash-settled share-based payments. This assessment is performed using analytical techniques, such as simulation, sensitivity analysis, stress testing and gap analysis.
We record interest that we pay or receive on derivatives that hedge interest rate risk or foreign exchange risk in net interest income in our Consolidated Statement of Income over the life of the hedge. Interest paid on derivatives that hedge equity price risk on certain share-based payments is recorded in employee compensation expense.
The accounting mismatch that would otherwise occur is eliminated by recording changes in the fair value of the derivative that offset changes in the fair value of the hedged item for the designated hedged risk in other comprehensive income. Hedge ineffectiveness, the portion of the change in fair value of the derivative that does not offset changes in the fair value of the hedged item, is recorded directly in non-interest
revenue, other, in our Consolidated Statement of Income as it arises.

164	BMO Financial Group 207th Annual Report 2024

For cash flow hedges that are discontinued before the end of the original hedge term, the cumulative unrealized gain or loss recorded in other comprehensive income is amortized to our Consolidated Statement of Income in net interest income for interest rate swaps and in employee compensation expense for total return swaps as the hedged item is recorded in earnings. If the hedged item is sold or settled, the entire unrealized gain or loss is recognized immediately in net interest income in our Consolidated Statement of Income. In general, we do not terminate our foreign exchange hedges before maturity.
For cash flow hedges, we use a hypothetical derivative to measure the hedged risk of floating rate loans, deposits, foreign currency denominated assets and liabilities, or share-based payment grants. This hypothetical derivative matches the critical terms of the hedged items identically, and it perfectly offsets the hedged cash flow.
In our cash flow hedge relationships, the main sources of ineffectiveness are differences in interest rate indices, tenor and reset or settlement frequencies between hedging instruments and hedged items, and using hedging instruments without a floor in relationships for hedged items with a floor.
Net Investment Hedges
Net investment hedges mitigate our exposure to foreign exchange rate fluctuations related to our net investment in foreign operations.
Deposits denominated in foreign currencies, cross-currency swaps and foreign exchange forwards are designated as a hedging instrument for a portion of our net investment in foreign operations. We designate the spot rate component of our hedging instrument in net investment hedges. The foreign currency translation of our net investment in foreign operations and the effective portion of the corresponding hedging instrument are recorded in net gains on translation of net foreign operations in other comprehensive income, instead of through the income statement in the case of the hedging instrument if hedge accounting had not been elected.
The effectiveness of our net investment hedge is determined using either the dollar offset method with spot foreign currency rates or a quantitative statistical regression analysis. As the notional amount of the hedging instruments and the hedged net investment in foreign operations are the same, there are no significant sources of ineffectiveness in these hedging relationships.
The following table contains information related to the hedging instruments, hedged items and hedge ineffectiveness for cash flow and net investment hedges for the years ended October 31, 2024 and 2023.

(Canadian $ in millions)					2024
	Carrying amount of hedging instruments (1)		Hedge ineffectiveness
	Asset	Liability	Gains (losses) on hedging derivatives used to calculate hedge ineffectiveness (2)	Gains (losses) on hypothetical derivatives used to calculate hedge ineffectiveness (2)	Ineffectiveness recorded in non-interest revenue – other
Cash Flow Hedges
Interest rate risk – Interest rate swaps	$2,148	$(915)	$3,552	$(3,615)	$(12)
Foreign exchange risk – Cross-currency swaps and foreign exchange forwards	699	(1,080)	(251)	251	–
Equity price risk – Total return swaps	63	–	165	(165)	–
	2,910	(1,995)	3,466	(3,529)	(12)
Net Investment Hedges
Foreign exchange risk – Cross-currency swaps and foreign exchange forwards	–	(4)	(23)	19	(4)
Foreign exchange risk – Deposit liabilities	–	(16,353)	(119)	119	–
Total	$2,910	$(18,352)	$3,324	$(3,391)	$(16)

					2023
	Carrying amount of hedging instruments (1)		Hedge ineffectiveness
	Asset	Liability	Gains (losses) on hedging derivatives used to calculate hedge ineffectiveness (2)	Gains (losses) on hypothetical derivatives used to calculate hedge ineffectiveness (2)	Ineffectiveness recorded in non-interest revenue – other
Cash Flow Hedges
Interest rate risk – Interest rate swaps	$693	$(3,784)	$(1,543)	$1,511	$–
Foreign exchange risk – Cross-currency swaps and foreign exchange forwards (3)	333	(1,801)	(245)	245	–
Equity price risk – Total return swaps	–	(43)	(80)	80	–
	1,026	(5,628)	(1,868)	1,836	–
Net Investment Hedges
Foreign exchange risk – Cross-currency swaps and foreign exchange forwards	–	(8)	23	(22)	1
Foreign exchange risk – Deposit liabilities	–	(13,311)	(485)	485	–
Total	$1,026	$(18,947)	$(2,330)	$2,299	$1

(1)	Represents unrealized gains (losses) recorded as part of derivative instruments in assets and liabilities, respectively, in our Consolidated Balance Sheet.
(2)	Represents life to date amounts.
(3)	Includes derivatives entered into in relation to our acquisition of Bank of the West and its subsidiaries, which were settled upon completion of the transaction. Refer to Note 10 for further details.

BMO Financial Group 207th Annual Report 2024	165

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following tables provide a reconciliation of the impacts of our cash flow hedges and net investment hedges in our Consolidated Statement of Comprehensive Income, on a
pre-tax
basis for the years ended October 31, 2024 and 2023.

(Canadian $ in millions)						2024
					Balance in cash flow hedge AOCI / net foreign operations AOCI
	Balance October 31, 2023	Gains / (losses) recognized in OCI	Amount reclassified to net income as the hedged item affects net income	Balance October 31, 2024 (1) (2)	Active hedges	Discontinued hedges
Cash Flow Hedges
Interest rate risk	$(8,015)	$3,564	$1,971	$(2,480)	$1,695	$(4,175)
Foreign exchange risk	610	(251)	(2)	357	357	–
Equity price risk	(72)	165	(16)	77	77	–
	(7,477)	3,478	1,953	(2,046)	2,129	(4,175)
Net Investment Hedges
Foreign exchange risk	(2,186)	(138)	–	(2,324)	(2,324)	–
Total	$(9,663)	$3,340	$1,953	$(4,370)	$(195)	$(4,175)

						2023
					Balance in cash flow hedge AOCI / net foreign operations AOCI
	Balance October 31, 2022	Gains / (losses) recognized in OCI	Amount reclassified to net income/goodwill as the hedged item affects net income/goodwill	Balance October 31, 2023 (1) (2)	Active hedges	Discontinued hedges
Cash Flow Hedges
Interest rate risk	$(8,204)	$(1,543)	$1,732	$(8,015)	$(2,720)	$(5,295)
Foreign exchange risk (3)	1,223	(245)	(368)	610	610	–
Equity price risk	33	(80)	(25)	(72)	(72)	–
	(6,948)	(1,868)	1,339	(7,477)	(2,182)	(5,295)
Net Investment Hedges
Foreign exchange risk	(1,723)	(463)	–	(2,186)	(2,186)	–
Total	$(8,671)	$(2,331)	$1,339	$(9,663)	$(4,368)	$(5,295)

(1)	Tax balance related to cash flow hedges accumulated other comprehensive income was $527 million as at October 31, 2024 ($2,029 million as at October 31, 2023).
(2)	Tax balance related to net investment hedges accumulated other comprehensive income was $593 million as at October 31, 2024 ($555 million as at October 31, 2023).
(3)
On closing our acquisition of Bank of the West on February 1, 2023, we settled the foreign exchange forward contracts entered to mitigate foreign exch an
ge risk of the purchase price of Bank of the West and reclassified an
after-tax
gain of $269 million to goodwill. Refer to Note 10 for further details.

Fair Value Hedges
Fair value hedges modify exposure to changes in a fixed rate instrument’s fair value caused by changes in interest rates. These hedges economically convert fixed rate assets and liabilities to floating rate. We use cross-currency swaps, interest rate swaps and bond futures to hedge foreign exchange risk and interest rate risk, including benchmark interest rates inherent in fixed rate securities, a portfolio of mortgages, deposits and subordinated debt and other liabilities.
The carrying value of fixed rate assets or liabilities that are part of a hedging relationship is adjusted for the change in value of the risk being hedged. To the extent that the change in the fair value of the derivative does not offset changes in the fair value of the hedged item for the risk being hedged, the net amount (hedge ineffectiveness) is recorded directly in non-interest
revenue, other, in our Consolidated Statement of Income.
For fair value hedges that are discontinued, we cease adjusting the hedged item. The cumulative fair value adjustment of the hedged item is then amortized to net interest income over the hedged item’s remaining term to maturity. If the hedged item is sold or settled, the cumulative fair value adjustment is included in the gain or loss on sale or settlement.
In our fair value hedge relationships, the main sources of ineffectiveness are our own credit risk on the fair value of the swap, and differences in terms such as fixed interest rate or reset/settlement frequency between the swap and the hedged item.
The amounts related to derivatives designated as fair value hedging instruments, hedged items and hedge ineffectiveness for the years ended October 31, 2024 and 2023 are as follows:

(Canadian $ in millions)								2024
	Carrying amount of hedging derivatives (1)		Hedge ineffectiveness				Accumulated amount of fair value hedge gains (losses) on hedged items
	Asset	Liability	Gains (losses) on hedging derivatives used to calculate hedge ineffectiveness	Gains (losses) on hedged item used to calculate hedge ineffectiveness	Ineffectiveness recorded in non-interest revenue – other	Carrying amount of the hedged item (2)	Active hedges	Discontinued hedges
Fair Value Hedge (3)
Interest rate swaps	$1,464	$(1,589)	$–	$–	$–	$–	$–	$–
Cross-currency swaps	–	(2)	–	–	–	–	–	–
Securities and loans	–	–	(3,266)	3,117	(149)	118,397	741	(1,293)
Deposits, subordinated debt and other liabilities	–	–	1,234	(1,217)	17	(65,156)	(214)	930
Total	$1,464	$(1,591)	$(2,032)	$1,900	$(132)	$53,241	$527	$(363)

(1)	Represents the unrealized gains (losses) within derivative instruments in assets and liabilities, respectively, in our Consolidated Balance Sheet.
(2)	Represents the carrying value in our Consolidated Balance Sheet and includes amortized cost, before ACL, plus fair value hedge adjustments, except for FVOCI securities that are carried at fair value.
(3)	Includes the fair value of bond futures rounded down to $nil million as at October 31, 2024.

166	BMO Financial Group 207th Annual Report 2024

								2023
	Carrying amount of hedging derivatives (1)		Hedge ineffectiveness				Accumulated amount of fair value hedge gains (losses) on hedged items
	Asset	Liability	Gains (losses) on hedging derivatives used to calculate hedge ineffectiveness	Gains (losses) on hedged item used to calculate hedge ineffectiveness	Ineffectiveness recorded in non-interest revenue – other	Carrying amount of the hedged item (2)	Active hedges	Discontinued hedges

Fair Value Hedge (3)
Interest rate swaps	$4,877	$(1,390)	$–	$–	$–	$–	$–	$–
Cross-currency swaps	69	(1)	–	–	–	–	–	–
Securities and loans	–	–	4,071	(3,955)	116	87,043	(4,373)	(404)
Deposits, subordinated debt and other liabilities	–	–	(1,078)	1,139	61	(77,358)	1,015	1,867
Total	$4,946	$(1,391)	$2,993	$(2,816)	$177	$9,685	$(3,358)	$1,463

(1)	Represents the unrealized gains (losses) within derivative instruments in assets and liabilities, respectively, in our Consolidated Balance Sheet.
(2)	Represents the carrying value in our Consolidated Balance Sheet and includes amortized cost, before ACL, plus fair value hedge adjustments, except for FVOCI securities that are carried at fair value.
(3)	Includes the fair value of bond futures rounded down to $nil million as at October 31, 2023.
Derivative-Related Market Risk
Derivative instruments are subject to market risk arising from the potential for a negative impact on the balance sheet and/or statement of income due to adverse changes in the value of derivative instruments as a result of changes in certain market variables. These variables include interest rates, foreign exchange rates, credit spreads, equity and commodity prices and their implied volatilities. We strive to limit our exposure to market risk by employing comprehensive governance and management processes for all market risk-taking activities.
Derivative-Related Credit Risk
Derivative instruments are subject to credit risk arising from the possibility that counterparties may default on their obligations. The credit risk associated with a derivative normally represents an amount that is a small fraction of the notional amount of the derivative instrument. Derivative contracts generally expose us to potential credit loss if changes in market rates affect the counterparty’s position unfavourably and the counterparty defaults on payment. Credit risk is represented by the positive fair value of the derivative instrument. We strive to limit our exposure to credit risk by dealing with counterparties that we believe are creditworthy, and we manage our credit risk for derivatives using the same credit risk process that we apply to loans and other credit assets.
We also pursue opportunities to reduce our exposure to credit losses on derivative instruments by securing collateral and entering into master netting agreements with counterparties. The credit risk associated with favourable contracts is mitigated by legally enforceable master netting agreements to the extent that unfavourable contracts with the same counterparty must be settled concurrently with favourable contracts.
Exchange-traded derivatives have limited potential for credit risk exposure, as they are settled net daily with each exchange.
Terms used in the credit risk tables below are as follows:
Replacement cost
captures the loss that would occur if a counterparty were to default in the present or at a future time, assuming that the closeout and replacement of transactions occur instantaneously, and assuming no recovery on the value of those transactions in bankruptcy.
Credit risk equivalent
represents the total replacement cost plus an amount representing the potential future credit risk exposure adjusted by a multiplier of 1.4, as outlined in OSFI’s Capital Adequacy Requirements (CAR) Guideline.
Risk-weighted assets
represent the credit risk equivalent, weighted on the basis of the creditworthiness of the counterparty, and considering collateral, netting and other credit risk mitigants, as prescribed by OSFI.

BMO Financial Group 207th Annual Report 2024	167

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Canadian $ in millions)			2024			2023
	Replacement cost (1)	Credit risk equivalent (1)	Risk-weighted assets	Replacement cost (1)	Credit risk equivalent (1)	Risk-weighted assets
Interest Rate Contracts
Over-the-counter
Swaps	$2,404	$7,797	$1,125	$1,265	$5,133	$1,006
Forward rate agreements	650	2,696	600	571	2,219	471
Purchased options	42	338	188	45	174	61
Written options	2	211	78	1	140	77
	3,098	11,042	1,991	1,882	7,666	1,615
Exchange-traded
Futures	122	279	6	171	296	6
Purchased options	8	19	–	3	4	–
Written options	–	1	–	–	–	–
	130	299	6	174	300	6
Total interest rate contracts	3,228	11,341	1,997	2,056	7,966	1,621
Foreign Exchange Contracts (2)
Over-the-counter
Swaps	1,559	7,218	825	1,921	6,517	1,313
Forward foreign exchange contracts	2,709	9,643	1,764	2,300	9,296	1,908
Purchased options	142	447	142	149	448	129
Written options	1	119	27	2	118	39
	4,411	17,427	2,758	4,372	16,379	3,389
Exchange-traded
Futures	–	1	–	–	–	–
Purchased options	–	3	–	3	8	–
Written options	–	–	–	–	–	–
	–	4	–	3	8	–
Total foreign exchange contracts	4,411	17,431	2,758	4,375	16,387	3,389
Commodity Contracts
Over-the-counter
Swaps	993	4,256	1,035	468	1,957	683
Purchased options	155	484	182	4	280	110
Written options	10	246	86	47	331	106
	1,158	4,986	1,303	519	2,568	899
Exchange-traded
Futures	176	594	12	243	869	17
Purchased options	179	319	6	329	535	11
Written options	–	73	1	3	83	2
	355	986	19	575	1,487	30
Total commodity contracts	1,513	5,972	1,322	1,094	4,055	929
Equity Contracts
Over-the-counter	199	8,625	1,645	684	8,274	2,123
Exchange-traded	675	2,899	58	1,640	4,635	93
Total equity contracts	874	11,524	1,703	2,324	12,909	2,216
Credit Contracts	103	309	39	446	1,093	81
Total	$10,129	$46,577	$7,819	$10,295	$42,410	$8,236

(1)
Replacement cost and credit risk equivalent are presented after the impact of master netting agreements and calculated using the Standardized Approach for Counterparty Credit Risk
(SA-CCR)
in accordance with the CAR Guideline issued by OSFI. The table therefore excludes loan commitment derivatives.

(2)	Gold contracts are included in foreign exchange contracts.

168	BMO Finan cia l Group 207th Annual Report 2024

Term to Maturity
Our derivative contracts have varying maturity dates. The remaining contractual terms to maturity for the notional amounts of our derivative contracts are set out below:

(Canadian $ in millions)	Term to maturity					2024	2023
	Within 1 year	1 to 3 years	3 to 5 years	5 to 10 years	Over 10 years	Total notional amounts	Total notional amounts
Interest Rate Contracts
Swaps	$8,085,307	$3,515,046	$2,371,050	$2,013,819	$860,755	$16,845,977	$9,611,030
Forward rate agreements, futures and options	4,016,550	1,652,656	127,962	23,015	3,866	5,824,049	1,827,482
Total interest rate contracts	12,101,857	5,167,702	2,499,012	2,036,834	864,621	22,670,026	11,438,512
Foreign Exchange Contracts (1)
Swaps	222,003	359,299	211,093	149,931	59,997	1,002,323	780,954
Forward foreign exchange contracts	651,037	21,566	2,334	1,854	3,136	679,927	564,366
Futures	1,735	16	–	–	–	1,751	4,035
Options	152,864	17,904	838	–	–	171,606	110,646
Total foreign exchange contracts	1,027,639	398,785	214,265	151,785	63,133	1,855,607	1,460,001
Commodity Contracts
Swaps	13,781	5,593	597	357	–	20,328	18,574
Futures	20,226	14,393	1,292	160	–	36,071	35,285
Options	47,556	51,286	193	99	–	99,134	71,285
Total commodity contracts	81,563	71,272	2,082	616	–	155,533	125,144
Equity Contracts	394,847	61,511	12,809	1,738	735	471,640	305,252
Credit Contracts	1,233	5,273	23,239	8,511	1,305	39,561	26,937
Total notional amount	$13,607,139	$5,704,543	$2,751,407	$2,199,484	$929,794	$25,192,367	$13,355,846

(1)	Gold contracts are included in foreign exchange contracts.
Under the
SA-CCR,
this table excludes loan commitment derivatives.

Note 9: Premises and Equipment
We record all owned premises and equipment at cost less accumulated depreciation, and less any accumulated impairment, except land, which is recorded at cost. Buildings, computer equipment and operating system software, other equipment and leasehold improvements are depreciated on a straight-line basis over their estimated useful lives. When the major components of a building have different useful lives, they are accounted
for separately and depreciated over each component’s estimated useful life.
The maximum estimated useful lives we use to depreciate our assets are as follows:

Buildings	10 to 40 years
Computer equipment and operating system software	5 to 7 years
Other equipment	10 years
Leasehold improvements	Lease term to a maximum of 10 years
Depreciation methods, useful lives and the residual values of premises and equipment are reviewed annually for any change in circumstances and are adjusted if appropriate. At each reporting period, we review whether there are any indications that premises and equipment need to be tested for impairment. If there is an indication that an asset may be impaired, we test for impairment by comparing the asset’s carrying value to its recoverable amount. The recoverable amount is calculated as the higher of value in use and fair value less costs to sell. Value in use is the present value of the future cash flows expected to be derived from the asset. An impairment charge is recorded when the recoverable amount is less than the carrying value. There were no write-downs of premises and equipment during the years ended October 31, 2024 and 2023. Gains and losses on disposal are included in non-interest
expense, premises and equipment, in our Consolidated Statement of Income.
Leases
When we enter into a new arrangement as a lessee, a
right-of-use
asset is recognized equal to the lease liability, which is calculated based on the future lease payments discounted at our incremental borrowing rate over the lease term. In calculating our lease liability and corresponding right-of-use
asset, we assess whether a contract is a lease by determining if we have the right to control the asset based on our ability to make decisions or direct how and for what purpose the asset is used.
The
right-of-use
asset is depreciated on a straight-line basis, based on the shorter of the useful life of the underlying asset or the lease term, and is adjusted for impairment losses, if any. Impairment is assessed when there is a change in use. We recorded impairment in our right-of-use
assets of $1 million during the year ended October 31, 2024 ($40 million in 2023).
The lease liability accretes interest over the lease term, using the effective interest method, with the associated interest expense recognized in interest expense, other liabilities, in our Consolidated Statement of Income. We make estimates in determining the incremental borrowing rate that is used to discount lease liabilities, based on our expected costs of secured borrowing for the lease term. The lease term is based on the non-cancellable
period and includes any options to extend or terminate which we are reasonably certain to exercise. The lease liability is remeasured when decisions are made to exercise options under the lease arrangement or when the likelihood of exercising an option within the lease changes. Refer to Note 14 for further information.

BMO Financial Group 207th Annual Report 2024	169

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Amounts related to leases of low value are expensed when incurred in non-interest
expense, premises and equipment, in our Consolidated Statement of Income.
The total cost and associated accumulated depreciation for premises and equipment that we own or lease are set out below:

(Canadian $ in millions)
	Land	Buildings	Computer equipment	Other equipment	Leasehold improvements	Right-of-use assets	Total
Cost
Balance at October 31, 2022	$119	$1,688	$2,671	$945	$2,054	$3,435	$10,912
Additions/lease modifications	13	91	280	125	413	406	1,328
Acquisitions	213	276	63	12	25	523	1,112
Disposals	(28)	(26)	(109)	(30)	(97)	(60)	(350)
Foreign exchange and other	6	18	18	8	18	53	121
Balance at October 31, 2023	323	2,047	2,923	1,060	2,413	4,357	13,123
Additions/lease modifications	–	81	270	117	352	171	991
Disposals	(7)	(41)	(22)	(11)	(26)	–	(107)
Fully depreciated assets	–	(32)	(694)	(257)	(71)	(96)	(1,150)
Foreign exchange and other	1	4	3	2	7	12	29
Balance at October 31, 2024	$317	$2,059	$2,480	$911	$2,675	$4,444	$12,886

Accumulated Depreciation and Impairment
Balance at October 31, 2022	$–	$1,188	$2,007	$667	$1,270	$939	$6,071
Disposals	–	(25)	(106)	(29)	(94)	(50)	(304)
Depreciation	–	70	306	65	169	412	1,022
Foreign exchange and other (1)	–	5	21	1	11	55	93
Balance at October 31, 2023	–	1,238	2,228	704	1,356	1,356	6,882
Disposals	–	(29)	(12)	(8)	(21)	–	(70)
Depreciation	–	64	261	76	167	402	970
Fully depreciated assets	–	(32)	(694)	(257)	(71)	(96)	(1,150)
Foreign exchange and other (1)	–	1	(4)	(6)	5	9	5
Balance at October 31, 2024	$–	$1,242	$1,779	$509	$1,436	$1,671	$6,637

Net Carrying Value
Balance at October 31, 2024	$317	$817	$701	$402	$1,239	$2,773	$6,249
Balance at October 31, 2023	323	809	695	356	1,057	3,001	6,241
(1)	Includes impairment charges.

Note 10: Acquisitions
The cost of an acquisition is measured at the fair value of the consideration transferred, including contingent consideration. Acquisition-related costs are recognized as an expense in the period in which they are incurred. The identifiable assets acquired and liabilities assumed and contingent consideration are measured at their fair values at the date of acquisition. Goodwill is measured as the excess of the aggregate of the consideration transferred over the net of the fair value of identifiable assets acquired and liabilities assumed. The results of operations of acquired businesses are included in our consolidated financial statements beginning on the date of acquisition.
AIR MILES Reward Program
On June 1, 2023, we completed the acquisition of the AIR MILES Reward Program (AIR MILES) business of LoyaltyOne Co., a subsidiary of Loyalty Ventures Inc., pursuant to a process under the
Companies’ Creditors Arrangement Act
for a cash purchase price of US$157 million (CAD$213 million). The AIR MILES business operates as a wholly-owned subsidiary of BMO. The acquisition was accounted for as a business combination, and the acquired business and corresponding goodwill are included in our Canadian Personal and Commercial Banking (Canadian P&C) reporting segment.
We acquired intangible assets of $151 million and goodwill of $233 million. Customer relationship and software intangible assets are amortized to income over 5 to 14 years. The trade name intangible asset has an indefinite life and is not amortized to income. A portion of the goodwill related to this acquisition is deductible for tax purposes.
The fair values of the assets acquired and liabilities assumed at the d ate
of acquisition are as follows:

(Canadian $ in millions)	June 1, 2023
Securities	$ 668
Goodwill and intangible assets	384
Other assets	141
Total assets	1,193
Deferred revenue (1)	916
Other liabilities	64
Total liabilities	980
Purchase price	$ 213

(1)	Deferred revenue reflects our obligation to fulfill the redemption of miles that were outstanding at the acquisition date and is included in other liabilities in our Consolidated Balance Sheet.
The purchase price allocation for AIR MILES has been completed.

170	BMO Financial Group 207th Annual Report 2024

Bank of the West
On February 1, 2023, we completed the acquisition of Bank of the West, including its subsidiaries, from BNP Paribas for a cash purchase price of US$13.8 billion (CAD$18.4 billion). Bank of the West provides a broad range of banking products and services primarily in the Western and Midwestern regions of the United States. The merger enables BMO’s market extension in Bank of the West’s primary markets, including California, and accelerates BMO’s commercial banking expansion. The acquisition has been reflected in our results as a business combination, primarily in the U.S. Personal and Commercial Banking (U.S. P&C) and BMO WM reporting segments.
As part of the acquisition, we acquired a 51% interest in Bank of the West’s subsidiary, CLAAS Financial Services, LLC, which provides lease and loan financing to commercial entities acquiring agricultural equipment.
We control this LLC and its results are included in our consolidated financial statements. We have recorded the ownership interests of the other partners in CLAAS Financial Services, LLC as non-controlling
interest in subsidiaries in our Consolidated Balance Sheet.
We acquired intangible assets of $2,883 million and goodwill of $10,582 million. Core-deposit and customer relationship intangible assets are being amortized to income over the period during which we believe the assets will benefit us, on an accelerated basis, over a period not to exceed 15 years. Goodwill consists l arge
ly of the synergy and economies of scale expected from the combined operations of BMO and Bank of the West. Goodwill related to this acquisition is not deductible for tax purposes.
We recorded the assets acquired and liabilities assumed at fair value as at the date of acquisition, as shown in the table below.

(Canadian $ in millions)	February 1, 2023
Purchase consideration	$18,382
Impact of forward contracts (1)	(269)
Net purchase consideration	18,113
Fair value of identifiable assets acquired
Securities	28,437
Loans
Residential mortgages	11,912
Consumer instalment and other personal	20,268
Credit cards	885
Business and government	43,418
Total loans	76,483
Other assets (2)	9,152
Intangible assets	2,883
Total fair value of identifiable assets acquired	116,955
Fair value of identifiable liabilities assumed
Deposits	91,711
Other liabilities (2)	17,697
Total fair value of identifiable liabilities assumed	109,408
Non-controlling interest	16
Goodwill	10,582
Net purchase consideration	$18,113

(1)
To mitigate changes in the Canadian dollar equivalent of the purchase price between our announcement of the acquisition and its closing, we entered into forward contracts, which qualified for hedge accounting. Changes in the fair value of these forward contracts of $
269
million
(after-tax)
were
accounted for as a reduction of the Canadian dollar equivalent of the purchase price.

(2)	The net deferred tax asset recorded in the opening balance sheet was $ 1,273 million.
The purchase price allocation for Bank of the West has been completed.
The accounting for purchased loans, including the initial PCL, is discussed in Note 4.
In 2023, Bank of the West contributed revenue of $3,143 million and net income of $361 million to our consolidated results. Net income of $361 million excludes the initial PCL of $705 million ($517 million after-tax)
and integration and acquisition-related costs of $1,792 million ($1,342 million after-tax).
If we assume the acquisition had occurred on November 1, 2022 and the same fair values were applied, we estimate that our combined consolidated 2023 revenue and net income would have been $32 billion and $4.5 billion, respectively.
Impact of Fair Value Management Actions
The fair value of fixed rate loans, securities and deposits is largely dependent on interest rates. As interest rates increased between our announcement of the acquisition and close, the fair value of the acquired fixed rate instruments (in particular loans, securities and deposits) decreased, resulting in goodwill on closing that was higher than our estimates on the announcement date. Conversely, the fair value of floating rate assets (liabilities) and non-maturity
deposits approximated par. Changes in goodwill relative to our original assumptions announced on December 20, 2021 impacted capital ratios on close because goodwill is treated as a deduction from capital under OSFI Basel III rules.
Upon announcement of the agreement to acquire Bank of the West, we entered into pay fixed/receive float interest rate swaps and purchased a portfolio of matched duration U.S. Treasuries and other balance sheet instruments to economically hedge the impact of changes in interest rates on our capital ratios at close. We recorded net interest income and mark-to-market
gains of $5.7 billion on these instruments in interest income and non-interest
revenue between December 20, 2021 and February 1, 2023, at which time the interest rate swaps were neutralized. The gains provided additional capital to offset the impact of higher goodwill on close.
On close, we placed the majority of these U.S. Treasuries and other balance sheet instruments, which were in an unrealized loss position, in fair value hedge relationships with new pay fixed/receive float interest rate swaps. The fair value hedges, coupled with other actions taken to manage our interest rate risk profile to its target position, crystallized a $5.7 billion loss on these instruments, which will be recognized as a reduction in interest income over their remaining life through accounting for the new fair value hedges.

BMO Financial Group 207th Annual Report 2024	171

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The fair values of the loans, securities and deposits we acquired were below par. This discount will accrete to interest income in our Consolidated Statement of Income over the remaining terms of these instruments. More information on the purchased loans is included in Note 4.
Leasing Solutions Canada Inc.
On February 1, 2023, we acquired Leasing Solutions Canada Inc. from BNP Paribas. The acquisition was reflected in our results beginning in the second quarter of 2023 as a business combination, in the Canadian P&C reporting segment
,
and was not material to the bank.
Radicle Group Inc.
On December 1, 2022, we completed the acquisition of Radicle Group Inc. (Radicle), a Calgary-based leader in sustainability advisory services and solutions, and technology-driven emissions measurement and management, for 1.2 million BMO common shares with a total value of $153 million plus cash consideration of $42 million. The acquisition was accounted for as a business combination, and the acquired business and corresponding goodwill are included in our BMO CM reporting segment.
We acquired intangible assets of $60 million and goodwill of $85 million. The intangible assets are being amortized over 3 to 15 years. Goodwill related to this acquisition is not deductible for tax purposes.
The fair values of the assets acquired and liabilities assumed at the date of acquisition were as follows:

(Canadian $ in millions)	December 1, 2022
Goodwill and intangible assets	$145
Other assets	85
Total assets	230
Liabilities	35
Purchase price	$195

The	purchase price allocation for Radicle has been completed.

Note 11: Goodwill and Intangible Assets
Goodwill
When we complete an acquisition, we allocate the purchase price to the assets acquired, including identifiable intangible assets, and the liabilities assumed. Any portion of the consideration transferred that is in excess of the fair value of those net assets is considered to be goodwill. Goodwill is not amortized and is instead tested for impairment annually.
In performing the impairment test, we utilize fair value less costs to sell for each group of CGUs based on discounted cash flow projections
. Cash flows were projected for the first 10 years based on actual operating results, expected future business performance and past experience. Beyond 10 years, cash flows were assumed to grow at perpetual annual rates of up to
2.0% (2.0% in 2023). The discount rates we applied in determining the recoverable amounts in 2024 ranged from 9.8% to 10.8% (8.9% to 11.4% in 2023) and were based on our estimate of the cost of capital for each CGU. The cost of capital for each CGU was estimated using the Capital Asset Pricing Model, based on the historical betas of publicly traded peer companies that are comparable to the CGU. We use significant judgment to determine inputs to the discounted cash flow model, which is most sensitive to changes in future cash flows, discount rates and terminal growth rates applied to cash flows beyond the forecast period. The fair value measurement for the cash flow model is categorized as Level 3 as the inputs are not observable in the market.
The key assumptions described above may change as market and economic conditions change. However, we estimate that reasonably possible changes in these assumptions are not expected to cause the recoverable amounts of our CGUs to decline below their carrying amounts
.
A continuity of our goodwill by group of CGUs for the years ended O ctobe
r 31, 2024 and 2023 is as follows:

(Canadian $ in millions)		Personal and Commercial Banking			BMO Wealth Management		BMO Capital Markets	Total
	Canadian P&C	U.S. P&C	Total	Wealth and Asset Management	Insurance	Total
Balance at October 31, 2022	$97	$3,929	$4,026	$822	$2	$824	$435	$5,285
Acquisitions (1)	233	10,345	10,578	237	–	237	85	10,900
Foreign exchange and other	–	515	515	20	–	20	8	543
Balance at October 31, 2023	330	14,789	15,119	1,079	2	1,081	528	16,728
Foreign exchange and other	–	43	43	2	–	2	1	46
Balance at October 31, 2024	$330	$14,832	$15,162	$1,081	$2	$1,083	$529	$16,774

(1)	Refer to Note 10 for further information.
Intangible Assets
Intangible assets related to our acquisitions are initially recorded at fair value at the acquisition date and subsequently at cost less accumulated amortization. Software is recorded at cost less accumulated amortization. Amortization expense is recorded in amortization of intangible assets in our Consolidated Statement of Income.

172	BMO Financial Group 207th Annual Report 2024

The total cost and associated accumulated amortization of our intangible assets are set out below:

(Canadian $ in millions)	Customer relationships	Core deposits	Software – amortizing		Software under development	Other	Total
Cost
Balance at October 31, 2022	$521	$978	$6,237		$259	$322	$8,317
Additions	–	–	58		739	33	830
Acquisitions (1)	311	2,453	103		–	227	3,094
Transfers	–	–	672		(672)	–	–
Fully amortized intangibles	–	–	(29)		–	(21)	(50)
Foreign exchange and other	18	122	30		(2)	11	179
Balance at October 31, 2023	850	3,553	7,071	(2)	324	572	12,370
Additions	–	–	22		782	48	852
Transfers	–	–	688		(688)	–	–
Fully amortized intangibles	–	–	(1,696)		–	(33)	(1,729)
Foreign exchange and other	2	10	11		(1)	1	23
Balance at October 31, 2024	$852	$3,563	$6,096	(2)	$417	$588	$11,516
Accumulated Amortization
Balance at October 31, 2022	$435	$978	$4,422		$–	$289	$6,124
Amortization	44	291	646		–	27	1,008
Write-downs	–	–	9		–	–	9
Fully amortized intangibles	–	–	(29)		–	(21)	(50)
Foreign exchange and other	8	26	25		–	4	63
Balance at October 31, 2023	487	1,295	5,073	(2)	–	299	7,154
Amortization	62	342	676		–	32	1,112
Write-downs	4	–	22		–	–	26
Fully amortized intangibles	–	–	(1,696)		–	(33)	(1,729)
Foreign exchange and other	3	10	15		–	–	28
Balance at October 31, 2024	$556	$1,647	$4,090	(2)	$–	$298	$6,591
Net Carrying Value
Balance at October 31, 2024	$296	$1,916	$2,006		$417	$290	$4,925
Balance at October 31, 2023	363	2,258	1,998		324	273	5,216

(1)	Refer to Note 10 for further information.
(2)
Includes internally generated software of $5,466 million in cost and $3,653 million in accumulated amortization as at October 31, 2024 ($6,172 million in cost and $4,420 million in accumulated amortization as at October 31, 2023).

Intangible assets are amortized to income over the period during which we believe the assets will benefit us, on either a straight-line or an accelerated basis, over a period not to exceed 15 years. We have $228 million as at October 31, 2024 ($227 million as at October 31, 2023)
of
intangible assets with indefinite lives that relate primarily to card processing and trade name contracts.
The useful lives of intangible assets are reviewed annually for any changes in circumstances. We test definite-life intangible assets for impairment when events or changes in circumstances indicate that their carrying value may not be recoverable. Indefinite-life intangible assets are tested annually for impairment. If any intangible assets are determined to be impaired, we write them down to their recoverable amount, the higher of value in use and fair value less costs to sell.

Note 12: Other Assets
Customers’ Liability Under Acceptances
Acceptances represent a form of negotiable short-term debt issued by our customers, which we guarantee for a fee. The fees earned are recorded in non-interest
revenue, lending fees, in our Consolidated Statement of Income over the term of the acceptance. The amount potentially due under acceptances is recorded in other liabilities in our Consolidated Balance Sheet. We record the bank’s equivalent claim against our customers in the event of a call on these commitments in other assets in our Consolidated Balance Sheet. Acceptances are no longer offered since CDOR cessation on June 28, 2024.

BMO Financial Group 207th Annual Report 2024	173

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Other
The components of other within other assets are as
follows
:

(Canadian $ in millions)	2024	2023
Accounts receivable, prepaid expenses and other items	$3,832	$5,806
Accrued interest receivable	4,463	4,097
Bank owned life insurance policies	6,350	6,306
Leased vehicles, net of accumulated amortization	67	124
Cash collateral	9,419	9,939
Investments in associates and joint ventures	1,727	1,461
Insurance-related assets (1)	5,748	4,066
Other employee future benefits assets (Note 22)	44	81
Pension asset (Note 22)	1,252	1,225
Precious metals (2)	9,485	4,701
Total	$42,387	$37,806

(1)
Includes $1,363 million of investment properties ($1,326 million as at October 31, 2023) carried at fair value. These investment properties support our insurance contract liabilities. The fair value is determined by external independent property valuers and categorized as Level 3 (refer to Note 18 for further information on fair value levels) using models with unobservable market inputs.

(2)
Precious metals are recorded at fair value based on quoted prices in active markets.
 Changes in fair value
are
recorded in our Consolidated Statement of Income in non-interest revenue, trading revenues (losses).

Certain comparative figures have been reclassified for changes in accounting policy (Note 1).
Investments in Associates and Joint Ventures
Investments in associates and joint ventures are accounted for using the equity method of accounting. Investments in associates are those in which we exert significant influence over operating and financing decisions, generally companies in which we own between
 20% and 50% of the voting shares. Investments in joint ventures are those in which we have joint control. Our share of the net income or loss, including any impairment losses, is recorded in our Consolidated Statement of Income in non-interest
revenue, share of profit in associates and joint ventures. Any other comprehensive income amounts are reflected in the relevant sections of our Consolidated Statement of Comprehensive Income.

Note 13: Deposits

	Payable on demand
(Canadian $ in millions)	Interest bearing	Non-interest bearing	Payable after notice (1)	Payable on a fixed date (2) (3)	2024	2023
Amortized cost deposits by:
Banks (4)	$4,302	$1,945	$1,584	$24,715	$32,546	$29,080
Business and government	70,630	41,740	209,747	252,902	575,019	548,068
Individuals	3,567	34,675	140,742	141,783	320,767	297,886
Total amortized cost deposits	78,499	78,360	352,073	419,400	928,332	875,034
Deposits at FVTPL	–	–	–	54,108	54,108	35,845
Total (5)	$78,499	$78,360	$352,073	$473,508	$982,440	$910,879
Booked in:
Canada	$66,676	$66,417	$148,164	$336,884	$618,141	$564,412
United States	11,753	11,942	201,844	88,527	314,066	301,064
Other countries	70	1	2,065	48,097	50,233	45,403
Total	$78,499	$78,360	$352,073	$473,508	$982,440	$910,879

(1)	Includes $44,617 million of non-interest bearing deposits as at October 31, 2024 ($49,515 million as at October 31, 2023).
(2)
Includes $65,986 million of senior unsecured debt as at October 31, 2024 subject to the Bank Recapitalization
(Bail-In)
regime ($63,925 million as at October 31, 2023). The
Bail-In
regime provides certain statutory powers to the Canada Deposit Insurance Corporation, including the ability to convert specified eligible shares and liabilities into common shares if the bank becomes non-viable.

(3)	We have unencumbered liquid assets of $396,338 million as at October 31, 2024 to support these and other deposit liabilities ($360,213 million as at October 31, 2023).
(4)	Includes regulated and central banks.
(5)
Included in deposits as at October 31, 2024 and 2023 are $521,160 million and $492,404 million, respectively, of deposits denominated in U.S. dollars, and $54,397 million and $55,705 million, respectively, of deposits denominated in other foreign currencies.

Certain comparative figures have been reclassified for changes in accounting policy (Note 1).
Deposits are measured at amortized cost, except structured notes, money mar ket d
eposits, and metals deposits, which are measured at FVTPL. Deposits payable on demand are comprised primarily of our customers’ chequing accounts, on some of which we pay interest. Our customers need not notify us prior to withdrawing money from their chequing accounts. Deposits payable after notice are comprised primarily of our customers’ savings accounts, on which we pay interest. Deposits payable on a fixed date comprise
:
•
Various investment instruments purchased by our customers to earn interest over a fixed period, such as retail and small business term deposits, wholesale funding and guaranteed investment certificates. Deposits totalling $29,136 million as at October 31, 2024 ($30,852 million as at October 31, 2023) can be redeemed early, either fully or partially, by customers without penalty. These are classified as payable on a fixed date, based on their remaining contractual maturities.

•	Commercial paper, which totalled $51,500 million as at October 31, 2024 ($52,884 million as at October 31, 2023).
•	Covered bonds, which totalled $26,957 million as at October 31, 2024 ($28,400 million as at October 31, 2023).

174	BMO Financial Group 207th Annual Report 2024

The following table presents deposits payable on a fixed date and greater than one hundred thousand dollars:

(Canadian $ in millions)	Canada	United States	Other	Total
As at October 31, 2024	$285,555	$77,313	$48,086	$410,954
As at October 31, 2023	269,262	73,226	43,106	385,594
The following table presents the maturity schedule for deposits payable on a fixed date and greater than one hundred thousand dollars, that are booked in Canada:

(Canadian $ in millions)	Less than 3 months	3 to 6 months	6 to 12 months	Over 12 months	Total
As at October 31, 2024	$63,442	$33,704	$62,674	$125,735	$285,555
As at October 31, 2023	55,070	38,509	61,370	114,313	269,262
Deposits Designated at FVTPL

Our deposits designated at FVTPL include structured note liabilities, money market and metals deposits. This designation aligns the accounting result with the way the portfolio is managed. We also include the value of embedded options related to certain structured deposits which are carried at amortized cost. The change in fair value of these deposits is recorded in non-interest
revenue, trading revenues (losses), in our Consolidated Statement of Income, with the changes in fair value due to own credit risk recognized in other comprehensive income. The impact of changes in our own credit risk is measured based on movements in our own credit spread year over year.

(Canadian $ in millions)	Fair value	Notional amount due at contractual maturity	Difference between fair value and amount due at contractual maturity	Change in fair value - gains (losses) recorded in the Consolidated Statement of Income (1)	Change in fair value - (losses) due to own credit risk recorded in OCI (before tax)	Cumulative change in fair value - gains due to own credit risk recognized in AOCI (before tax)

As at October 31, 2024	$54,108	$56,300	$(2,192)	$(4,815)	$(841)	$24
As at October 31, 2023	35,845	42,973	(7,128)	1,692	(379)	865

(1)	Change in fair value may be offset by related change in fair value on hedge contracts.

Note 14: Other Liabilities
Acceptances
Acceptances represent a form of negotiable short-term debt that is issued by our customers, which we guarantee for a fee. The fees earned are recorded in non-interest
revenue, lending fees, in our Consolidated Statement of Income over the term of the acceptance. The amount potentially due under acceptances is recorded in other liabilities in our Consolidated Balance Sheet. We record the bank’s equivalent claim against our customers in the event of a call on these commitments in other assets in our Consolidated Balance Sheet. Acceptances are no longer offered since CDOR cessation on June 28, 2024.
Securities Sold But Not Yet Purchased
Securities sold but not yet purchased represent our obligations to deliver securities that we did not own at the time of sale. These obligations are recorded at their fair value. Adjustments to fair value as at the balance sheet date and gains and losses on the settlement of these obligations are recorded in non-interest
revenue, trading revenues (losses), in our Consolidated Statement of Income.
Securities Lending and Borrowing
Securities lending and borrowing transactions are generally collateralized by securities or cash. Cash advanced or received as collateral is recorded in securities borrowed or purchased under resale agreements, or in other liabilities, securities lent or sold under repurchase agreements, respectively, in our Consolidated Balance Sheet. Interest earned on cash collateral is recorded in interest, dividend and fee income, in our Consolidated Statement of Income, and interest expense on cash collateral is recorded in interest expense, securities sold but not yet purchased and securities lent or sold under repurchase agreements, in our Consolidated Statement of Income. The transfer of the securities to counterparties is only reflected in our Consolidated Balance Sheet if the risks and rewards of ownership have also been transferred. Securities borrowed are not recognized in our Consolidated Balance Sheet unless they are then sold to third parties, in which case the obligation to return the securities is recorded at fair value in securities sold but not yet purchased, with any gains or losses recorded in non-interest
revenue, trading revenues (losses), in our Consolidated Statement of Income.
Securitization and Structured Entities’ Liabilities
Securitization and structured entities’ liabilities include notes issued by our consolidated bank securitization vehicles and liabilities associated with the securitization of our Canadian mortgage loans as part of the Canada Mortgage Bond program, the NHA MBS program and our own programs. Additional information on our securitization programs and associated liabilities is provided in Notes 6 and 7. These liabilities are initially measured at fair value plus any directly attributable costs and are subsequently measured at amortized cost. The interest expense related to these liabilities is recorded in interest expense, other liabilities, in our Consolidated Statement of Income.

BMO Financial Group 207th Annual Report 2024	175

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Other
The components of other within other liabilities are as
follows
:

(Canadian $ in millions)	2024	2023
Accounts payable, accrued expenses and other items	$11,311	$11,999
Accrued interest payable	6,468	5,299
ACL on off-balance sheet items	580	460
Cash collateral	6,414	6,406
Credit card loyalty rewards	1,465	1,432
Current tax liabilities	470	44
Deferred tax liabilities (Note 23)	1	16
Lease liabilities	3,326	3,506
Liabilities of subsidiaries	5,633	18,120
Other employee future benefits liability (Note 22)	863	823
Pension liability (Note 22)	189	179
Total	$36,720	$48,284
Certain comparative figures have been reclassified for changes in accounting policy (Note 1).
Credit Card Loyalty Rewards
We earn interchange fees on our proprietary cards and fees on our AIR MILES business. We defer the fees related to our obligation to fulfill redemption of rewards/miles and record them in other liabilities, other, in our Consolidated Balance Sheet. We recognize these fees in non-interest
revenue in our Consolidated Statement of Income when the rewards/miles are redeemed.
Lease Liabilities
When we enter into leases we record lease liabilities representing the present value of future lease payments over the lease term. Interest expense recorded on lease liabilities for the year ended October 31, 2024 was $110 million ($92 million in 2023). Total cash outflow for lease liabilities for the year ended October 31, 2024 was $455 million ($435 million in 2023). Variable lease payments (for example maintenance, utilities and property taxes) not included in the measurement of lease liabilities for the year ended October 31, 2024 were $258 million ($218 million in 2023).
The maturity profile of our undiscounted lease liabilities is $407 million for 2025, $437 million for 2026, $423 million for 2027, $395 million for 2028
,
$371
million
for 2029 and $1,868 million for 2030 and thereafter.

Note 15: Insurance
Insurance Results
Insurance results are presented in
non-interest
revenue, insurance service results and
non-interest
revenue, insurance investment results, in our Consolidated Statement of Income. Insurance service results include insurance revenue, insurance service expenses and reinsurance results. Insurance investment results include net returns on insurance-related assets and the impact of the change in discount rates and financial assumptions on insurance co nt
ract liabilities. As of November 1, 2023, we no longer reported insurance claims, commissions and changes in policy benefit liabilities as a result of the adoption of IFRS 17.
Insurance service results in our Consolidated Statement of Income are as follows:

(Canadian $ in millions)	2024	2023
Insurance revenue	$1,767	$1,587
Insurance service expenses	(1,330)	(1,080)
Net expenses from reinsurance contracts	(97)	(118)
Insurance service results	$340	$389
Insurance investment results in our Consolidated Statement of Income are as follows:

(Canadian $ in millions)	2024	2023
Investment return	$2,320	$285
Insurance finance (expense) from insurance and reinsurance contracts held	(2,098)	(127)
Movement in investment contract liabilities	(117)	13
Insurance investment results	$105	$171

176	BMO Financial Group 207th Annual Report 2024

Insurance Contract Liabilities
We are engaged in insurance businesses related to life insurance and annuities, which include pension risk, accident and sickness, creditor insurance and reinsurance. Insurance contract liabilities represent groups of contracts with similar risks, written in the same fiscal year and with similar expected profitability. These groups of contracts are measured based on our estimates of the present value of cash flows that are expected to arise as we fulfill the contracts, an explicit risk adjustment for non-financial
risk and a CSM. Refer to Note 1 for additional details on our policy for insurance contract liability accounting.
Insurance contract liabilities by remaining coverage and incurred claims comprise
the following:

(Canadian $ in millions)			2024			2023
	Liabilities for remaining coverage	Liabilities for incurred claims	Total	Liabilities for remaining coverage	Liabilities for incurred claims	Total
Insurance contract liabilities, beginning of year	$13,114	$235	$13,349	$11,850	$267	$12,117
Insurance service results	(1,448)	1,101	(347)	(1,403)	979	(424)
Net finance expenses from insurance contracts	2,206	–	2,206	179	–	179
Total cash flows	3,176	(1,136)	2,040	2,488	(1,013)	1,475
Other changes in the net carrying amount of the insurance contract	(1)	1	–	–	2	2
Insurance contract liabilities, end of year (1)	$17,047	$201	$17,248	$13,114	$235	$13,349

(1)	The liabilities for incurred claims relating to insurance contracts in our creditor and reinsurance business were $115 million as at October 31, 2024 and $131 million as at October 31, 2023.
CSM from contracts issued for the year ended October 31, 2024 was $107 million ($73 million in 2023). Total CSM as at October 31, 2024 was $1,550 million ($1,689 million as at October 31, 2023).
This excludes the impact of any reinsurance held, which is not significant to the bank. Onerous contract losses for the years ended October 31, 2024 and 2023 were not material.
We use the following rates to discount fulfilment cash flows of our insurance contracts, which are based on a risk-free yield adjusted for an illiquidity premium that reflects the liquidity characteristics of the liabilities:

Portfolio duration:	2024	2023
1 year	4.16%	6.10%
3 years	4.17%	5.83%
5 years	4.35%	5.69%
10 years	4.82%	5.82%
20 years	5.15%	5.85%
30 years	4.98%	5.81%
Ultimate	5.00%	5.00%
Investment Contract Liabilities
Investment contracts include products that do not involve the transfer of significant insurance risk, either at inception or during the life of the investment contract. These products are limited to certain structured settlements and term annuities that provide income for a specified period of time. We designate the obligations related to certain investment contracts in our insurance businesses at FVTPL, which eliminates a measurement inconsistency that would otherwise arise from measuring the investment contract liabilities and offsetting changes in the fair value of the investments supporting them on a different basis. The change in fair value of these investment contract liabilities is recorded in non-interest
revenue, insurance investment results, in our Consolidated Statement of Income, with the exception of changes in our own credit risk recognized in other comprehensive income. The impact of changes in our own credit risk is measured based on movements in our own credit spread year over year. Changes in the fair value of investments backing these investment contract liabilities are recorded in non-interest
revenue, insurance investment
results
, in our Consolidated Statement of Income. We also carry certain investment contract liabilities at amortized cost. These totalled
$147 million at
October
31, 2024 ($nil
million
at October 31, 2023).
The following table presents the fair value and changes in fair value in our investment contract liabilities measured at FVTPL:

(Canadian $ in millions)	Fair value	Notional amount due at contractual maturity	Difference between fair value and amount due at contractual maturity	Change in fair value - gains (losses) recorded in the Consolidated Statement of Income	Change in fair value - (losses) due to own credit risk recorded in OCI (before tax)	Cumulative change in fair value - gains (losses) due to own credit risk recognized in AOCI (before tax)
As at October 31, 2024	$796	$1,336	$(540)	$(86)	$ (34)	$(26)
As at October 31, 2023	708	1,397	(689)	42	(15)	8
In addition to the insurance contract and investment contract liabilities noted above, we have recorded $579 million as at October 31, 2024 ($401 million as at October 31, 2023) in insurance-related liabilities in our Consolidated Balance Sheet, primarily made up of reinsurance contract liabilities.

BMO Financial Group 207th Annual Report 2024	177

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16: Subordinated Debt
Subordinated debt represents our direct unsecured obligations to our debt holders, in the form of notes and debentures, and forms part of our regulatory capital. Subordinated debt is recorded at amortized cost using the effective interest rate method. Where appropriate, we enter into fair value hedges to hedge the risks caused by changes in interest rates (refer to Note 8). The rights of the holders of our notes and debentures are subordinate to the claims of depositors and certain other creditors. We require approval from OSFI before we can redeem any part of our subordinated debt.
The face values, terms to maturity and carrying values of our subordinated debt are as follows:

(Canadian $ in millions, except as noted)	Face value	Maturity date	Interest rate (%)	Reset premium (%)		Redeemable at our option (2)		2024 Total	2023 Total
Debentures Series 20	$ 150	December 2025 to 2040	8.25	na		Not redeemable		$147	$147
3.803% Subordinated Notes due 2032 (1)	US$1,250	December 2032	3.80	1.43	(3)	December 2027		1,602	1,510
Series J Medium-Term Notes, First Tranche (1)	$1,000	September 2029	2.88	na	(4)	September 2024	(5)	–	999
Series J Medium-Term Notes, Second Tranche (1)	$1,250	June 2030	2.08	na	(4)	June 2025		1,237	1,248
Series K Medium-Term Notes, First Tranche (1)	$1,000	July 2031	1.93	na	(4)	July 2026		992	988
3.088% Subordinated Notes due 2037 (1)	US$1,250	January 2037	3.09	1.40	(6)	January 2032		1,466	1,439
Series L Medium-Term Notes, First Tranche (1)	$ 750	October 2032	6.53	2.70	(7)	October 2027		732	749
Series M Medium-Term Notes, First Tranche (1)	$1,150	September 2033	6.03	2.02	(7)	September 2028		1,202	1,148
Series M Medium-Term Notes, Second Tranche (1)	$1,000	July 2034	4.98	1.63	(7)	July 2029	(8)	999	–
Total (9)								$8,377	$8,228

(1)
These notes include a NVCC provision, which is necessary for notes issued after a certain date to qualify as regulatory capital under Basel III. As such, they are convertible into a variable number of our common shares if OSFI announces that the bank is, or is about to become, non-viable
or if a federal or provincial government in Canada publicly announces that the bank has accepted or agreed to accept a capital injection, or equivalent support, to avoid non-viability.
In such an event, each note is convertible into common shares pursuant to an automatic conversion formula with a multiplier and a conversion price based on the greater of: (i) a floor price of $5.00 and (ii) the current market price of our common shares based on the volume weighted-average trading price of our common shares on the TSX. The number of common shares issued is determined by dividing the par value of the note (including accrued and unpaid interest on such note) by the conversion price and then applying the multiplier.

(2)	Redeemable at par with accrued and unpaid interest to and excluding the redemption date.
(3)	Interest rate will reset at a rate equal to the 5-year mid-swap rate plus the reset premium noted.
(4)	Interest rate will reset at a rate determined in accordance with the terms and conditions of the applicable subordinated notes.
(5)
All $1,000 million 2.88% Series J Medium-Term Notes (NVCC
),
First Tranche were redeemed on September 17, 2024 for 100% of the principal amount, plus accrued interest to, but excluding, the redemption date.

(6)	Interest rate will reset at a rate equal to the 5-year U.S. treasury bill rate plus the reset premium noted.
(7)	Interest rate will reset at a rate equal to the Canadian Overnight Repo Rate Average (CORRA) plus the reset premium noted.
(8)
On July 3, 2024, we issued $1,000 million of unsecured subordinated debt through our Canadian Medium-Term Note program. These notes are redeemable at par on July 3, 2029 together with accrued and unpaid interest to, but excluding, the redemption date.

(9)
Certain amounts of subordinated debt were issued at a premium or discount and include fair value hedge adjustments, which together decreased their carrying value as at October 31, 2024 by $400 million (decreased by $539 million in 2023). Refer to Note 8 for further details on hedge adjustments. The carrying value is also adjusted for our subordinated debt holdings, held for market-making purposes.

na – not applicable
The aggregate remaining maturities of our subordinated debt, based on
the maturity dates under the terms of issue, can be found in the blue-tinted font in the Contractual Maturities of Assets and Liabilities and
Off-Balance
Sheet Commitments section of our Management’s Discussion and Analysis.

178	BMO Financial Group 207th Annual Report 2024

Note 17: Equity
Preferred and Common Shares Outstanding and Other Equity
Instruments

(Canadian $ in millions, except as noted)	2024			2023
	Number of shares	Amount	Dividends declared per share	Number of shares	Amount	Dividends declared per share
Preferred Shares – Classified as Equity
Class B – Series 27 (1)	–	$–	$0.48	20,000,000	$500	$0.96
Class B – Series 29 (2)	–	–	0.68	16,000,000	400	0.91
Class B – Series 31 (3)	12,000,000	300	0.96	12,000,000	300	0.96
Class B – Series 33	8,000,000	200	0.76	8,000,000	200	0.76
Class B – Series 44	16,000,000	400	1.70	16,000,000	400	1.21
Class B – Series 46 (1)	–	–	0.64	14,000,000	350	1.28
Class B – Series 50	500,000	500	73.73	500,000	500	73.73
Class B – Series 52	650,000	650	70.57	650,000	650	57.52
Preferred Shares – Classified as Equity		$2,050			$3,300
Other Equity Instruments
4.800% Additional Tier 1 Capital Notes (AT1 Notes)		$658			$658
4.300% Series 1 LRCNs		1,250			1,250
5.625% Series 2 LRCNs		750			750
7.325% Series 3 LRCNs		1,000			1,000
7.700% Series 4 LRCNs (4)		1,356			–
7.300% Series 5 LRCNs (5)		1,023			–
Other Equity Instruments		$6,037			$3,658
Preferred Shares and Other Equity Instruments		$8,087			$6,958
Common Shares
Balance at beginning of year	720,909,161	$22,941		677,106,878	$17,744
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	7,790,724	905		13,482,314	1,609
Issued under the Stock Option Plan and other stock-based compensation plans (Note 21)	811,652	74		724,853	61
Treasury shares sold	18,339	1		101,178	14
Issued to align capital position with increased regulatory requirements as announced by OSFI	–	–		28,331,227	3,360
Issued for acquisitions (Note 10)	–	–		1,162,711	153
Balance at End of Year (6)	729,529,876	$23,921	$6.12	720,909,161	$22,941	$5.80

(1)	Series 27 and Series 46 were redeemed and final dividends were paid on May 25, 2024.
(2)	Series 29 was redeemed and final dividends were paid on August 25, 2024.
(3)	Series 31 was redeemed and final dividends were paid on November 25, 2024.
(4)	On March 8, 2024, we issued Series 4 LRCNs for US$1,000 million.
(5)	On July 17, 2024, we issued Series 5 LRCNs for US$750 million.
(6)	Common shares are net of 55,172 treasury shares as at October 31, 2024 (73,511 treasury shares as at October 31, 2023).
Preferred Share Rights and Privileges

(Canadian $, except as noted)
	Redemption amount	Non-cumulative dividend (1)		Reset premium	Date redeemable / convertible		Convertible to
Class B – Series 31	25.00	$ 0.240688	(2)	2.22%	November 25, 2024	(3)	Class B – Series 32
Class B – Series 33	25.00	$ 0.190875	(2)	2.71%	August 25, 2025	(4) (5)	Class B – Series 34	(6) (7)
Class B – Series 44	25.00	$ 0.426000	(2)	2.68%	November 25, 2028	(4) (5)	Class B – Series 45	(6) (7)
Class B – Series 50	1,000.00	$36.865000	(2)	4.25%	November 26, 2027	(4)	Not convertible	(7)
Class B – Series 52	1,000.00	$35.285000	(2)	4.25%	May 26, 2028	(4)	Not convertible	(7)

(1)	Non-cumulative dividends are payable quarterly as and when declared by the Board of Directors, except for Class B – Series 50 and 52 preferred shares, which are payable semi-annually.
(2)
The dividend rate will reset on the date redeemable and every five years thereafter at a rate equal to the
5-year
Government of Canada bond yield plus the reset premium noted. If converted to a floating rate series, the rate will be set as, and when declared, at the
3-month
Government of Canada treasury bill yield plus the reset premium noted.

(3)	Series 31 was redeemed and final dividends were paid on November 25, 2024.
(4)	Redeemable on the date noted and every five years thereafter.
(5)	Convertible on the date noted and every five years thereafter if not redeemed. If converted, the shares will become floating rate preferred shares.
(6)	If converted, the holders have the option to convert back to the original preferred shares on subsequent redemption dates.
(7)
The shares issued include a NVCC provision, which is necessary for the shares to qualify as regulatory capital under Basel III. Refer to the
Non-Viability
Contingent Capital paragraph below for details.

On November 25, 2024, we redeemed all of our outstanding 12 million
Non-Cumulative
5-year
Rate Reset Class B Preferred Shares, Series 31 (NVCC) for an aggregate total of $300 million. On August 25, 2024, we redeemed all of our outstanding 16 million
Non-Cumulative
5-year
Rate Reset Class B Preferred Shares, Series 29 (NVCC) for an aggregate total of $400 million. On May 25, 2024, we redeemed all of our outstanding 20 million
Non-Cumulative
5-year
Rate Reset Class B Preferred Shares, Series 27 (NVCC) for an aggregate total of $
500
 million
, and
also redeemed all of our outstanding 14 million
Non-Cumulative
5-year
Rate Reset Class B Preferred Shares, Series 46 (NVCC) for an aggregate total of $350 million.

BMO Financial Group 207th Annual Report 2024	179

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On October 19, 2023, we announced that we did not intend to exercise our right to redeem the outstanding
Non-Cumulative
5-Year
Rate Reset Class B Preferred Shares, Series 44 (Preferred Shares Series 44) on November 25, 2023. As a result, subject to certain conditions, the holders of Preferred Shares Series 44 had the right, at their option, by November 10, 2023 to convert any or all of their Preferred Shares Series 44 on a one-for-one
basis into
Non-Cumulative
Floating Rate Class B Preferred Shares, Series 45 (Preferred Shares Series 45). During the conversion period, which ran from October 25, 2023 to November 10, 2023, 93,870 Preferred Shares Series 44 were tendered for conversion into Preferred Shares Series 45, which is less than the minimum 1,000,000 required to give effect to the conversion, as described in the Preferred Shares Series 44 prospectus supplement dated September 10, 2018. As a result, no Preferred Shares Series 45 were issued and the holders of Preferred Shares Series 44 retained their shares. The dividend rate for the Preferred Shares Series 44 for the five-year period commencing November 25, 2023 to, but excluding, November 25, 2028 is
6.816%.
Other Equity Instruments
On July 17, 2024, we issued
US
$750 million 7.300% LRCNs, Series 5. On March 8, 2024, we issued US$1,000 million 7.700% LRCNs, Series 4. Together with the $1,250 million 4.300% Series 1 LRCNs (NVCC), $750 million 5.625% Series 2 LRCNs (NVCC) and $1,000 million 7.325% Series 3 LRCNs (NVCC), these LRCNs are classified as equity and form part of our Additional Tier 1 Capital. Upon the occurrence of a recourse event, the noteholders will have recourse to assets held in a consolidated trust managed by a third-party trustee. The trust assets currently comprise
 $1,250 million of BMO issued
Non-Cumulative
5-Year
Rate Reset Class B Preferred Shares, Series 48 (NVCC) (Preferred Shares Series 48), $750 million of BMO issued
Non-Cumulative
5-Year
Rate Reset Class B Preferred Shares, Series 49 (NVCC) (Preferred Shares Series 49), $1,000 million of BMO issued
Non-Cumulative
5-Year
Rate Reset Class B Preferred Shares, Series 51 (NVCC) (Preferred Shares Series 51), US$1,000 million of BMO issued
Non-Cumulative
5-Year
Rate Reset Class B Preferred Shares, Series 53 (NVCC) (Preferred Shares Series 53) and US$750 million of BMO issued
Non-Cumulative
5-Year
Rate Reset Class B Preferred Shares, Series 54 (NVCC) issued concurrently with Series 1, Series 2, Series 3, Series 4 and Series 5 LRCNs, respectively. As the Preferred Shares Series 48, Series 49, Series 51, Series 53 and Series 54 eliminate on consolidation, they do not currently form part of our Additional Tier 1 Capital.
The US$500 million 4.800% AT1 Notes (NVCC) are also classified as equity and form part of our Additional Tier 1 Capital.
The AT1 Notes and LRCNs are compound financial instruments that have both equity and liability features. On the date of issuance, we assigned an insignificant value to the liability components of both types of instruments and, as a result, the full amount of proceeds has been classified as equity and forms part of our additional Tier 1 NVCC. Distributions on the AT1 Notes and LRCNs are recognized as a reduction in equity when payable. The AT1 Notes and LRCNs are subordinate to the claims of the depositors and certain other creditors in right of payment. The following table shows the details of our AT1 Notes and LRCNs as at October 31, 2024 and 2023.

(Canadian $ in millions, except as noted)					2024	2023
	Face value	Interest rate (%)	Redeemable at our option	Convertible to	Total	Total
4.800% AT1 Notes	US$ 500	6.709 (1)	February 2025 (2)	Variable number of common shares (3)	$658	$658
4.300% Series 1 LRCNs	$1,250	4.300 (4)	November 2025 (2)	Variable number of common shares (3) (4)	1,250	1,250
5.625% Series 2 LRCNs	$ 750	5.625 (4)	May 2027 (2)	Variable number of common shares (3) (4)	750	750
7.325% Series 3 LRCNs	$1,000	7.325 (4)	November 2027 (2)	Variable number of common shares (3) (4)	1,000	1,000
7.700% Series 4 LRCNs	US$1,000	7.700 (4)	May 2029 (2)	Variable number of common shares (3) (4)	1,356	–
7.300% Series 5 LRCNs	US$ 750	7.300 (4)	November 2034 (2)	Variable number of common shares (3) (4)	1,023	–
Total					$6,037	$3,658

(1)	Non-cumulative interest is payable semi-annually in arrears, at the bank’s discretion. The notes had an initial interest rate of 4.800% and reset on August 25, 2024 to 6.709%.
(2)
The notes are redeemable at a redemption price equal to 100% of the principal amount plus any accrued and unpaid interest, in whole or in part, at our option on any interest payment date on or after the first interest reset date or following certain regulatory or tax events. The bank may, at any time, purchase the notes at any price in the open market.

(3)	The notes issued include a NVCC provision, which is necessary for the notes to qualify as regulatory capital under Basel III. Refer to the Non-Viability Contingent Capital paragraph below for details.
(4)
Non-deferrable
interest is payable semi-annually on the Series 1, Series 2 and Series 3 LRCNs and quarterly on the Series 4 and Series 5 LRCNs, at the bank’s discretion.
Non-payment
of interest will result in a recourse event, with the noteholders’ sole remedy being their proportionate share of trust assets, which comprise our NVCC Preferred Shares Series 48 for Series 1 LRCNs, Preferred Shares Series 49 for Series 2 LRCNs, Preferred Shares Series 51 for Series 3 LRCNs, Preferred Shares Series 53 for Series 4 LRCNs and Preferred Shares Series 54 for Series 5 LRCNs. In such an event, the delivery of the trust assets will represent the full and complete extinguishment of our obligations under the LRCNs. In circumstances under which NVCC, including the Preferred Shares Series 48, Preferred Shares Series 49, Preferred Shares Series 51, Preferred Shares Series 53 and Preferred Shares Series 54 for Series 1, Series 2, Series 3, Series 4 and Series 5 LRCNs, respectively, would be converted into common shares of the bank (as described below), the LRCNs would be redeemed, with the noteholders’ sole remedy being their proportionate share of trust assets, which comprise common shares of the bank received by the trust on conversion.

Authorized Share Capital
We classify financial instruments that we issue as financial liabilities, equity instruments or compound instruments. Financial instruments that will be settled by a variable number of our common shares upon conversion by the holders are classified as liabilities in our Consolidated Balance Sheet. Dividends and interest payments on financial liabilities are classified as interest expense in our Consolidated Statement of Income. Financial instruments are classified as equity instruments when there is no contractual obligation to transfer cash or other financial assets. Issued instruments that are not mandatorily redeemable, or that are not convertible into a variable number of our common shares at the holder’s option, are classified as equity and presented in share capital. Dividend payments on equity instruments are recognized as a reduction in equity.
Common Shares
We are authorized by our shareholders to issue an unlimited number of our common shares, without par value, for unlimited consideration. Our common shares are not redeemable or convertible. Dividends are declared by our Board of Directors at their discretion. Historically, the Board of Directors has declared dividends on a quarterly basis and the amount can vary from quarter to quarter.

Preferred Shares
We are authorized by our shareholders to issue an unlimited number of Class A Preferred Shares and Class B Preferred Shares, without par value, in series, for unlimited consideration. Class B Preferred Shares may be issued in a foreign currency.

180	BMO Financial Group 207th Annual Report 2024

Treasury Shares
When we purchase our common shares as part of our trading business, we record the cost of those shares as a reduction in shareholders’ equity. If those shares are resold at a price higher than their cost, the premium is recorded as an increase in contributed surplus. If those shares are resold at a price below their cost, the discount is recorded as a reduction first to contributed surplus and then to retained earnings for any amount in excess of the total contributed surplus related to treasury shares.
Non-Viability
Contingent Capital
Our preferred shares, AT1 Notes and LRCNs, by virtue of the recourse to the preferred shares held in the consolidated trusts, include
a NVCC provision, which is necessary for them to qualify as regulatory capital under Basel III. As such, they are convertible into a variable number of our common shares if OSFI announces that the bank is, or is about to become, non-viable
or if a federal or provincial government in Canada publicly announces that the bank has accepted, or agreed to accept, a capital injection, or equivalent support, to avoid non-viability.
In such an event, each preferred share or other equity instrument is convertible into common shares pursuant to an automatic conversion formula and a conversion price based on the greater of: (i) a floor price of $5.00 and (ii) the current market price of our common shares based on the volume weighted-average trading price of our common shares on the TSX. The number of common shares issued is determined by dividing the value of the preferred share or other equity instrument issuance, including declared and unpaid dividends on such preferred share or other equity instrument issuance, by the conversion price and then applying the multiplier.
Normal Course Issuer Bid
We did not establish a normal course issuer bid (NCIB) in the current fiscal year.
On December 5, 2024, we announced our intention to establish an NCIB for up to 20 million common shares, subject to the approval of OSFI and the Toronto Stock Exchange. The NCIB is a regular part of our capital management strategy. Once approvals are obtained, the share repurchase program will permit us to purchase BMO common shares for the purpose of cancellation. The timing and amount of purchases under the

NCIB are subject to regulatory approvals and to management discretion, based on factors such as market conditions and capital levels.
Share Redemption and Dividend Restrictions
OSFI must approve any plan to redeem any of our preferred share issues or other equity instruments for cash.
We are prohibited from declaring dividends on our preferred or common shares when we would be, as a result of paying such a dividend, in contravention of the capital adequacy, liquidity or any other regulatory directive issued under the
Bank Act (Canada)
. In addition, common share dividends cannot be paid unless all dividends declared and payable on our preferred shares have been paid or sufficient funds have been set aside to do so and, in certain circumstances, Class B Preferred Share dividends cannot be paid unless dividends on our Preferred Shares Series 48, Preferred Shares Series 49, Preferred Shares Series 51, Preferred Shares Series 53 and Preferred Shares Series 54 have been paid.
In addition, if the bank does not pay the interest in full on the AT1 Notes, the bank will not declare dividends on its common shares or preferred shares, or redeem, purchase or otherwise retire such shares, until the month commencing after the bank resumes full interest payments on the AT1 Notes.
Currently, these limitations do not restrict the payment of dividends on common or preferred shares.
Shareholder Dividend Reinvestment and Share Purchase Plan
We offer a Shareholder Dividend Reinvestment and Share Purchase Plan (the DRIP) for our shareholders. Participation in the DRIP is optional. Under the terms of the DRIP, cash dividends on common shares are reinvested to purchase additional common shares. Shareholders also have the opportunity to make optional cash payments to acquire additional common shares.
In the first and second quarters of 2024, common shares under the DRIP were issued by the bank from treasury with

a
2
%
discount, calculated in accordance with the terms of the
DRIP
. We issued
7,790,724
common shares under the
DRIP in
the first and second quarters of 2024
(
13,482,314
for the year ended October 31, 2023).
In the third and fourth quarters of 2024 and until further notice, common shares under the
DRIP
will be purchased on the open market without a discount.
Potential Share Issuances
As at October 31, 2024, we had reserved 39,864,838 common shares
(
12,187,362 as at October 31, 2023) for potential issuance in respect of the
DRIP
. We have also reserved 6,554,492 common shares
(
6,312,576 as at October 31, 2023) for the potential exercise of stock options, as further described in Note 21.
Non-Controlling
Interest
Non-controlling
interest in subsidiaries, relating to our acquisition of Bank of the West, was $36 million as at October 31, 2024 ($28 million as at
October 31, 2023). Refer to Note 10 for further
i
nformation.

BMO Financial Group 207th Annual Report 2024	181

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18: Fair Value Measurements and Trading-Related Revenue
We record assets and liabilities held for trading, assets and liabilities designated at fair value, derivatives, certain equity and debt securities and securities sold but not yet purchased at fair value, and other non-trading
assets and liabilities at amortized cost less allowances or write-downs for impairment. The fair values presented in this note are based upon the amounts estimated for individual assets and liabilities and do not include an estimate of the fair value of any of the legal entities or underlying operations that comprise our business. For certain portfolios of financial instruments where we manage exposures to similar and offsetting risks, fair value is determined on the basis of our net exposure to that risk.
Fair value represents an estimate of the amount that we would receive, or that would be payable in the case of a liability, in an orderly transaction between willing parties at the measurement date. The fair value amounts disclosed represent point-in-time
estimates that may change in subsequent reporting periods due to changes in market conditions or other factors. Some financial instruments are not typically exchangeable or exchanged and therefore it is difficult to determine their fair value. Where there is no quoted market price, we determine fair value using management’s best estimates based on a range of valuation techniques and assumptions; since these involve uncertainties, the fair values may not be realized in an actual sale or immediate settlement of the asset or liability.
Governance Over the Determination of Fair Value
Senior executive oversight of our valuation processes is provided through various valuation and risk committees. In order to ensure that all financial instruments carried at fair value are accurately and appropriately measured for risk management and financial reporting purposes, we have established governance structures and controls, such as model validation and approval, independent price verification (IPV) and profit or loss attribution analysis (PAA), consistent with industry practice. These controls are applied independently of the relevant operating groups.
We establish valuation methodologies for each type of financial instrument that is required to be measured at fair value. The application of valuation models for products or portfolios is subject to independent approval to ensure only validated models are used. The impact of known limitations of models and data inputs is also monitored on an ongoing basis. IPV is a process that regularly and independently verifies the accuracy and appropriateness of market prices or model inputs used in the valuation of financial instruments. This process assesses fair values using a variety of different approaches to verify and validate the valuations. PAA is a daily process carried out by management to identify and explain changes in fair value positions across all operating lines of business within BMO CM. This process works in concert with other processes to ensure that the fair values being reported are reasonable and appropriate.
Securities
For traded securities, quoted market value is considered to be fair value. Quoted market value is based on bid or ask prices, depending on which is the most appropriate to measure fair value. Securities for which no active market exists are valued using all reasonably available market information. Our fair value methodologies are described below.
Government Securities
The fair value of debt securities issued or guaranteed by governments in active markets is determined by reference to recent transaction prices, broker quotes or third-party vendor prices. The fair value of securities that are not traded in an active market is modelled using implied yields derived from the prices of similar actively traded government securities and observable spreads.
Mortgage-Backed Securities and Collateralized Mortgage Obligations
The fair value of MBS and CMO is determined using prices obtained from independent third-party vendors, broker quotes and relevant market indices
, as applicable. If such prices are not available, fair value is determined using cash flow models that make maximum use of observable market inputs or benchmark prices for similar instruments. Valuation assumptions for MBS and CMO include discount rates, default rates, expected prepayments, credit spreads and recoveries.
Corporate Debt Securities
The fair value of corporate debt securities is determined using prices observed in the most recent transactions. When observable quoted prices are not available, fair value is determined based on discounted cash flow models using discounting curves and spreads obtained from independent dealers, brokers and third-party vendors.
Trading Loans
The fair value of trading loans is determined by referring to current market prices for the same or similar instruments.
Corporate Equity Securities
The fair value of corporate equity securities is determined using quoted prices in active markets, where available. Where quoted prices in active markets are not readily available, fair value is determined using either quoted market prices for similar securities or valuation techniques, which include discounted cash flow analysis and earnings multiples.
Privately Issued Securities
Privately issued debt and equity securities are valued using prices observed in recent market transactions, where available. Otherwise, fair value is derived from valuation models using a market or income approach. These models consider various factors, including projected cash flows, earnings, revenue and other third-party evidence, as available. The fair value of our privately issued securities includes net asset values published by third-party fund managers, as applicable.

182	BMO Financial Group 207th Annual Report 2024

Prices obtained from dealers, brokers and third-party vendors are corroborated as part of our independent review process, which may include using valuation techniques or obtaining consensus or composite prices from other pricing services. We validate the estimates of fair value by obtaining multiple third-party quotes for external market prices and input values. We review the approach taken by third-party vendors to ensure that they employ a valuation model that maximizes the use of observable inputs such as benchmark yields, bid-ask
spreads, underlying collateral, weighted-average terms to maturity and prepayment rate assumptions. Fair value estimates from internal valuation techniques are verified, where possible, by reference to prices obtained from third-party vendors.
Loans
In determining the fair value of our fixed rate performing loans, other than credit card loans, we discount the remaining contractual cash flows, adjusted for estimated prepayments, at market interest rates currently offered for loans with similar terms and credit risk profiles. For credit card performing loans, fair value is considered to be equal to carrying value, due to their short-term nature.
For floating rate performing loans, changes in interest rates have minimal impact on fair value since interest rates are repriced or reset frequently. On that basis, fair value is assumed to be equal to carrying value.
The fair value of loans is not adjusted to reflect any credit protection purchased to mitigate credit risk.
Derivative Instruments
A number of valuation techniques are employed to estimate fair value, including discounted cash flow analysis, the Black-Scholes model, Monte Carlo simulation and other accepted market models. These independently validated models incorporate current market data for interest rates, foreign exchange
rates, equity and commodity prices and indices, credit spreads, recovery rates, corresponding market volatility levels, spot prices, correlation levels and other market-based pricing factors. Option implied volatilities, an input into many valuation models, are either obtained directly from market sources or calculated from market prices. Multi-contributor pricing sources are used wherever possible.
In determining the fair value of complex and customized derivatives, we consider all reasonably available information, including dealer and broker quotes, multi-contributor pricing sources and any relevant observable market inputs. Our models calculate fair value based on inputs specific to the type of contract, which may include share prices, correlation for multiple assets, interest rates, foreign exchange rates, yield curves and volatilities.
We calculate a credit valuation adjustment (CVA) to recognize the credit risk related to the possibility that the counterparty may not ultimately be able to fulfill its derivative obligations. The CVA is derived from market-observed credit spreads or proxy credit spreads and our assessment of the net counterparty credit risk exposure, taking into account credit mitigants such as collateral, master netting agreements and novation to central counterparties. We also calculate a funding valuation adjustment (FVA) to recognize the implicit funding costs associated with over-the-counter
derivative positions. The FVA is determined by reference to our own funding spreads.
Deposits
In determining the fair value of our deposits, we incorporate the following assumptions:
•
For fixed rate, fixed maturity deposits, we discount the remaining contractual cash flows related to these deposits, adjusted for expected redemptions, at market interest rates currently offered for deposits with similar terms and risk profiles. The fair value of our senior note liabilities and covered bonds is determined by referring to current market prices for similar instruments or using valuation techniques, such as discounted cash flow models that use market interest rate yield curves and funding spreads.

•	For fixed rate deposits with no defined maturities, we consider fair value to equal carrying value, since carrying value is equivalent to the amount payable on the reporting date.
•	For floating rate deposits, changes in interest rates have minimal impact on fair value, since deposits reprice to market frequently. On that basis, fair value is considered to equal carrying value.
Certain of our structured note liabilities that have coupons or repayment terms linked to the performance of interest rates, foreign currencies, commodities, equity securities or other deposits have been designated at FVTPL. The fair value of these structured notes and other deposits is estimated using internally validated valuation models incorporating observable market prices for identical or comparable securities, as well as other inputs, such as interest rate yield curves, option volatilities and foreign exchange rates, where appropriate. Where observable market prices or inputs are not available, management judgment is required to determine the fair value by assessing other relevant sources of information, such as historical data and proxy information from similar transactions.
Securities Sold But Not Yet Purchased
The fair value of these obligations is based on the fair value of the underlying securities, which can be equity or debt securities. As these obligations are fully collateralized, the method used to determine fair value would be the same as that used for the relevant underlying equity or debt securities.
Securitization and Structured Entities’ Liabilities
The determination of the fair value of our securitization and structured entities’ liabilities is based on quoted market prices or quoted market prices for similar financial instruments, where available. Where quoted prices are not available, fair value is determined using valuation techniques, such as discounted cash flow models, that maximize the use of observable inputs.
Subordinated Debt
The fair value of our subordinated debt is determined by referring to current market prices for the same or similar instruments.
Financial Instruments with a Carrying Value Approximating Fair Value
Carrying value is considered to be a reasonable estimate of fair value for our cash
and
cash equivalents.

BMO Financial Group 207th Annual Report 2024	183

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The carrying value of certain financial assets and liabilities, such as interest bearing deposits with banks, securities borrowed or purchased under resale agreements, customers’ liability under acceptances and certain other assets, as well as acc epta
nces, securities lent or sold under repurchase agreements and certain other liabilities, is a reasonable estimate of fair value because of their short-term nature or because they are frequently repriced to current market rates. These items are therefore excluded from the table below.
Fair Value Hierarchy
We categorize assets and liabilities carried at fair value in a fair value hierarchy according to the inputs we use in valuation techniques to measure fair value.
Fair Value of Financial Instruments Not Carried at Fair Value on the Balance Sheet
Set out in the following table are the fair values of financial instruments not carried at fair value in our Consolidated Balance Sheet.

(Canadian $ in millions)		2024		2023
	Carrying value	Fair value (6)	Carrying value	Fair value (6)
Securities (1)
Amortized cost	$115,188	$106,461	$116,814	$104,171

Loans (1) (2)
Residential mortgages	190,666	188,848	175,350	167,863
Consumer instalment and other personal	91,889	91,513	103,267	101,023
Credit cards	13,030	13,030	11,893	11,893
Business and government	369,776	370,101	358,712	357,027
	665,361	663,492	649,222	637,806

Deposits (3)	928,332	928,689	875,034	871,776
Securitization and structured entities’ liabilities (4)	21,850	21,653	24,631	23,739
Other liabilities (5)	2,929	2,669	4,160	3,287
Subordinated debt	8,377	8,543	8,228	7,849

(1)	Carrying value is net of ACL.
(2)
Excludes $163 million of residential mortgages classified as FVTPL, $12,431 million of business and government loans classified as FVTPL and $61 million of business and government loans classified as FVOCI ($1,676 million, $5,720 million and $58 million, respectively, as at October 31, 2023).

(3)
Excludes $45,222 million of structured note liabilities, $6,032 million of money market deposits, $1,047 million of embedded options related to
structured deposits
carried at amortized cost
and $1,807 million of metals deposits measured at fair value ($35,300 million, $nil million, $341 million and $204 million, respectively, as at October 31, 2023).

(4)	Excludes $18,314 million of securitization and structured entities’ liabilities classified as FVTPL ($2,463 million as at October 31, 2023).
(5)	Other liabilities include certain investment contract liabilities in our insurance business measured at amortized cost, as well as certain other liabilities of subsidiaries.
(6)
If financial instruments not carried at fair value were categorized based on the fair value hierarchy, all of these financial instruments would be categorized as Level 2, except for amortized cost securities, which would have $106,389 million categorized as Level
 2
 (
$
104,171 million as at October 31, 2023) and $72 million categorized as Level 3

($nil

million as at October 31, 2023).

Certain comparative figures have been reclassified for changes in accounting policy (
Note
1).
Valuation Techniques and Significant Inputs
We determine the fair value of assets and liabilities using quoted prices in active markets (Level 1) when these are available. When quoted prices in active markets are not available, we determine the fair value of assets and liabilities using models such as discounted cash flows, with observable market data for inputs, such as yields or broker quotes and other third-party vendor quotes (Level 2). Fair value may also be determined using models where significant observable market data is not available due to inactive markets or minimal market activity (Level 3). We maximize the use of observable market inputs to the extent possible.
Our Level 2 trading securities are primarily valued using discounted cash flow models with observable spreads or broker quotes. The fair value of Level 2 FVOCI securities is determined using discounted cash flow models with observable spreads or third-party vendor quotes. Level 2 structured note liabilities are valued using models with observable market information. Level 2 derivative assets and liabilities are valued using industry-standard models and observable market information.

184	BMO Financial Group 207th Annual Report 2024

The extent of our use of actively quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and models without observable market information as inputs (Level 3) in the valuation of securities, loans classified as FVTPL and FVOCI, other assets
, fair value liabilities, derivative assets and derivative liabilities is presented in the following table:

(Canadian $ in millions)	2024				2023
	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Total	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Total
Trading Securities
Issued or guaranteed by:
Canadian federal government	$1,272	$8,764	$–	$10,036	$1,176	$10,194	$–	$11,370
Canadian provincial and municipal governments	–	7,585	–	7,585	–	7,170	–	7,170
U.S. federal government	2,688	21,560	–	24,248	3,593	16,539	–	20,132
U.S. states, municipalities and agencies	–	565	–	565	–	279	–	279
Other governments	92	3,757	–	3,849	20	2,520	–	2,540
NHA MBS, and U.S. agency MBS and CMO	–	40,995	–	40,995	–	21,517	–	21,517
Corporate debt	–	15,190	–	15,190	–	11,933	–	11,933
Trading loans	–	475	–	475	–	450	–	450
Corporate equity	65,559	420	4	65,983	48,094	196	37	48,327
	69,611	99,311	4	168,926	52,883	70,798	37	123,718
FVTPL Securities
Issued or guaranteed by:
Canadian federal government	166	237	–	403	4	212	–	216
Canadian provincial and municipal governments	–	1,578	–	1,578	–	1,166	–	1,166
U.S. federal government	–	1,527	–	1,527	2	2,086	–	2,088
Other governments	–	25	–	25	–	48	–	48
NHA MBS, and U.S. agency MBS and CMO	–	21	–	21	–	19	–	19
Corporate debt	–	8,745	35	8,780	–	7,335	27	7,362
Corporate equity	921	910	4,899	6,730	821	805	4,208	5,834
	1,087	13,043	4,934	19,064	827	11,671	4,235	16,733
FVOCI Securities
Issued or guaranteed by:
Canadian federal government	3,212	30,965	–	34,177	633	19,467	–	20,100
Canadian provincial and municipal governments	–	5,996	–	5,996	–	5,055	–	5,055
U.S. federal government	25	16,940	–	16,965	–	5,880	–	5,880
U.S. states, municipalities and agencies	–	5,068	–	5,068	–	5,301	–	5,301
Other governments	–	5,656	–	5,656	–	6,969	–	6,969
NHA MBS, and U.S. agency MBS and CMO	–	21,293	–	21,293	–	15,765	–	15,765
Corporate debt	–	4,370	–	4,370	–	3,589	–	3,589
Corporate equity	–	–	177	177	–	–	160	160
	3,237	90,288	177	93,702	633	62,026	160	62,819
Loans
Residential mortgages	–	163	–	163	–	1,676	–	1,676
Business and government loans	–	12,190	302	12,492	–	5,592	186	5,778
	–	12,353	302	12,655	–	7,268	186	7,454
Other Assets (1)	11,236	–	1,717	12,953	6,020	33	1,723	7,776
Fair Value Liabilities (2)
Deposits (3)	–	54,108	–	54,108	–	35,845	–	35,845
Securities sold but not yet purchased	10,631	24,399	–	35,030	12,217	31,557	–	43,774
Other liabilities (4)	1,754	19,110	–	20,864	1,479	3,046	5	4,530
	12,385	97,617	–	110,002	13,696	70,448	5	84,149
Derivative Assets
Interest rate contracts	36	9,851	–	9,887	21	13,329	–	13,350
Foreign exchange contracts	4	21,258	10	21,272	28	19,861	–	19,889
Commodity contracts	169	1,656	2	1,827	668	1,349	5	2,022
Equity contracts	539	13,718	–	14,257	58	4,632	–	4,690
Credit default swaps	–	10	–	10	–	25	–	25
	748	46,493	12	47,253	775	39,196	5	39,976
Derivative Liabilities
Interest rate contracts	32	10,811	–	10,843	52	17,749	–	17,801
Foreign exchange contracts	–	19,955	–	19,955	1	19,204	–	19,205
Commodity contracts	96	1,721	4	1,821	589	1,067	1	1,657
Equity contracts	75	25,596	2	25,673	160	11,335	8	11,503
Credit default swaps	–	10	1	11	–	25	2	27
	$203	$58,093	$7	$58,303	$802	$49,380	$11	$50,193
(1)	Other assets include precious metals, segregated fund assets and investment properties in our insurance business, carbon credits, certain receivables and other items measured at fair value.
(2)
Interest expense for liabilities carried at fair value is $2,774 million for the year ended October 31, 2024 ($2,274 million for the year ended October 31, 2023). Interest expense for liabilities carried at amortized cost is $43,743 million for the year ended October 31, 2024 ($34,619 million for the year ended October 31, 2023).

(3)	Deposits include structured note liabilities , money market and metals deposits designated at FVTPL and certain embedded options related to structured deposits carried at amortized cost.
(4)
Other liabilities include
certain

investment contract liabilities and segregated fund liabilities in our insurance business, as well as certain securitization and structured entities’ liabilities measured at FVTPL.

Certain comparative figures have been reclassified for changes in accounting policy (
Note
1).

BMO Financial Group 207th Annual Report 2024	185

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Quantitative Information about Level 3 Fair Value Mea
surem
ents
The table below presents the fair values of our significant Level 3 financial instruments, the valuation techniques used to determine their fair values and the value ranges of significant unobservable inputs used in the valuations.

(Canadian $ in millions except as noted)							2024
	Reporting line in fair value hierarchy table	Fair value of assets	Valuation techniques	S ignificant unobservable inputs	Range of input values (1)		Changes in fair value from using reasonably possible alternatives (2)
					Low	High
Private equity	Corporate equity	$4,899	Net asset value	Net asset value	na	na	na
			EV/EBITDA	Multiple	5	21	(18)/18
Investment properties	Other assets	1,363	Income approach	Capitalization rate	2%	8%	(118)/151

							2023
Private equity	Corporate equity	$4,208	Net asset value	Net asset value	na	na	na
			EV/EBITDA	Multiple	3	23	(13)/13
Investment properties	Other assets	1,326	Income approach	Capitalization rate	1%	9%	(124)/174
(1)
The low and high input values represent the lowest and highest actual level of inputs used to value a group of financial instruments in a particular product category. These value ranges do not reflect the level of input uncertainty but are affected by the specific underlying instruments within each product category. The value ranges will therefore vary from period to period based on the characteristics of the underlying instruments held at each balance sheet date.

(2)
Net asset values are provided by fund managers and therefore have no other reasonably possible alternative assumptions. Sensitivity of private equity investments is determined by adjusting the price multiples based on the range of multiples of comparable companies. Sensitivity of investment properties is determined by adjusting the capitalization rate.

na – not
applicable
Significant Unobservable Inputs in Level 3 Instrument Valuations
Net Asset Value
Net asset value represents the estimated value of a security based on valuations received from the investment or fund manager. As no observable price is available for most private equity securities, the valuation is based on the economic benefit we expect to derive from our investment.
EV/EBITDA Multiple
The fair value of private equity and merchant banking investments is derived by calculating an enterprise value (EV) using the EV/EBITDA multiple and then proceeding through a waterfall of the company’s capital structure to determine the value of the assets or securities we hold. The EV/EBITDA multiple is determined using judgment in considering factors such as multiples for comparable listed companies, recent transactions and company-specific factors, as well as liquidity discounts that account for the lack of active trading in these assets and securities.
Capitalization Rate
The fair value of investment properties is determined by external independent property valuation experts using industry standard property valuation methodologies on expected future cash flows. The capitalization rate is derived using judgment, considering factors such as market activities across comparable property types and geographic regions
,
and is a reflection of the expected rate of return to be realized on the investment.
Significant Transfers
Our policy is to record transfers of assets and liabilities between fair value hierarchy levels at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Transfers between Level 1 and Level 2 are determined by the recency of issuance and the availability of quoted market prices in an active market.
During the year ended October 31, 2024, transfers from Level 1 to Level 2 included total securities of $1,784 million and securities sold but not yet purchased of $751 million. Transfers from Level 2 to Level 1 included total securities of $118 million and securities sold but not yet purchased of $49 million.
Changes in Level 3 Fair Value Measurements
The tables below present a reconciliation of all changes in Level 3 financial instruments for the years ended October 31, 2024 and
2023
, including realized and unrealized gains (losses) included in earnings and other comprehensive income, as well as transfers into and out of Level 3. Transfers from Level 2 to Level 3 were due to an increase in unobservable market inputs used in pricing the securities. Transfers from Level 3 to Level 2 were due to an increase in observable market inputs used in pricing the securities.

186	BMO Financial Group 207th Annual Report 2024

		Change in fair value			Movements		Transfers
For the year ended October 31, 2024 (Canadian $ in millions)	Balance October 31, 2023	Included in earnings	Included in other comprehensive income (1)	Purchases/ Issuances	Sales	Maturities / Settlement	Transfers into Level 3	Transfers out of Level 3	Fair value as at October 31, 2024	Change in unrealized gains (losses) recorded in income for instruments still held (2)
Trading Securities
NHA MBS and U.S. agency MBS and CMO	$–	$–	$–	$41	$(41)	$–	$–	$–	$–	$–
Corporate equity	37	–	–	4	–	–	–	(37)	4	–
Total trading securities	37	–	–	45	(41)	–	–	(37)	4	–
FVTPL Securities
Corporate debt	27	(10)	–	18	–	–	–	–	35	(10)
Corporate equity	4,208	(162)	11	1,068	(240)	(1)	16	(1)	4,899	57
Total FVTPL securities	4,235	(172)	11	1,086	(240)	(1)	16	(1)	4,934	47
FVOCI Securities
Corporate equity	160	–	13	4	–	–	–	–	177	na
Total FVOCI securities	160	–	13	4	–	–	–	–	177	na
Business and Government Loans	186	–	–	89	–	(171)	198	–	302	–
Other Assets	1,723	30	–	86	(21)	(101)	–	–	1,717	47
Derivative Assets
Foreign exchange contracts	–	–	–	10	–	–	–	–	10	–
Commodity contracts	5	(3)	–	–	–	–	–	–	2	(3)
Equity contracts	–	–	–	–	–	–	13	(13)	–	–
Total derivative assets	5	(3)	–	10	–	–	13	(13)	12	(3)
Other Liabilities	5	–	–	8	–	(13)	–	–	–	–
Derivative Liabilities
Foreign exchange contracts	–	–	–	–	–	–	–	–	–	–
Commodity contracts	1	3	–	–	–	–	–	–	4	3
Equity contracts	8	1	–	–	–	–	2	(9)	2	1
Credit default swaps	2	(2)	–	–	–	–	1	–	1	(1)
Total derivative liabilities	11	2	–	–	–	–	3	(9)	7	3

		Change in fair value			Movements		Transfers
For the year ended October 31, 2023 (Canadian $ in millions)	Balance October 31, 2022	Included in earnings	Included in other comprehensive income (1)	Purchases/ Issuances (3)	Sales	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3	Fair value as at October 31, 2023	Change in unrealized gains (losses) recorded in income for instruments still held (2)
Trading Securities
NHA MBS and U.S. agency MBS and CMO	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Corporate equity	–	–	–	–	–	–	37	–	37	–
Total trading securities	–	–	–	–	–	–	37	–	37	–

FVTPL Securities
Corporate debt	8	–	–	19	–	–	–	–	27	1
Corporate equity	4,044	(233)	45	2,784	(349)	(1)	15	(2,097)	4,208	(39)
Total FVTPL securities	4,052	(233)	45	2,803	(349)	(1)	15	(2,097)	4,235	(38)
FVOCI Securities
Corporate equity	153	–	1	7	(1)	–	–	–	160	na
Total FVOCI securities	153	–	1	7	(1)	(1)	–	–	160	na
Business and Government Loans	20	–	4	259	–	(97)	–	–	186	–
Other Assets	1,233	40	–	461	–	(11)	–	–	1,723	40
Derivative Assets
Foreign exchange contracts	26	(17)	–	–	–	(9)	–	–	–	9
Commodity contracts	–	(8)	–	13	–	–	–	–	5	(8)
Equity contracts	–	2	–	–	–	–	1	(3)	–	2
Total derivative assets	26	(23)	–	13	–	(9)	1	(3)	5	3
Other Liabilities	2	(1)	–	11	(4)	–	–	(3)	5	(1)
Derivative Liabilities
Foreign exchange contracts	–	12	–	–	–	(12)	–	–	–	(38)
Commodity contracts	–	1	–	–	–	–	–	–	1	1
Equity contracts	–	–	–	–	–	–	8	–	8	–
Credit default swaps	2	–	–	–	–	–	–	–	2	–
Total derivative liabilities	2	13	–	–	–	(12)	8	–	11	(37)

(1)
Foreign exchange translation on assets and liabilities held by foreign operations is included our
Consolidated Statement of Comprehensive Income as part of net gains on translation of net foreign operations.

(2)	Changes in unrealized gains (losses) on trading and FVTPL securities still held on October 31, 2024 and 2023 are included in earnings for the year.
(3)
FVTPL securities include $969 million of Federal Home Loan Bank (FHLB) and Federal Reserve Bank equity and $587 million of investments in LIHTC entities, acquired as a result of our acquisition of Bank of the West in 2023
.

Unrealized gains (losses) recognized on Level 3 financial instruments may be offset by (losses) gains on economic hedge contracts.
Certain comparative figures have been reclassified for changes in accounting policy
(Note 1).
na – not applicable

BMO Financial Group 207th Annual Report 2024	187

NOTES TO CONSOLIDATED FINANCIAL S
TATE
MENTS

Trading-Related Revenue
Trading assets and liabilities, including derivatives, securities and financial instruments designated at FVTPL, are measured at fair value, with gains and losses recognized in non-interest
revenue, trading revenues (losses), in our Consolidated Statement of Income. Trading-related revenue includes net interest income and non-interest
revenue and excludes underwriting fees and commissions on securities transactions, which are shown separately in our Consolidated Statement of Income.
Net interest income arises from interest and dividends related to trading assets and liabilities, and is reported net of interest expense associated with funding these assets and liabilities in the following table:

(Canadian $ in millions)	2024	2023
Interest rates	$1,003	$770
Foreign exchange	579	638
Equities	759	610
Commodities	150	192
Other (1)	55	(1,526)
Total trading-related revenue	$2,546	$684
Reported as:
Net interest income	169	900
Non-interest revenue – trading revenues (losses) (1)	2,377	(216)
Total trading-related revenue	$2,546	$684
(1)	Includes management of fair value changes on the purchase of Bank of the West in 2023. Refer to Note 10 for further information.

Note 19: Offsetting of
Financial
Assets and Financial Liabilities
Financial assets and financial liabilities are offset and the net amount is reported in our Consolidated Balance Sheet when there is a legally enforceable right to offset the recognized amounts and an intention to settle on a net basis or realize the asset and settle the liability simultaneously. The following table presents the amounts that have been offset in our Consolidated Balance Sheet, including securities purchased under resale agreements, securities sold under repurchase agreements and derivative instruments, generally under a market settlement mechanism (e.g. an exchange or clearing house) where simultaneous net settlement can be achieved to eliminate credit and liquidity risk between counterparties. Also presented are amounts not offset in our Consolidated Balance Sheet related to transactions where a master netting agreement or similar arrangement is in place with a right to offset the amounts only in the event of default, insolvency or bankruptcy, or where the offset criteria are otherwise not met.

(Canadian $ in millions)							2024
				Amounts not offset in the balance sheet
	Gross amounts	Amounts offset in the balance sheet	Net amounts presented in the balance sheet	Impact of master netting agreements	Securities received/pledged as collateral (1) (2)	Cash collateral	Net amount (3)
Financial Assets
Securities borrowed or purchased under resale agreements	$135,282	$24,375	$110,907	$5,738	$103,814	$72	$1,283
Derivative instruments	47,662	409	47,253	31,576	2,294	3,802	9,581
	$182,944	$24,784	$158,160	$37,314	$106,108	$3,874	$10,864

Financial Liabilities
Derivative instruments	$58,712	$409	$58,303	$31,576	$10,866	$7,378	$8,483
Securities lent or sold under repurchase agreements	135,166	24,375	110,791	5,738	104,266	258	529
	$193,878	$24,784	$169,094	$37,314	$115,132	$7,636	$9,012

							2023
Financial Assets
Securities borrowed or purchased under resale agreements	$118,128	$2,466	$115,662	$11,386	$102,852	$25	$1,399
Derivative instruments	40,513	537	39,976	26,674	3,266	4,569	5,467
	$158,641	$3,003	$155,638	$38,060	$106,118	$4,594	$6,866

Financial Liabilities
Derivative instruments	$50,730	$537	$50,193	$26,674	$7,837	$7,186	$8,496
Securities lent or sold under repurchase agreements	108,574	2,466	106,108	11,386	94,291	106	325
	$159,304	$3,003	$156,301	$38,060	$102,128	$7,292	$8,821
(1)	Financial assets received/pledged as collateral are disclosed at fair value and limited to the net balance sheet exposure (i.e. any over-collateralization is excluded from the table).
(2)	Certain amounts of collateral are restricted from being sold or re pledged e xcept in the event of default or the occurrence of other predetermined events.
(3)	Not intended to represent our actual exposure to credit risk.

188	BMO Financial Group 207th Annual Report 2024

Note 20: Capital Management
Our objective is to maintain a strong and optimized capital position in a cost-effective structure that: is appropriate given our target regulatory capital ratios and our internal assessment of required economic capital; underpins our operating groups’ business strategies and considers the market environment; supports depositor, investor and regulator confidence, dividends and building long-term shareholder value; and is consistent with our target credit ratings.
Our approach includes establishing limits, targets and performance measures that are applied in managing balance sheet positions, risk levels and capital requirements, as well as issuing and redeeming capital instruments to achieve a cost-effective capital structure.
Regulatory capital requirements for the bank are determined in accordance with guidelines issued by OSFI, which are based on the Basel III Framework developed by the Basel Committee on Banking Supervision.
CET1 Capital is the most permanent form of capital. It comprises common shareholders’ equity, contractual service margin, and may include a portion of ECL provisions, less deductions for goodwill, intangible assets and certain other items.
Tier 1 Capital primarily comprises CET1 Capital, preferred shares and other equity instruments, less regulatory deductions.
Tier 2 Capital primarily comprises subordinated debentures and may include a portion of ECL provisions, less regulatory deductions. Total Capital includes Tier 1 and Tier 2 Capital.
Total Loss Absorbing Capacity (TLAC) comprises Total Capital and Other TLAC instruments that allow conversion in whole, or in part, into common shares under the
Canada Deposit Insurance Corporation Act
and meet the eligibility criteria under the TLAC guideline. Other TLAC comprises senior secured debt, subject to the Canadian Bail-in Regime, with an original term to maturity of greater than 400 days and a remaining term to maturity of greater than 365 days. Details of the components of our capital position are presented in Notes 11, 12, 16 and 17.
The primary regulatory capital measures are the CET1 Ratio, Tier 1 Capital Ratio, Total Capital Ratio, TLAC Ratio, Leverage Ratio and TLAC Leverage Ratio.
•	Regulatory capital ratios are calculated by dividing CET1 Capital, Tier 1 Capital, Total Capital and TLAC by their respective risk-weighted assets.
•
The Leverage Ratio is defined as Tier 1 Capital divided by leverage exposures, which consist of on-balance
sheet items and specified
off-balance
sheet items, net of specified adjustments. The TLAC Leverage Ratio is defined as TLAC divided by leverage exposures.

The domestic implementation of Basel III reforms related to capital, leverage, liquidity and disclosure requirements was effective in the second quarter of 2023. On July 5, 2024, OSFI announced a one-year
delay to the next increase in the capital floor adjustment factor, to allow OSFI time to consider the impact of implementation of Basel III reforms in other jurisdictions. With the one-year
delay, the adjustment factor will remain at the current 67.5% for fiscal 2025 and will then rise by an additional 2.5% to 70.0% in fiscal 2026 and 72.5% in fiscal 2027. Revisions related to market risk and credit valuation adjustment risk became effective on November 1, 2023.
As at October 31, 2024, we met OSFI’s required target regulatory capital ratios, which include a
2.5
% Capital Conservation Buffer, a
1.0
%

CET1 Surcharge for
D-SIBs,
a Countercyclical Buffer (immaterial for fiscal 2024) and a
3.5
%
Domestic Stability Buffer (DSB) applicable to
D-SIBs.
Effective November 1, 2023, the DSB was increased from
3.0
% to
3.5
%
of total RWA. On June 18, 2024, OSFI announced that the DSB would remain at

3.5
%
.

Our capital position as at October 31, 2024 is further detailed in the Enterprise-Wide Capital Management section of our Management’s Discussion and Analysis.
Regulatory Capital and Total Loss Absorbing Capacity Measures, Risk-Weighted Assets and Leverage Exposures
(1)

(Canadian $ in millions, except as noted)	2024	2023
CET1 Capital	$57,054	$52,914
Tier 1 Capital	64,735	59,785
Total Capital	73,911	68,718
TLAC	123,288	114,402
Risk-Weighted Assets	420,838	424,197
Leverage Exposures	1,484,962	1,413,036
CET1 Ratio	13.6%	12.5%
Tier 1 Capital Ratio	15.4%	14.1%
Total Capital Ratio	17.6%	16.2%
TLAC Ratio	29.3%	27.0%
Leverage Ratio	4.4%	4.2%
TLAC Leverage Ratio	8.3%	8.1%

(1)	Calculated in accordance with OSFI’s CAR Guideline, Leverage Requirements Guideline and TLAC Guideline, as applicable.

BMO Financial Group 207th Annual Report 2024	189

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 21: Employee Compensation – Share-Based Compensation
Stock Option Plan
We maintain a Stock Option Plan for designated officers and employees. Options are granted at an exercise price equal to the closing price of our common shares on the day before the grant date. Stock options granted vest in equal tranches of 50% on the third and fourth anniversaries of their grant date. Each tranche is treated as a separate award with a different vesting period. In general, options expire 10 years from their grant date.
We determine the fair value of stock options on their grant date and record this amount as compensation expense over the period that the stock options vest, with a corresponding increase to contributed surplus. When these stock options are exercised, we issue shares and record the amount of proceeds, together with the amount recorded in contributed surplus, in share capital. The estimated grant date fair value of stock options granted to employees who are eligible to retire is expensed at the date of grant.
The following table summarizes information about our Stock Option Plan:

(Canadian $, except as noted)		2024		2023
	Number of stock options	Weighted-average exercise price	Number of stock options	Weighted-average exercise price
Outstanding at beginning of year	6,312,576	$105.26	5,976,870	$98.12
Granted	1,113,853	118.50	1,322,817	122.31
Exercised	(811,652)	82.74	(724,853)	76.12
Forfeited/expired/cancelled	(60,285)	122.22	(262,258)	109.19
Outstanding at end of year	6,554,492	110.14	6,312,576	105.26
Exercisable at end of year	2,856,460	95.27	2,759,935	89.99
Available for grant	9,565,914		10,619,482
Employee compensation expense related to this plan for the years ended October 31, 2024 and 2023 was $18 million and $20 million, respectively.
Options outstanding and exercisable at October 31, 2024 by range of exercise price were as follows:

(Canadian $, except as noted)					2024
	Options outstanding			Options exercisable
Range of exercise prices	Number of stock options	Weighted- average remaining contractual life (years)	Weighted-average exercise price	Number of stock options	Weighted-average exercise price
$70.01 to $80.00	332,980	0.9	$77.42	332,980	$77.42
$80.01 to $90.00	563,982	4.1	89.90	563,982	89.90
$90.01 to $100.00	1,185,672	5.0	97.07	749,448	97.03
$100.01 to $120.00	2,281,462	6.7	109.43	1,195,574	101.19
$120.01 and over	2,190,396	7.7	128.14	14,476	135.58
The following table summarizes additional information about our Stock Option Plan:

(Canadian $ in millions, except as noted)	2024	2023
Unrecognized compensation cost for non-vested stock option awards	$12	$14
Cash proceeds from stock options exercised	67	55
Weighted-average share price for stock options exercised (in dollars)	120.40	123.01
The fair value of options granted was estimated using a binomial option pricing model. The weighted-average fair value of options granted during the years ended October 31, 2024 and 2023 was $15.33 and $18.94, respectively. To determine the fair value of the stock option tranches on the grant date, the following ranges of values were used as inputs for each option pricing assumption:

	2024	2023
Expected dividend yield	4.5%	4.5% – 4.6%
Expected share price volatility	17.4% – 17.6%	20.9%
Risk-free rate of return	3.3% – 3.4%	3.2%
Expected period until exercise (in years)	6.5 – 7.0	6.5 – 7.0
Changes to the input assumptions can result in different fair value estimates.
Expected dividend yield is based on market expectations of future dividends on our common shares. Expected share price volatility is determined based on the market consensus implied volatility for traded options on our common
shares. The risk-free rate is based on the yields of a Canadian swap curve with maturities similar to the expected period remaining until exercise of the options. The weighted-average exercise price on the grant date for the years ended October 31, 2024 and 2023 was $118.50 and $122.31, respectively.

190	BMO Financial Group 207th Annual Report 2024

Other Share-Based
Compensation
Share Purchase Plans
We offer various employee share purchase plans. The largest of these plans
provides employees with the option of directing a portion of their gross salary toward the purchase of our common shares. We match 50% of employee contributions up to 6% of their individual gross salary to a maximum of $75,000. Our contributions during the first two years vest after two years of participation in the plan, with subsequent contributions vesting immediately. The shares held in the employee share purchase plan are purchased on the open market and are considered outstanding for purposes of computing earnings per share. The dividends earned on our common shares held by the plan are used to purchase additional common shares on the open market.
We account for our contributions as employee compensation expense when they are contributed to the plan.
Employee compensation expense related to these plans for the years ended October 31, 2024 and 2023 was $49 million and $48 million, respectively. There were 18.1 million and 18.2 million common shares held in these plans for the years ended October 31, 2024 and 2023, respectively.
Compensation Trusts
Our compensation trusts include share ownership and deferred compensation arrangements. These compensation trusts are consolidated if we control the trust, meaning that we have power over the trust, exposure to variable returns as a result of our involvement and the ability to exercise power to affect the amount of our returns.
We sponsor various share ownership arrangements, certain of which are administered through trusts into which our matching contributions are paid and not required to be consolidated. Total assets held related to these share ownership arrangements amounted to $2,299 million as at October 31, 2024 ($1,908 million as at October 31, 2023).
We sponsor various deferred compensation arrangements, administered through trusts into which our contributions are paid to fund deferred compensation to certain U.S. senior employees. Some of these trusts are required to be consolidated. Total consolidated trust assets are $313 million as at October

31, 2024 ($306 million as at October 31, 2023). Total assets held related to unconsolidated trusts amounted to $221 million as at October 31, 2024 ($175 million as at October 31, 2023).
Mid-Term
Incentive Plans
We offer
mid-term
incentive plans for executives and certain senior employees. Payment amounts are adjusted to reflect reinvested dividends and changes in the market value of our common shares and the bank’s performance relative to certain goals, when applicable. Depending on the plan, the recipient receives either a single cash payment at the end of the three-year period of the plan, or cash payments over the three years of the plan. As the awards are cash-settled, they are recorded as liabilities. Amounts payable under such awards are recorded as compensation expense over the vesting period. Amounts related to units granted to employees who are eligible to retire are expensed at the time of grant. Subsequent changes in the fair value of the liability are recorded in compensation expense in the period in which they arise.
Mid-term
incentive plan units granted during the years ended October 31, 2024 and 2023 totalled 6.7 million and 6.9 million, respectively.
The weighted-average fair value of the units granted during the years ended October 31, 2024 and 2023 was $111.66 and $129.18, respectively, and we recorded employee compensation expense of $1,037 million and $605 million, respectively. We hedge the impact of the change in market value of our common shares by entering into total return swaps. We also enter into foreign currency forwards to manage the impact of foreign exchange translation from grants in
our U.S. businesses. Gains (losses) on total return swaps and foreign currency forwards recognized for the years ended October 31, 2024 and 2023 were $178 million and $(223) million, respectively, resulting in net employee compensation expense of $859 million and $828 million, respectively.
A total of 18.4 million and 17.8 million
mid-term
incentive plan units were outstanding as at October 31, 2024 and 2023, respectively, and the intrinsic value of those awards which had vested was $1,663 million and $1,361 million, respectively.
Deferred Incentive Plans
We offer deferred incentive plans for members of our Board of Directors, executives and key employees in BMO CM and BMO WM. Under these plans, fees, annual incentive payments and/or commissions can be deferred and recorded as share units of our common shares. These share units are typically either fully vested on the grant date or vest at the end of three years. The value of these share units is adjusted to reflect reinvested dividends and changes in the market value of our common shares.
Deferred incentive plan payments are paid in cash upon the participant’s departure from the bank.
Employee compensation expense for these plans is recorded in the year the fees, incentive payments and/or commissions are earned. Changes in the amount of the incentive plan payments as a result of dividends and share price movements are recorded as increases or decreases in employee compensation expense in the period of the change.
Deferred incentive plan units granted during the years ended October 31, 2024 and 2023 totalled 0.3 million and 0.2 million, respectively, and the weighted-average fair value of the units granted during the years ended October 31, 2024 and 2023 was $121.18 and $123.64, respectively.
Liabilities related to these plans are recorded in other liabilities in our Consolidated Balance Sheet and totalled $655 million and $517 million as at October 31, 2024 and 2023, respectively.
Employee compensation expense (recovery) related to these plans for the years ended October 31, 2024 and 2023 was $139 million and $(76) million, respectively. We have entered into derivative instruments to hedge our exposure related to these plans. Changes in the fair value of these derivatives are recorded in employee compensation expense in the period in which they arise. Gains (losses) on these derivatives recognized for the years ended October 31, 2024 and 2023 were $107 million and $(105) million, respectively. These gains (losses) resulted in net employee compensation expense for the years ended October 31, 2024 and 2023 of
$
32 million and $29 million, respectively.
A total of 5.1 million and 5.0 million deferred incentive plan units were outstanding as at October 31, 2024 and 2023, respectively.

BMO Financial Group 207th Annual Report 2024	191

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 22: Employee Compensation – Pension and Other Employee Future Benefits
Pension and Other Employee Future Benefit Plans
We sponsor a number of arrangements globally that provide pension and other employee future benefits to our retired and current employees. The largest of these arrangements, by defined benefit obligation, are the primary defined benefit pension plans for employees in Canada and the United States and the primary other employee future benefit plan for employees in Canada.
Pension arrangements include defined benefit pension plans, as well as supplementary arrangements that provide pension benefits in excess of statutory limits. Generally, under these plans we provide retirement benefits based on an employee’s years of service and average annual earnings over a period of time prior to retirement. Our pension and other employee future benefit expenses, recorded in non-interest expense, employee compensation, in our Consolidated Statement of Income, mainly comprise the current service cost plus or minus the interest on net defined benefit assets or liabilities. In addition, we provide defined contribution pension plans to our employees. The costs of these plans, recorded in non-interest expense, employee compensation, in our Consolidated Statement of Income, are equal to our contributions to the plans.
Effective December 31, 2020, the primary defined benefit pension plan for employees in Canada was closed to new employees hired after that date. Employees hired or transferred to BMO Canada on or after January 1, 2021 are eligible to participate in a defined contribution pension plan once they have completed the waiting period of six months of continuous service.
We also provide other employee future benefits, including health and dental care benefits and life insurance, for eligible current and retired employees.
Short-term employee benefits, such as salaries, paid absences, bonuses and other benefits, are accounted for on an accrual basis over the period in which the employees provide the related services.
Investment Policy
The defined benefit pension plans are administered under an established governance structure, with oversight exercised by the Board of Directors.
The plans are managed under a framework that considers both assets and liabilities in the development of an investment policy and management of risk. We have implemented a liability-driven investment strategy for the primary Canadian and U.S. plans to enhance risk-adjusted returns while reducing the plans’ surplus volatility. This strategy has reduced the impact of the plans on our regulatory capital.
The plans invest in asset classes that include equities, fixed income and alternative strategies, under established investment guidelines. Plan assets are diversified across asset classes and by geographic exposure. They are managed by asset management firms that are responsible for the selection of investment securities. Derivative instruments are permitted under policy guidelines and are generally used to hedge foreign currency exposures, manage interest rate exposures or replicate the return of an asset.
Risk Management
The defined benefit pension plans are exposed to various risks, including market risk (interest rate, equity and foreign currency risks), credit risk, operational risk, surplus risk and longevity risk. We follow a number of approaches to monitor and actively manage these risks, including:
•	monitoring surplus-at-risk, which measures a plan’s risk exposures in an asset-liability framework;
•	stress testing and scenario analyses to evaluate the volatility of the plans’ financial positions and any potential impact on the bank;
•	hedging of foreign currency and interest rate risk exposures within policy limits;
•	controls related to asset mix allocations, geographic allocations, portfolio duration, credit quality of debt securities, sector guidelines, issuer/counterparty limits and others; and
•	ongoing monitoring of exposures, performance and risk levels.
Pension and Other Employee Future Benefit Liabilities
Our actuaries perform valuations of our defined benefit obligations for pension and other employee future benefits as at October 31 of each year using the projected unit credit method based on management’s assumptions about discount rates, rates of compensation increase, retirement age, mortality and health care cost trend rates.
The discount rates for the primary Canadian and U.S. pension and other employee future benefit plans were selected based on the yields of high-quality AA rated corporate bonds with terms matching the plans’ cash flows.
The fair value of plan assets is deducted from the defined benefit obligation to determine the net defined benefit asset or liability. For defined benefit pension plans that are in a net defined benefit asset position, the recognized asset is limited to the present value of economic benefits available in the form of future refunds from the plan or reductions in future contributions to the plan (the asset ceiling). Changes in the asset ceiling are recognized in other comprehensive income. Components of the change in our net defined benefit assets or liabilities and our pension and other employee future benefit expenses are as follows:
Current service cost
represents benefits earned in the current year. The cost is determined with reference to the current workforce and the amount of benefits to which employees will be entitled upon retirement, based on the provisions of our benefit plans.
Interest on net defined benefit asset or liability
represents the increase in the net defined benefit asset or liability that results from the passage of time and is determined by applying the discount rate
to the net defined benefit asset or liability.

192	BMO Financial Group 207th Annual Report 2024

Actuarial gains and losses
may arise in two ways. First, each year our actuaries recalculate the defined benefit obligations and compare them to those estimated as at the previous year end. Any differences that result from changes in demographic and economic assumptions or from plan member experience being different from management’s expectations at the previous year end are considered actuarial gains or losses. Second, actuarial gains and losses arise when there are differences between the discount rate and actual returns on plan assets. Actuarial gains and losses are recognized immediately in other comprehensive income as they occur and are not subsequently reclassified to income in future periods.
Plan amendments
are changes in our defined benefit obligations that result from changes to provisions of the plans. The effects of plan amendments are recognized immediately in income when a plan is amended.
Settlements
occur when defined benefit obligations for plan participants are settled, usually through lump sum cash payments, and as a result we no longer have any obligation to provide such participants with benefit payments in the future.
Funding of Pension and Other Employee Future Benefit Plans
We fund our defined benefit pension plans in Canada and the United States in accordance with statutory requirements, and the assets in these plans are used to pay benefits to retirees and other employees. Some groups of employees are also eligible to make voluntary contributions in order to receive enhanced benefits. Our supplementary pension plan in Canada is funded, while the supplementary pension plan in the United States is unfunded.
Our other employee future benefit plans in Canada and the United States are either funded or unfunded. Benefit payments related to these plans are paid either through the respective plan or directly by us.
We measure the fair value of plan assets for our plans in Canada and the United States as at October 31. In addition to actuarial valuations for accounting purposes, we are required to prepare valuations for determining our minimum funding requirements for our pension arrangements in accordance with the relevant statutory framework (our funding valuation). The most recent funding valuation for our primary Canadian pension plan was prepared as of October 31, 2023, and the next valuation is required no later than October 31, 2026. The most recent funding valuation for our primary U.S. pension plan was performed as at January 1, 2024.
We amended certain other employee future benefit plans in the first quarter of 2024. These amendments combined the administration of a few plans. In addition, we converted one defined contribution plan into a defined benefit plan and therefore brought a net asset onto our Consolidated Balance Sheet equal to the surplus assets in that plan. This resulted in a benefit of
$
84

million from plan amendments that was recognized as a reduction in employee compensation expense
. When there are surplus assets, we must assess the economic benefit to the bank. Given there are no immediate economic benefits without further plan amendments, the surplus assets of
$
62

million in the combined plans were reduced to
$
nil
through other comprehensive income.
A summary of plan information for the past two years is as follows:

(Canadian $ in millions)	Pension benefit plans		Other employee future benefit plans
	2024	2023	2024	2023
Defined benefit obligation	$8,365	$7,513	$954	$880
Fair value of plan assets	9,431	8,559	245	138
Net surplus (deficit)	1,066	1,046	(709)	(742)
Effect of asset ceiling	(3)	–	(110)	–
Net surplus (deficit), net of the effect of the asset ceiling	$1,063	$1,046	$(819)	$(742)
Net surplus (deficit) comprises :
Funded or partially funded plans	1,223	1,209	44	81
Unfunded plans	(160)	(163)	(863)	(823)
Net surplus (deficit), net of the effect of the asset ceiling	$1,063	$1,046	$(819)	$(742)
Pension and Other Employee Future Benefit Expenses
Pension and other employee future benefit expenses are determined as follows:

(Canadian $ in millions)	Pension benefit plans		Other employee future benefit plans
	2024	2023	2024	2023
Annual benefits expense
Current service cost	$153	$163	$5	$6
Net interest (income) expense (1)	(61)	(64)	40	42
Impact of plan amendments	–	(1)	(84)	(51)
Administrative expenses	11	10	–	–
Remeasurement of other long-term benefits	–	–	5	9
Benefits expense	$103	$108	$(34)	$6
Government pension plans expense (2)	375	361	–	–
Defined contribution expense	290	271	–	–
Total annual pension and other employee future benefit expenses (recovery) recognized in our Consolidated Statement of Income	$768	$740	$(34)	$6

(1)
Net
interest
(income)
expense
is increased by

$nil million for pension benefit plans and $3
million for other employee future benefit plans for 2024 ($nil million and $nil million, respectively, for 2023) as a result of assets written down through other comprehensive income due to the asset ceiling.

(2)	Includes Canada Pension Plan, Quebec Pension Plan and U.S. Federal Insurance Contribution Act .

BMO Financial Group 207th Annual Report 2024	193

NOTES TO CONSOLI
DATED FIN
ANCIAL STATEMENTS

Weighted-Average Assumptions

	Pension benefit plans		Other employee future benefit plans
	2024	2023	2024		2023
Defined Benefit Expenses
Discount rate at beginning of year (1) (2)	5.8%	5.5%	5.7%		5.5%
Rate of compensation increase	2.1%	2.3%	na		na
Assumed overall health care cost trend rate	na	na	4.8%	(4)	4.7%	(3)

Defined Benefit Obligation
Discount rate at end of year	4.9%	5.8%	4.8%		5.7%
Rate of compensation increase	2.1%	2.1%	na		na
Assumed overall health care cost trend rate	na	na	4.8%	(3)	4.8%	(4)

(1)	The pension benefit current service cost was calculated using a separate discount rate of 5.6% and 5.4% for 2024 and 2023, respectively.
(2)	The other employee future benefit plans current service cost was calculated using a separate discount rate of 5.7% and 5.5% for 2024 and 2023, respectively.
(3)	Trending to 4.00% in 2041 and remaining at that level thereafter.
(4)	Trending to 4.03% in 2040 and remaining at that level thereafter.
na – not applicable
Assumptions regar
din
g future mortality are based on published statistics and mortality tables calibrated to plan experience, when applicable. The current life expectancies underlying the amounts of the defined benefit obligations for our primary plans are as follows:

(Years)	Canada		United States
	2024	2023	2024	2023
Life expectancy for those currently age 65
Males	24.0	23.9	22.0	21.9
Females	24.3	24.3	23.3	23.3

Life expectancy at age 65 for those currently age 45
Males	24.9	24.8	23.2	23.1
Females	25.2	25.2	24.5	24.5

194	BMO Financial Group 207th Annual Report 2024

Changes in the estimated financial positions of our defined benefit pension plans and other employee future
benefit plans are as follows:

(Canadian $ in millions, except as noted)	Pension benefit plans		Other employee future benefit plans
	2024	2023	2024	2023
Defined benefit obligation
Defined benefit obligation at beginning of year	$7,513	$7,082	$880	$928
Acquisition of defined benefit obligation (1)	–	563	–	28
Settlements (2)	(147)	–	–	–
Current service cost	153	163	5	6
Interest cost	418	393	49	50
Impact of plan amendments	–	(1)	15	(51)
Benefits paid	(481)	(449)	(59)	(58)
Employee contributions	20	20	6	6
Actuarial (gains) losses due to:
Changes in demographic assumptions	–	–	(12)	(2)
Changes in financial assumptions	851	(349)	81	(19)
Plan member experience	31	46	(11)	(10)
Foreign exchange and other	7	45	–	2
Defined benefit obligation at end of year	8,365	7,513	954	880
Wholly or partially funded defined benefit obligation	8,205	7,350	91	57
Unfunded defined benefit obligation	160	163	863	823
Total defined benefit obligation	8,365	7,513	954	880
Fair value of plan assets
Fair value of plan assets at beginning of year	8,559	8,261	138	147
Acquisition of plan assets (1)	–	487	–	–
Settlements (2)	(147)	–	–	–
Impact of plan amendments	–	–	100	–
Interest income	479	457	12	8
Return on plan assets (excluding interest income)	979	(300)	1	(12)
Employer contributions	25	50	45	45
Employee contributions	20	20	6	6
Benefits paid	(481)	(449)	(59)	(58)
Administrative expenses	(12)	(10)	–	–
Foreign exchange and other	9	43	2	2
Fair value of plan assets at end of year	9,431	8,559	245	138
Effect of asset ceiling	(3)	–	(110)	–
Net surplus (deficit), net of the effect of the asset ceiling	$1,063	$1,046	$(819)	$(742)
Recorded in:
Other assets	1,252	1,225	44	81
Other liabilities	(189)	(179)	(863)	(823)
Net surplus (deficit), net of the effect of the asset ceiling	$1,063	$1,046	$(819)	$(742)
Actuarial gains (losses) recognized in other comprehensive income
Net actuarial (losses) on plan assets	979	(300)	1	(12)
Effect of asset ceiling	(3)	–	(107)	–
Actuarial gains (losses) on defined benefit obligation due to:
Changes in demographic assumptions	–	–	15	14
Changes in financial assumptions	(851)	349	(74)	17
Plan member experience	(31)	(46)	6	9
Foreign exchange and other	(3)	(8)	–	–
Actuarial gains (losses) recognized in other comprehensive income for the year	$91	$(5)	$(159)	$28

(1)	Relates to the defined benefit plan included in our acquisition of Bank of the West in fiscal 2023. Refer to Note 10 for further information.
(2)
We completed a buyout of our UK pension plan in the fourth quarter of 2024 whereby we transferred our defined benefit obligations and an equal amount of plan assets to a third-party insurer, who has assumed the responsibility of administering payments to the plan members. We do not have any further involvement in the plan. There was no pre-tax impact from this transfer. Deferred tax assets and liabilities related to the pension plan were reduced to $nil.

Plan Asset Allocations and Fair Value
Our pension and other employee future benefit plan assets are measured at fair value on a recurring basis. The asset allocation ranges, weighted-average actual asset allocations and fair values of plan assets held by our primary plans as at October 31, 2024 and 2023 are as follows:

(Canadian $ in millions)	2024					2023
	Target range	% of total	Quoted	Unquoted	Total	Target range	% of total	Quoted	Unquoted	Total
Equities	15 – 40%	22%	$1,060	$852	$1,912	15 – 40%	20%	$925	$663	$1,588
Fixed income investments	40 – 55%	49%	96	4,467	4,563	40 – 60%	49%	168	3,855	4,023
Alternative strategies	10 – 35%	29%	–	2,681	2,681	10 – 40%	31%	–	2,537	2,537
		100%	$1,156	$8,000	$9,156		100%	$1,093	$7,055	$8,148
No plan assets are directly invested in securities of the bank or those of its related parties as at October 31, 2024 and 2023. Our primary Canadian plan also did no
t
directly hold, through pooled funds, any of our common shares and fixed income securities as at October 31, 2024 and 2023. The plans do not hold any property we occupy or other assets we use.

BMO Financial Group 207th Annual Report 2024	195

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Sensitivity of Assumptions
Key weighted-average assumptions for 2024 used in measuring the defined benefit obligations for our primary plans are outlined in the following table. The sensitivity analysis provided in the table should be used with caution, as it is hypothetical and the impact of changes in each key assumption may not be linear. The sensitivities to changes in each key variable have been calculated independently of the impact of changes in other key variables. Actual experience may result in simultaneous changes in a number of key assumptions, which would amplify or reduce certain sensitivities.

(Canadian $ in millions, except as noted)	Defined benefit obligation
	Pension benefit plans	Other employee future benefit plans
Discount rate (%)	4.9	4.8
Impact of: 1% increase ($)	$ (839)	$ (73)
1% decrease ($)	1,037	86
Rate of compensation increase (%)	2.1	na
Impact of: 0.25% increase ($)	$ 37	na
0.25% decrease ($)	(36)	na
Mortality
Impact of: 1 year shorter life expectancy ($)	$ 154	$ 20
1 year longer life expectancy ($)	(157)	(20)
Assumed overall health care cost trend rate (%)	na	4.8 (1)
Impact of: 1% increase ($)	na	$ 29
1% decrease ($)	na	(29)

(1)	Trending to 4.00% in 2041 and remaining at that level thereafter.
na – not applicable
Maturity Profile
The duration of the defined benefit obligation for our primary plans is as follows:

(Years)	2024	2023
Canadian pension plans	13.0	12.1
U.S. pension plans	7.5	7.2
Canadian other employee future benefit plans	11.7	11.2
Cash Flows
Cash payments we made during the year in connection with our employee future benefit plans are as follows:

(Canadian $ in millions)	Pension benefit plans		Other employee future benefit plans
	2024	2023	2024	2023
Net contributions (refund) to defined benefit plans	$(25)	$7	$–	$–
Contributions to defined contribution plans	290	271	–	–
Benefits paid directly to pensioners	50	43	45	45
	$315	$321	$45	$45
Our best estimate of the contributions and benefits paid directly to pensioners we expect to make for the year ending October 31, 2025 is approximately $
43
 million for our defined benefit pension plans and $
45
 million for our other employee future benefit plans. Benefit payments from our defined benefit and other employee future benefit plans to retirees for the year ending October 31, 2025 are estimated to be $
586
 million.

Note 23: Income Taxes
We report our provision for income taxes in our Consolidated Statement of Income based upon transactions recorded in our consolidated financial statements, regardless of when they are recognized for income tax purposes, with the exception of repatriation of retained earnings from our subsidiaries, as noted below.
In addition, we record an income tax expense or benefit in other comprehensive income or directly in equity when the taxes relate to amounts recorded in other comprehensive income or equity. For example, income tax expense (recovery) on hedging gains (losses) related to our net investment in foreign operations is recorded in our Consolidated Statement of Comprehensive Income as part of net gains (losses) on translation of net foreign operations.
Current tax is the amount of income tax recoverable (payable) in respect of the taxable loss (profit) for a period. Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities for accounting and tax purposes. Deferred tax assets and liabilities are measured at the tax rates expected to apply when temporary differences reverse. Changes in deferred tax assets and liabilities related to a change in tax rates are recorded in income in the period the tax rate is substantively enacted, except to the extent that the tax arises from a transaction or event that is recognized either in other comprehensive income or directly in equity. Current and deferred taxes are offset only when they are levied by the same tax authority, on the same entity or group of entities, and when there is a legal right to offset.

196	BMO Financial Group 207th Annual Report 2024

Included in deferred
 tax assets is $20 million ($6 million as at October 31, 2023) related to Canadian tax loss carryforwards and $3 million ($7 million as at October 31, 2023) related to both U.S. tax loss carryforwards and tax credits that will expire in various amounts in U.S. taxation years from
2024 through 2044.
On the evidence available, including management projections of income, we believe it is probable that there will be sufficient taxable income generated by our business operations to support these deferred tax assets. The amount of tax on temporary differences, unused tax losses and unused tax credits for which no deferred tax asset is recognized in our Consolidated Balance Sheet as at October 31, 2024 is $947 million ($1,018 million as at October 31, 2023), of which $53 million ($74 million in 2023) is scheduled to expire within five years. Deferred tax assets have not been recognized in respect of these items because it is not probable that these benefits
will be realized.
Income that we earn through our foreign subsidiaries and foreign branches is generally taxed in the country in which they operate. Canada also taxes the income we earn through our foreign branches and a credit is allowed for certain foreign taxes paid on such income. Repatriation of earnings from certain foreign subsidiaries would require us to pay tax on certain of these earnings. As repatriation of such earnings is not planned in the foreseeable future, we have not recorded a related deferred tax liability. The taxable temporary differences associated with the repatriation of earnings from investments in certain foreign subsidiaries, branches, associates and interests in joint ventures for which deferred tax liabilities have not been recognized totalled
$
27
 billion as at October 31, 2024 ($
24
 billion as at October 31, 2023).
Provision for Income Taxes

(Canadian $ in millions)	2024	2023
Consolidated Statement of Income
Current
Provision for income taxes for the current period	$2,055	$2,220
Adjustments for prior periods	–	(2)
Deferred
Origination and reversal of temporary differences	150	(687)
Effect of changes in tax rates	3	(21)
	2,208	1,510
Other Comprehensive Income and Equity
Income tax expense (recovery) related to:
Unrealized gains (losses) on FVOCI debt securities	79	(35)
Reclassification to earnings of (gains) on FVOCI debt securities	(31)	(11)
Gains (losses) on derivatives designated as cash flow hedges	966	(576)
Reclassification to earnings/goodwill of losses on derivatives designated as cash flow hedges	536	366
Unrealized (losses) on hedges of net foreign operations	(38)	(90)
Unrealized gains on FVOCI equity securities	3	–
(Losses) on remeasurement of pension and other employee future benefit plans	1	24
(Losses) on remeasurement of own credit risk on financial liabilities designated at fair value	(242)	(103)
Share-based compensation	(4)	4
	1,270	(421)
Total provision for income taxes	$3,478	$1,089
Certain comparative figures have been reclassified for changes in accounting policy (Note 1).

Components of Total Provision for Income Taxes (Canadian $ in millions)	2024	2023
Canada: Current taxes
Federal	$813	$509
Provincial	453	278
	1,266	787
Canada: Deferred taxes
Federal	133	(475)
Provincial	74	(261)
	207	(736)
Total Canadian	1,473	51
Foreign: Current taxes	1,764	933
Deferred taxes	241	105
Total foreign	2,005	1,038
Total provision for income taxes	$3,478	$1,089
Certain comparative figures have been reclassified for changes in accounting policy (Note 1).

BMO Financial Group 207th Annual Report 2024	197

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation to Statutory Tax Rate
Set out below is a reconciliation of our statutory tax rates and income taxes that would be payable at these rates to the effective tax rates and provision for income taxes that we have recorded in our Consolidated Statement of Income:

(Canadian $ in millions, except as noted)	2024		2023
Combined Canadian federal and provincial income taxes at the statutory tax rate	$2,651	27.8%	$1,654	27.8%
Increase (decrease) resulting from:
Tax-exempt income from securities	(45)	(0.5)	(265)	(4.5)
Foreign operations subject to different tax rates	(365)	(3.8)	(233)	(4.0)
Change in tax rate for deferred taxes	3	–	–	–
Income attributable to investments in associates and joint ventures	(36)	(0.3)	(31)	(0.5)
Net impact of certain Canadian tax measures	–	–	371	6.3
Other	–	–	14	0.3
Provision for income taxes in our Consolidated Statement of Income and effective tax rate	$2,208	23.2%	$1,510	25.4%
Certain comparative figures have been reclassified for changes in accounting policy (Note 1).
In fiscal 2023, the Canadian government enacted legislation related to certain tax measures that are applicable to certain Canadian companies in a bank or life insurer group, including a one-time
15% tax (referred to as the Canada Recovery Dividend, or CRD), based on the average taxable income for fiscal 2020 and fiscal 2021, less a $1 billion exemption, payable in equal instalments over five years. The legislation also included a permanent 1.5% increase in the tax rate, based on taxable income above $100 million (effective for taxation years that end after April 7, 2022 and pro-rated
for the first year).
We recorded a
one-time
tax expense of
$371 million in income tax expense
 in fiscal 2023
, including $312 million relating to the CRD, and $59 million relating to the pro-rated
fiscal 2022 impact of the 1.5% increase in
the
tax rate, net of a related remeasurement of our net deferred tax assets.
Components of Deferred Tax Balances

(Canadian $ in millions)
Deferred Tax Asset (Liability)	Net asset, November 1, 2023		Benefit (expense) to income statement		Benefit (expense) to equity	Translation and other	Net asset, October 31, 2024
Allowance for credit losses	$893		$449		$–	$1	$1,343
Employee future benefits	264		3		15	–	282
Deferred compensation benefits	783		(35)		–	1	749
Other comprehensive income	522		–		(298)	–	224
Premises and equipment	(343)		(136)		–	(1)	(480)
Pension benefits	(395)		73		(16)	–	(338)
Goodwill and intangible assets	(913)		107		–	1	(805)
Securities	987		(119)		–	(1)	867
Other	1,606		(495	) (1)	4	66	1,181
Net deferred tax assets (liabilities)	$3,404		$(153)		$(295)	$67	$3,023
Comprising
Deferred tax assets	$3,420						$3,024
Deferred tax liabilities	(16)						(1)
Net deferred tax assets (liabilities)	$3,404						$3,023

(Canadian $ in millions)
Deferred Tax Asset (Liability)	Net asset, November 1, 2022	Bank of the West acquisition	Benefit (expense) to income statement		Benefit (expense) to equity	Translation and other	Net asset, October 31, 2023
Allowance for credit losses	$605	$96	$182		$–	$10	$893
Employee future benefits	256	–	21		(14)	1	264
Deferred compensation benefits	708	115	(50)		–	10	783
Other comprehensive income	573	–	–		(51)	–	522
Premises and equipment	(511)	(179)	359		–	(12)	(343)
Pension benefits	(370)	25	(41)		(9)	–	(395)
Goodwill and intangible assets	(244)	(767)	134		–	(36)	(913)
Securities	142	1,086	(286)		–	45	987
Other	281	897 (2)	389	(3)	(3)	42	1,606
Net deferred tax assets (liabilities)	$1,440	$1,273	$708		$(77)	$60	$3,404
Comprising
Deferred tax assets	$1,542						$3,420
Deferred tax liabilities	(102)						(16)
Net deferred tax assets (liabilities)	$1,440						$3,404

(1)	Includes the tax impact of the legal provision reversal recorded in relation to the lawsuit described in Note 25.
(2)	Includes the tax impact of deferred revenue and purchase accounting adjustments in connection with our acquisition of Bank of the West.
(3)
Includes the tax impact of interest rate swaps and securities we purchased to mitigate the impact of changes in interest rates in our acquisition of Bank of the West (refer to Note 10 for additional details) and the tax impact of leasing assets.

Certain comparative figures have been reclassified for changes in accounting policy (Note 1).
Canadian tax authorities have reassessed us for additional income tax and interest in an a mou
nt of approximately $1,465
million in respect of certain 2011 – 2018 Canadian corporate dividends. These reassessments denied certain dividend deductions on the basis that the dividends were received as part of a “dividend rental arrangement”. In general, the tax rules raised by the Canadian tax authorities were prospectively addressed in the 2015 and 2018 Canadian federal budgets. We filed Notices of Appeal with the Tax Court of Canada and the matter is in litigation. We remain of the view that our tax filing positions were appropriate and intend to challenge all reassessments. However, if such challenges are unsuccessful, the additional expense would negatively impact our net income.

198	BMO Financial Group 207th Annual Report 2024

Note 24: Earnings Per Share
Basic earnings per share is calculated by dividing net income attributable to bank shareholders, after deducting dividends payable on preferred shares and distributions payable on other equity instruments, by the daily average number of fully paid common shares outstanding throughout the year.
Diluted earnings per share is calculated in the same manner, with further adjustments made to reflect the dilutive impact
of instruments that are convertible into our common shares.
The following table presents our basic and diluted earnings per share:

Basic Earnings Per Common Share (Canadian $ in millions, except as noted)	2024	2023
Net income attributable to bank shareholders	$7,318	$4,425
Dividends on preferred shares and distributions on other equity instruments	(386)	(331)
Net income available to common shareholders	$6,932	$4,094
Weighted-average number of common shares outstanding (in thousands)	727,738	709,364
Basic earnings per common share (Canadian $)	$9.52	$5.77

Diluted Earnings Per Common Share (Canadian $ in millions, except as noted)	2024	2023
Net income available to common shareholders	$6,932	$4,094
Weighted-average number of common shares outstanding (in thousands)	727,738	709,364
Effect of dilutive instruments
Stock options potentially exercisable (1)	3,556	4,440
Common shares potentially repurchased	(2,759)	(3,289)
Weighted-average number of diluted common shares outstanding (in thousands)	728,535	710,515
Diluted earnings per common share (Canadian $)	$9.51	$5.76

(1)
In computing diluted earnings per common share, we excluded average stock options outstanding of 3,220,995 with a weighted-average exercise price of $130.33 for the year ended October 31, 2024 (2,204,402 with a weighted-average exercise price of $135.69 for the year ended October 31, 2023), as the average share price in each of the two years did not exceed the exercise price.

Certain comparative figures have been reclassified for changes in accounting policy (Note 1).

Note 25: Commitments, Guarantees, Pledged Assets, Provisions and Contingent Liabilities
In the ordinary course of business, we enter into a variety of contracts under which we may be required to make payments to reimburse a counterparty for a loss if a third party does not perform according to the terms of a contract or does not make payments when due under the terms of a debt instrument, and contracts under which we provide indirect guarantees of the indebtedness of another party, all of which are considered guarantees.
Guarantees that qualify as derivatives are accounted for in accordance with the policy for derivative instruments (refer to Note 8). For guarantees that do not qualify as derivatives, a liability is initially recorded at fair value, which is generally the fee received. Subsequently, guarantees are recorded at the higher of initial fair value, less amortization to recognize any fee income earned over the period, and our best estimate of the amount required to settle the obligation. Any change in the liability is recorded in our Consolidated Statement of Income.
We enter into a variety of commitments, including
off-balance
sheet credit instruments, such as backstop liquidity facilities, letters of credit, credit default swaps and commitments to extend credit, as a method of meeting the financial needs of our customers. These commitments include contracts under which we may be required to make payments to a counterparty, based on changes in the value of an asset, liability or equity security that the counterparty holds, due to changes in an underlying interest rate, foreign exchange rate or other variable. The contractual amount of our commitments represents our maximum undiscounted potential exposure, before possible recoveries under recourse and collateral provisions. Collateral requirements for these instruments are generally consistent with our collateral requirements for loans.
A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.
We strive to limit our exposure to credit risk by dealing only with counterparties that we believe are creditworthy, and we manage our credit risk for these instruments using the same credit risk process that we apply to loans and other credit assets.

BMO Financial Group 207th Annual Report 2024	199

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The maximum amounts payable related to our various commitments are as follows:

(Canadian $ in millions)	2024	2023
Financial Guarantees
Standby letters of credit	$30,523	$29,656
Credit default swaps (1)	16,211	10,010

Other Credit Instruments
Backstop liquidity facilities	18,224	18,805
Documentary and commercial letters of credit	1,893	1,763
Commitments to extend credit (2)	230,689	218,094
Other commitments (3)	10,093	9,947
Total	$307,633	$288,275

(1)	The fair value of the related derivatives included in our Consolidated Balance Sheet was $8 million as at October 31, 2024 ($3 million as at October 31, 2023).
(2)	Commitments to extend credit exclude personal lines of credit and credit cards that are unconditionally cancellable at our discretion.
(3)	Other commitments include $4,511 million as at October 31, 2024 ($5,611 million as at October 31, 2023) of underwriting commitments that are extended but not yet accepted by the borrower.
Financial Guarantees
Standby letters of credit represent our obligation to make payments to third parties on behalf of customers if they are unable to make the required payments or meet other contractual requirements. The majority have a term of one year or less. Collateral requirements for standby letters of credit and guarantees are consistent with our collateral requirements for loans. Standby letters of credit and guarantees include our guarantee of a subsidiary’s debt provided directly to a third party.
Written credit default swaps require us to compensate a counterparty following the occurrence of a credit event in relation to a specified reference obligation, such as a bond or a loan. The terms of these contracts range from less than 1 year to over 10 years. Refer to Note 8 for additional details.
Other Credit Instruments
Backstop liquidity facilities are provided to ABCP programs administered by us as an alternative source of financing when ABCP markets cannot be accessed. The terms of the backstop liquidity facilities do not require us to advance money to these programs in the event of insolvency of the borrower. The average term of these liquidity facilities is approximately 1 to 5 years.
Documentary and commercial letters of credit represent our agreement to honour drafts presented by a third party upon completion of specific activities.
Commitments to extend credit represent our commitment to customers to grant them credit in the form of loans or other financings for specific amounts and maturities, subject to their meeting certain conditions.
Other commitments include commitments to fund external private equity funds and investments in equity and debt securities at market value at the time the commitments are drawn. In addition, we act as underwriter for certain new issuances under which we, alone or together with a syndicate of financial institutions, purchase the new issue for resale to investors.
Indemnification Agreements
In the normal course of operations, we enter into various agreements that provide general indemnifications. These indemnifications typically occur in connection with sales of assets, securities offerings, service contracts, director contracts, membership agreements, clearing arrangements, derivative contracts and leasing transactions. Based on historical experience, we expect the risk of loss to be remote.
Exchange and Clearinghouse Guarantees
We are a member of several securities and futures exchanges and central counterparties. Membership in certain of these organizations may require us to pay a pro rata share of the losses incurred by the organization in the event of default by another member. It is difficult to estimate our maximum exposure under these membership agreements, since this would require an assessment of future claims that may be made against us that have not yet occurred. Based on historical experience, we expect the risk of material loss to be remote.
Pledged Assets and Collateral
In the ordinary course of business, we enter into trading, lending and borrowing activities that require us to pledge assets or provide collateral. Pledging and collateral transactions are typically conducted under terms and conditions that are usual and customary to these activities. If there is no default, the securities or their equivalents must be returned by the pledgee upon satisfaction of the obligation.

200	BMO Financial Group 207th Annual Report 2024

The following tables summarize our pledged assets and collateral, and the activities to which they relate
:

(Canadian $ in millions)	2024	2023
Bank Assets
Cash and due from banks	$80	$125
Securities (1)	139,553	114,407
Loans	71,419	94,442
Other assets	10,314	10,596
	221,366	219,570
Third-party Assets (2)
Collateral received and available for sale or re-pledging	195,071	191,148
Less: Collateral not sold or re-pledged	(45,087)	(46,331)
	149,984	144,817
Total pledged assets and collateral	$371,350	$364,387

(Canadian $ in millions)	2024	2023
Uses of pledged assets and collateral
Clearing systems, payment systems and depositories	$26,203	$18,096
Foreign governments and central banks	46	89
Obligations related to securities sold short	35,030	43,774
Obligations related to securities sold under repurchase agreements	97,878	92,549
Securities borrowing and lending (3)	99,405	87,136
Derivatives transactions	19,224	14,983
Securitization	23,739	27,058
Covered bonds	27,235	29,802
Other (4)	42,590	50,900
Total pledged assets and collateral	$371,350	$364,387

(1)	Includes NHA MBS of $5,492 million, which are included in loans in our Consolidated Balance Sheet ($4,481 million as at October 31, 2023).
(2)	Includes on-balance sheet securities borrowed or purchased under resale agreements and off-balance sheet collateral received.
(3)	Includes off-balance sheet securities borrowing and lending.
(4)	Includes $21,235 million of assets that have been pledged supporting FHLB activity ($41,510 million as at October 31, 2023).
Certain comparative figures have been reclassified for changes in accounting policy (Note 1).
Lease Commitments
We have entered into a number of
non-cancellable
leases for premises and equipment. Our computer and software leases are typically fixed for one term. Leases that we have signed but have not yet taken possession of totalled
$
80
million as at October 31, 2024 ($
94

million as at October 31, 2023).
Provisions and Contingent Liabilities
Provisions are recognized when we have a legal or constructive obligation as a result of past events, such as contractual commitments, legal or other obligations for which we can reliably estimate the related amount, and it is probable we will be required to settle the obligation. We recognize as a provision our best estimate of the amount required to settle the obligations as of the balance sheet date, taking into account the risks and uncertainties surrounding the obligations. Provisions are recorded in other liabilities in our Consolidated Balance Sheet. Contingent liabilities are potential obligations arising from past events, the existence of which will only be confirmed by the occurrence or non-occurrence
of one or more future events not wholly within our control, and are not included in the table below.
Legal Proceedings
The bank and its subsidiaries are party to legal proceedings, including regulatory investigations, in the ordinary course of business. We review the status of these proceedings regularly and establish provisions when in our judgment it becomes probable that we will incur a loss and the amount can be reliably estimated. The bank’s provisions represent our best estimates based upon currently available information for proceedings for which estimates can be made. However, the bank’s provisions may differ significantly from the actual losses incurred as a result of, for example, the inherent uncertainty of the various potential outcomes of such proceedings; the varying stages of the proceedings; the existence of multiple defendants whose share of liability may not yet have been determined; unresolved issues in such proceedings, some of which involve novel legal theories and interpretations; the fact that the underlying matters will change from time to time; and such proceedings may involve very large or indeterminate damages. While it is inherently difficult to predict the ultimate outcome of these proceedings, based on our current knowledge, we do not expect the outcome of any of these proceedings, individually or in the aggregate, to have a material adverse effect on the consolidated financial position or the results of operations of the bank. However, because of the factors listed above, as well as other uncertainties inherent in litigation and regulatory matters, there is a possibility that the ultimate resolution of legal proceedings or regulatory investigations may be material to the bank’s consolidated financial position or its results of operations for any particular reporting period.

BMO Financial Group 207th Annual Report 2024	201

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

BMO Bank National Association (BBNA), formerly BMO Harris Bank N.A., as successor to M&I Marshall and Ilsley Bank (M&I), was named as the defendant in a lawsuit filed in the U.S. Bankruptcy Court for the District of Minnesota (Bankruptcy Court) in connection with a Ponzi scheme carried out by Thomas J. Petters and certain affiliated individuals and entities (collectively, Petters). The lawsuit, brought by a Trustee in bankruptcy proceedings for certain Petters entities, alleged that between 1999 and 2008, M&I (and a predecessor bank) helped facilitate the Ponzi scheme operated by Petters. On November 8, 2022, a jury awarded damages of approximately US$
564

million against BBNA. On June 27, 2023, BBNA filed its notice of appeal with the United States Court of Appeals for the Eighth Circuit to contest the jury verdict and award. On August 22, 2023, the trial court
awarded the plaintiff approximately
US$
483

million in
pre-judgment
interest and ordered BBNA to pay post-judgment interest on the jury award a
t
4.74
%
 and
pre-judgment
interest at
5.26
%
. On September 12, 2024, the Court of Appeals reversed the trial court judgment, finding that BBNA had a valid legal defence that extinguished the Trustee’s claim. The appellate court directed the trial court to enter judgment for BBNA. As a result of this outcome, in accordance with applicable accounting standards, BMO reversed its provision of
$
1,190
 million ($
875
 million
after-tax),
comprising $
594
million in
non-interest
expense, other and $
596

million in interest expense, other liabilities. On October 24, 2024, the plaintiff filed a petition asking the Court of Appeals to reconsider the judgment entered in BBNA’s favour. On November 14, 2024, the Court of Appeals denied this request.
Restructuring and Severance Charges
Provisions for restructuring and severance charges relate to costs incurred related to the integration of Bank of the West and accelerating operational efficiencies across the enterprise. This represents our best estimate of the amount that will ultimately be paid out.
Changes in the provision balance during the year were as follows:

(Canadian $ in millions)			2024			2023
	Restructuring and severance	Legal	Total	Restructuring and severance	Legal	Total
Balance at beginning of year	$335	$1,243	$1,578	$109	$1,168	$1,277
Additional provisions/increase in provisions	101	67	168	388	188	576
Provisions utilized	(210)	(19)	(229)	(142)	(116)	(258)
Amounts reversed	(59)	(1,196)	(1,255)	(27)	(11)	(38)
Foreign exchange and other	(3)	–	(3)	7	14	21
Balance at end of year	$164	$95	$259	$335	$1,243	$1,578

Note 26: Operating and Geographic Segmentation
Operating Groups
We conduct our business through three operating groups, each of which has a distinct mandate. Our operating groups reflect our organizational and management structure and therefore these groups, and the results attributed to them, may not be comparable with those of other financial services companies. We evaluate the performance of our operating groups using reported and adjusted measures, such as net income, revenue growth, return on equity and non-interest
expense-to-revenue
(efficiency) ratio, as well as operating leverage. The acquisition of Bank of the West has been reflected in the U.S. P&C and BMO WM reporting segments.
Personal and Commercial Banking
P&C
comprises
two operating segments: Canadian P&C and U.S. P&C.
Canadian Personal and Commercial Banking
Canadian P&C provides a full range of financial products and services to nearly eight million customers. Personal and Business Banking provides financial solutions through a network of almost 900 branches, contact centres, digital banking platforms and more than 3,200 automated teller machines. Commercial Banking serves clients across Canada and delivers sector and industry expertise, as well as a local presence.
U.S. Personal and Commercial Banking
U.S. P&C provides financial products and services to four million customers. Personal and Business Banking provides financial solutions through a network of nearly
1,000 branches, contact centres, digital banking platforms and more than 40,000 automated teller machines. Commercial Banking serves clients across the United States and delivers sector and industry expertise, as well as a local presence.
BMO Wealth Management
BMO WM serves a full range of client segments, from mainstream to ultra high net worth and institutional, with a broad offering of wealth management products and services, including insurance products.
BMO Capital Markets
BMO CM offers a comprehensive range of products and services to corporate, institutional and government clients. Through our Investment and Corporate Banking and Global Markets lines of business, there are approximately
 2,700 professionals, operating in 30 locations around the world.

202	BMO Financial Group 207th Annual Report 2024

Corporate Services
Corporate Services consists of Corporate Units and Technology and Operations (T&O). Corporate Units provide enterprise-wide expertise, governance and support in a variety of areas, including strategic planning, risk management, finance, legal and regulatory compliance, human resources, communications, marketing, real estate and procurement. T&O develops, monitors, manages and maintains governance of information technology including data and analytics, and also provides cybersecurity and operations services.
The costs of these Corporate Units and T&O services are largely transferred to the three operating groups (P&C, BMO WM and BMO CM), with any remaining amounts retained in Corporate Services results. As such, Corporate Services results largely reflect the impact of residual unallocated expenses, residual treasury-related activities and the elimination of taxable equivalent adjustments. We review our expense allocation methodologies annually and update these as appropriate.
Basis of Presentation
The results of these operating groups are based on our internal financial reporting systems. The accounting policies used in these segments are generally consistent with those followed in the preparation of our consolidated financial statements, as disclosed in Note 1 and throughout the consolidated financial statements. Income taxes presented below may not be reflective of taxes paid in each jurisdiction in which we operate. Income taxes are generally applied to each segment based on a statutory tax rate and may be adjusted for items and activities specific to each segment. A notable accounting measurement difference is the taxable equivalent basis adjustment, as described below.
Periodically, certain business lines and units within the business lines are transferred between client and corporate support groups in order to more
closely align our organizational structure with our strategic priorities. In addition, revenue and expense allocations are updated to more accurately align with current experience. Results for prior periods are restated to conform with the current year’s presentation.
Taxable Equivalent Basis
We analyze revenue on a taxable equivalent basis (teb) at the operating group level. Revenue and the provision for income taxes are increased on tax-exempt
securities to an equivalent
before-tax
basis to facilitate comparisons of income between taxable and tax-exempt
sources. The offset to the operating segments’ teb adjustments is reflected in Corporate Services revenue and provision for income taxes. Beginning January 1, 2024, we did not take the deduction for certain Canadian dividends received in BMO CM due to proposed legislation, and as a result, we no longer report this revenue on a teb. This proposed legislation was enacted in the third quarter of
fiscal 2024. The teb adjustment for the year ended October 31, 2024 was $58 million ($354 million in 2023).
Inter-Group Allocations
Various estimates and allocation methodologies are used in the preparation of the operating groups’ financial information. Overhead expenses are allocated to operating groups using allocation formulas applied on a consistent basis. Operating group net interest income reflects internal funding charges and credits on the groups’ assets, liabilities and capital at market rates, taking into account relevant terms and currency considerations. The offset of the net impact of these charges and credits is reflected in Corporate Services. These inter-group allocations are also applied to the geographic segmentation.

BMO Financial Group 207th Annual Report 2024	203

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Our results and average assets, grouped by operating segment, are as follows:

(Canadian $ in millions)	Canadian P&C	U.S. P&C	BMO WM	BMO CM	Corporate Services (1)	2024 Total
Net interest income (2)	$8,852	$8,162	$1,313	$1,731	$(590)	$19,468
Non-interest revenue	2,587	1,602	4,333	4,785	20	13,327
Total Revenue	11,439	9,764	5,646	6,516	(570)	32,795
Provision for credit losses on impaired loans	1,326	1,274	26	367	73	3,066
Provision for (recovery of) credit losses on performing loans	333	389	5	2	(34)	695
Total provision for credit losses	1,659	1,663	31	369	39	3,761
Depreciation and amortization	590	957	264	299	–	2,110
Non-interest expense	4,415	4,941	3,704	3,979	350	17,389
Income (loss) before taxes and non-controlling interest in subsidiaries	4,775	2,203	1,647	1,869	(959)	9,535
Provision for (recovery of) income taxes	1,318	374	399	377	(260)	2,208
Reported net income (loss)	$3,457	$1,829	$1,248	$1,492	$(699)	$7,327
Non-controlling interest in subsidiaries	$–	$2	$–	$–	$7	$9
Net income (loss) attributable to bank shareholders	$3,457	$1,827	$1,248	$1,492	$(706)	$7,318
Average assets (3)	$327,883	$236,341	$64,674	$468,963	$271,554	$1,369,415

	Canadian P&C	U.S. P&C	BMO WM	BMO CM	Corporate Services (1)	2023 Total
Net interest income (2)	$8,043	$7,607	$1,380	$2,490	$(839)	$18,681
Non-interest revenue	2,516	1,573	4,031	3,902	(1,444)	10,578
Total Revenue	10,559	9,180	5,411	6,392	(2,283)	29,259
Provision for credit losses on impaired loans	724	364	5	9	78	1,180
Provision for credit losses on performing loans	185	142	13	9	649	998
Total provision for credit losses	909	506	18	18	727	2,178
Depreciation and amortization	573	891	288	340	–	2,092
Non-interest expense	4,150	4,553	3,590	3,938	2,811	19,042
Income (loss) before taxes and non-controlling interest in subsidiaries	4,927	3,230	1,515	2,096	(5,821)	5,947
Provision for (recovery of) income taxes	1,354	741	369	471	(1,425)	1,510
Reported net income (loss)	$3,573	$2,489	$1,146	$1,625	$(4,396)	$4,437
Non-controlling interest in subsidiaries	$–	$6	$–	$–	$6	$12
Net income (loss) attributable to bank shareholders	$3,573	$2,483	$1,146	$1,625	$(4,402)	$4,425
Average assets (3)	$310,323	$211,864	$60,092	$466,030	$251,215	$1,299,524

(1)	Corporate Services includes T&O.
(2)	Operating groups report on a teb – see Basis of Presentation section.
(3)
Included within average assets are average earning assets, which comprise
deposits with other banks, deposits at central banks, securities borrowed or purchased under resale agreements, loans and securities. Total average earning assets for
2024
are $1,237,245 million, including $319,795 million for Canadian P&C, $215,987 million for U.S. P&C and $701,463 million for all other operating segments, including Corporate Services (2023 – Total: $1,145,870 million, Canadian P&C: $296,164 million, U.S. P&C: $195,363 million and all other operating segments: $654,343 million).

Certain comparative figures have been reclassified to conform with the current year’s presentation and for changes in accounting policy (Note 1).
Geographic Information
We operate primarily in Canada and the United States, but we also have operations in the United Kingdom, Europe, the Caribbean and Asia, which are grouped within other countries in the table below. We allocate our results by geographic region based on the location of the unit responsible for managing the related assets, liabilities, revenues and expenses.
Our results and average assets, grouped by geographic region, are as follows:

(Canadian $ in millions)				2024
	Canada	United States	Other countries	Total
Total Revenue	$16,107	$14,465	$2,223	$32,795
Income before taxes	4,434	3,547	1,554	9,535
Reported net income	3,199	2,865	1,263	7,327
Average Assets	692,750	613,098	63,567	1,369,415

				2023
Total Revenue	$15,087	$11,836	$2,336	$29,259
Income (loss) before taxes	4,635	(176)	1,488	5,947
Reported net income	3,194	29	1,214	4,437
Average Assets	665,025	572,434	62,065	1,299,524
Certain comparative figures have been reclassified to conform with the current year’s presentation and for changes in accounting policy (Note 1).

204	BMO Financial Group 207th Annual Report 2024

Note 27: Significant Subsidiaries
As at October 31, 2024, the bank, either directly or indirectly through its subsidiaries, controls the following significant operating subsidiaries.

Significant subsidiaries (1) (2)	Head or principal office	Book value of shares owned by the bank (Canadian $ in millions)
AIR MILES Loyalty Inc.	Toronto, Canada	$157
Bank of Montreal (China) Co. Ltd.	Beijing, China	501
B ank of Montreal Europe Public Limited Company	Dublin, Ireland	1,319
Bank of Montreal Holding Inc. and subsidiaries, including:	Toronto, Canada	35,530
Bank of Montreal Mortgage Corporation	Calgary, Canada
BMO Mortgage Corp.	Vancouver, Canada
BMO Investments Inc.	Toronto, Canada
BMO Investments Limited	Hamilton, Bermuda
BMO Reinsurance Limited	St. Michael, Barbados
BMO InvestorLine Inc.	Toronto, Canada
BMO Nesbitt Burns Inc.	Toronto, Canada
BMO Private Equity (Canada) Inc.	Toronto, Canada
BMO Capital Markets Limited	London, England	361
BMO Capital Partners Inc.	Toronto, Canada	936
BMO Financial Corp. and subsidiaries, including:	Chicago, United States	54,698
BMO Bank National Association	Chicago, United States
BMO Capital Markets Corp.	New York, United States
BMO Japan Securities Ltd.	Tokyo, Japan	6
BMO Life Insurance Company and subsidiaries, including:	Toronto, Canada	1,246
BMO Life Holdings (Canada), ULC	Halifax, Canada
BMO Life Assurance Company	Toronto, Canada
BMO Trust Company	Toronto, Canada	543

(1)
Each subsidiary is incorporated or organized under the laws of the state or country in which the principal office is situated, except for BMO Financial Corp. and BMO Capital Markets Corp., which are incorporated under the laws of the state of Delaware, United States.

(2)	Unless otherwise noted, the bank, either directly or indirectly through its subsidiaries, owns 100% of the outstanding voting shares of each subsidiary.
Significant Restrictions
Our ability to transfer funds between our subsidiaries may be restricted by statutory, contractual, capital and regulatory requirements
. Restrictions include:
•	Assets pledged as security for various liabilities we incur. Refer to Note 25 for details.
•	Assets of our consolidated SEs that are held for the benefit of the note holders. Refer to Note 7 for details.
•	Assets held by our insurance subsidiaries. Refer to Note 15 for details.
•	Regulatory and statutory requirements that reflect capital and liquidity requirements.
•	Funds required to be held with certain central banks, regulatory bodies and counterparties. Refer to Note 2 for details.

Note 28: Related Party Transactions
Related parties include subsidiaries, joint ventures, associates, employee future benefit plans and key management personnel and their close family members. Close family members include spouses, common-law
partners and dependent minors. Transactions with our subsidiaries are eliminated on consolidation and are not disclosed as related party transactions.
Key Management Personnel and Their Close Family Members
Key management personnel is defined as those persons having authority and responsibility for planning, directing and/or controlling the activities of an entity, being the members of our Board of Directors (directors) and certain senior executives.
The following table presents the compensation of our key management personnel:

(Canadian $ in millions)	2024	2023
Base salary and incentives	$20	$22
Post-employment benefits	2	2
Share-based payments (1)	37	49
Total key management personnel compensation	$59	$73

(1)	Amounts included in share-based payments are the fair values of awards granted in the year.
We offer senior executives market interest rates on credit card balances, a fee-based
subsidy on annual credit card fees, and a select suite of customer loan and mortgage products at rates normally accorded to preferred customers. As at October 31, 2024, loans and undrawn credit commitments to key management personnel and their close family members totalled $19 million ($16 million as at October 31, 2023). We had no
ACL on impaired loans related to these amounts as at October 31, 2024 and 2023.

BMO Financial Group 207th Annual Report 2024	205

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Directors receive a specified amount of their annual retainer in deferred stock units. Until a director’s shareholdings (including deferred stock units) are eleven times greater than their annual retainer, they are required to take 100% of their annual retainer and other fees in the form of either our common shares or deferred stock units. Once the shareholding requirements have been met, directors may elect to receive the remainder of such retainer fees and other remuneration in cash, common shares or deferred stock units.
Directors of our wholly-owned subsidiary, BMO Financial Corp., are required to take a specified minimum amount of their annual retainer and other fees in the form of deferred stock units.
Joint Ventures and Associates
We provide banking services to our joint ventures and associates on the same terms offered to our customers for these services.
The following table presents the carrying amount of our interests in joint ventures and associates accounted for under the equity method, as well as our share of the income of those entities:

(Canadian $ in millions)	Joint ventures		Associates
	2024	2023	2024	2023
Carrying amount	$ 907	$ 679	$ 820	$ 782
Share of net income	93	61	114	124
We do not have any joint ventures or associates that are individually material to our consolidated financial statements.
The following table presents transactions with our joint ventures and associates:

(Canadian $ in millions)	2024	2023
Loans (1) (2)	$ 1,864	$ 1,525
Deposits	241	265
Fees paid for services received	66	58
Guarantees and commitments	210	98

(1)	Includes customers’ liability under acceptances.
(2)	We had no ACL on impaired loans related to these amounts as at October 31, 2024 and 2023.

206	BMO Financial Group 207th Annual Report 2024